1/13

03003107

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME EVN

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 3178 FISCAL YEAR 9-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 1/15/03

80 years in the service of customers, innovation and security of supply

80 years of EVN

Energie vernünftig nutzen

EVN

200

1939-45 World War II

1938 National Socialist "Anschluss" of Austria



1933 National Socialists take power in Germany

1938 Start of construction work on the Kaprun power station in the Hohe Tauern

1929 "Black Friday" – stock exchange collapse in New York, begin of the global economic depression

1928 Penicillin discovered by Alexander Fleming

1925 The Austrian schilling


SCHILLING

1924 Austrian radio starts to broadcast

1922 Geneva League of Nations bond, end of inflation, Austrian state finances are restructured



1924 NEWAG supplies 603 local networks covering around a third of Lower Austria




FÜNF (5) AKTIEN
EINTAUSEND KRONEN
EINTAUSEND KRONEN

1922 Foundation of NEWAG for Lower Austria's electrification and power supply

Energie vernünftig nutzen

EVN



1958 The Treaty of Rome comes into effect: European Economic Community with Germany, France, Italy and the Benelux countries



1959 NEWAG thermal power plant in Korneuburg – first major power plant to incorporate the flexible use of the primary fuels, oil and natural gas

1958 NEWAG becomes the first European energy supplier to put an EDP system, an IBM 650, into operation



1955 Austrian State Treaty – Austria recovers full independence





1957 NEWAG storage power station in Ottenstein am Kamp completed


FERNSEHEN
IN ÖSTERREICH

1955 Austrian television

1954 Foundation of NIOGAS for the supply of industrial companies, urban centres and municipalities with natural gas


ERDGASGEMEINSCHAFT N.Ö.

1947 NEWAG supplies 1,800 local networks

1947 Begin of the Cold War

NEWAG

1945 The NEWAG company name is restored

1944 Austria's first natural gas fired steam power station Neusiedl an der Zaya

1939 Dispersed supply of electricity in Lower Austria with price differences of up to 600% – NEWAG becomes "Gauwerke Niederdonau AG"

From 1970 Accelerated expansion of the international natural gas transport network

1969 Woodstock festival



1962

1961 Building of the Berlin wall



1961 Kennedy – Khrushchev meeting in Vienna





1969 Apollo 11 – first manned Moon landing

1968 Mass motorisation: over 1 million private cars in Austria

1967 World's first heart transplant operation


UKRAINE
TSCHECHIEN
SLOWAKEI
ÖSTERREICH
UNGARN
RUMÄNIEN

1968 NIOGAS receives Russian natural gas – the first such contract between the Soviet Union and a Western European country



1963 Start of construction work on NÖSIWAG's first reservoir for the supply of the Laa basin

1963 Lighting-up celebration in Harmannschlag – all of Lower Austria's municipalities electrified





1962 Foundation of NÖSIWAG for Lower Austria's drinking water supply



1961 Entry into the heating business – first district heating plant in Mödling

1996 Opening of the new provincial government quarter
1986 St. Pölten becomes the capital of Lower Austria

1986 Reactor accident at the Chernobyl power station in Ukraine



1984 Construction work on the Danube power station Hainburg stops after environmental protest

1982 First Austrian "test tube baby" (in-vitro fertilisation)

1978 Second oil price crisis

Personal computer
1981 IBM PC
1977 Apple II





1978 No nuclear power in Austria – 50.4 % vote against the Zwentendorf atomic power station

1973 First oil price crisis


EVN

1988 Renaming as EVN
1986 Merger of NEWAG and NIOGAS

1987 NÖSIWAG supplies around 260,000 inhabitants in 386 municipalities with water



1986 Dürnrohr power station with most advanced environmental protection technology



1976 Commencement of energy consulting



From 1970 Build-up of full coverage natural gas supply by NIOGAS –
1971 51 local networks
1980 133 local networks

1993 Digital, mobile telephony in Austria (GSM network) – the cell phone sweeps all before it


Website
EVN AG
SMS-Service
Spiele
Privatkunden
Investor Relations
Webcams
Businesskunden
EVN im Überblick
NÖ Wetter
Jungunternehmer
Presse
Alternativantriebe
Natur Energie
Ausschreibungen
Young Energy
Online Service
Jobs
EVN-CUP 2002
EVN Gruppe
EVN

1992 WWW / World Wide Web – free use of the internet

1989 Collapse of the "Iron Curtain"



1991 Mass motorisation: over 3 million private cars in Austria (population: 7.6 m)



1994 Foundation of AVN, the EVN subsidiary for waste incineration



1993 First EVN biomass plant

1992 100th EVN local district heating plant in Neunkirchen



1991 New business areas – investments in energy companies, as well as in the telecommunications, consulting & engineering, waste and water sectors


EVN
Aktie

1989/90 Privatisation of 49 % of EVN – flotation on the Vienna Stock Exchange

1989 EVN natural gas supply of around 100,000 customers via 211 local networks

2002 Complete deregulation of the Austrian gas market



2002 Worst flooding for centuries in the Kamp valley



2002 The euro

2001 Complete deregulation of the Austrian electricity market

1995 Austria joins the EU





2002 AVN: topping out ceremony at Austria's most modern waste incineration plant in Dürnrohr




D
CZ
München
EnergieAllianz
A
SLO
Ljubljana

2002 Partnerships with Austrian electricity and gas companies serve the successful mastery of European electricity and gas market liberalisation

2001 EVN has 452 local natural gas supply networks and around 240,000 customers



2001 Acquisition of Austria's second biggest water supplier, NÖSIWAG, now **evn wasser**, supply of 460,000 inhabitants

2000 Comprehensive modernisation of the Theiss power station – use of district heat for the town of Krems

2000 First **evn naturkraft** wind park in Gänserndorf

1999 Gas explosion in Wilhelmsburg

1998 26 customer centres throughout Lower Austria

Energie vernünftig nutzen

EVN

Annual Report 2001/02



The EVN Group

EVN AG subsidiaries

- **31.5** **ENERGIEALLIANZ Austria GmbH**
  Joint EnergieAllianz partner sales subsidiary
- **100** **evn naturkraft Erzeugungs- und Verteilungs GmbH & Co KG**
  Electricity generation from renewable energy sources
- **31.5** **e&t Energie Handelsgesellschaft mbH**
  Joint EnergieAllianz partner energy trading and sourcing subsidiary
- **50** **e&i EDV Dienstleistungsgesellschaft mbH**
  Joint EVN and Wienstrom subsidiary for IT services
- **40** **RAG-Beteiligungs-AG**
  - **75** **Rohöl-Aufsuchungs AG**
    Oil and gas exploration and production, gas storage
- **10** **Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund)**
  Supra-regional power generation and transport
- **68.37** **Burgenland Holding AG**
  - **49** **Burgenländische Elektrizitätswirtschafts-AG (BEWAG)**
    Electricity supply
  - **49** **BEGAS – Burgenländische Erdgasversorgungs-AG**
    Gas supply
- **9.33** **Energie AG Oberösterreich**
  Electricity supply
- **31.23** **Középdunántúli Gázszolgáltató Rt. (KÖGÁZ)**
  Regional gas supply in south-western Hungary
- **6.86** **Aare-Tessin AG für Elektrizität (ATEL)[2]**
- **23.75** **AUSTRIA FERNGAS GmbH**
  Co-ordination of regional supply company gas purchasing
- **40** **Toplak GmbH**
  Mobile electricity supply
- **99.98[1]** **evn wasser GmbH**
  Lower Austrian drinking water supply
  - **51** **DTV Rt.**
    Drinking water and wastewater services in Dunavarsány, Hungary
  - **50** **Wiental-Sammelkanal GmbH**
    Waste water management
- **100** **AVN Abfallverwertung Niederösterreich GmbH & Co KG**
  Waste incineration
- **50** **NÖKOM NÖ Telekom Service GmbH**
  Provincial government telecommunications network
- **100** **UTILITAS Dienstleistungs- und Beteiligungs-Gesellschaft m.b.H.**
  - **18.27** **Vereinigte Telekom Österreich Beteiligungs GmbH**
    Joint telecommunications holding of the regional power companies
    - **91** minus 1 share **UTA Telekom AG**
      Telecom and internet services
  - **100** **Kabelsignal AG**
    Cable TV and internet services
  - **50** **ALLPLAN GmbH**
    Building utility, energy and environmental engineering
  - **100** **teletech Facility Management Service GmbH**
    Facility management
  - **100** **GrafoTech Beratungs- und Planungsgesellschaft mbH**
    Digital cartography

■ **Energy business**
▒ **Other infrastructure and supplementary services**

As at September 30, 2002
The main operative companies and Group holding companies are shown. Interests in %.

[1] 0.02 % held by Utilitas
[2] Sold in November 2002

Key figures

		2001/02	2000/01	1999/00	1998/99	1997/98[1]
Electricity						
Electricity sales	GWh	8,624[2]	7,773[2]	8,826[2]	6,193	6,384
Electricity revenues	EUR m	556.5	549.2	592.3	558.7	593.4
Gas						
Gas consumption	m m^3	2,317	1,589	1,609	1,616	1,762
Gas sales	m m^3	1,895[2]	1,322	1,336	1,381	1,389
Gas revenues	EUR m	417.2	343.8	254.9	256.7	261.0
Heating						
Heating sales	GWh	786	721	712	671	573
Heating revenues	EUR m	36.5	34.1	26.8	24.3	21.1
Water[3]						
Water sales	m m^3	24.0	23.4	24.1	21.9	22.0
Water revenues	EUR m	18.7	17.7	17.5	16.0	15.5
Company as a whole (IAS)						
Sales revenues	EUR m	1,113.9	1,014.7	948.1	902.4	917.2
Average no. of employees	No.	2,199	2,204	2,221	2,276	2,416
Balance sheet total	EUR m	2,803.9	2,498.6	2,215.0	2,125.0	2,472.2
Investments in tangible assets	EUR m	161.7	157.7	177.3	212.2	206.1
Share capital	EUR m	91.1	91.1	82.9	82.9	82.8
Equity	EUR m	1,041.1	1,013.0	849.9	797.6	1,006.7
Cash flow from operations	EUR m	263.9	190.1	207.0	289.1	215.5
EBITDA	EUR m	250.0	243.8	255.3	236.4	229.2
Result before tax	EUR m	137.6	126.3	127.4	–301.1	117.3
Net result	EUR m	89.5	87.8	94.5	–187.0	81.7
Earnings/share	EUR	2.39	2.56	2.78	–5.50[4]	2.40[4]
Return on Equity (ROE)	%	8.7	9.4	11.3	7.7[5]	8.5
Return on Capital Employed (ROCE)	%	6.1	6.4	7.5	6.0[5]	6.7
Dividend/share	EUR	0.70[6]	0.70	0.73	0.73[4]	0.73[4]
Book value/share	EUR	27.7	29.5	25.0	23.3[4]	29.4[4]

1) Due to the change in the balance sheet date from August 31 to September 30, the 1997/98 financial year covers 13 months (September 1, 1997 – September 30, 1998)
2) Includes trading and sales to other energy companies
3) Take-over and consolidation of evn wasser from July 1, 2001; retrospective presentation for the respective periods from October to September
4) Adjusted for the 1:3 share split as per June 23, 2000
5) Excluding exceptional measures due to electricity market deregulation
6) Proposal to the Annual General Meeting


EVN
Strom, Gas, Wärme, Vertrauen.

Comfort, quality of life and **total customer service,** constitute the central messages of EVN advertising campaigns carried in various Lower Austrian media during the past financial year. Irrespective of whether the topic was the reliable supply of electricity, gas, heat, water or telecommunications, the environment-friendly generation of electricity and heat from renewable energy sources, or the comprehensive and individual customer service provided by the 26 EVN Customer Centres, the central message remained the same, **"EVN is always there for you".**

As a multi-service utility with an extensive, competitively priced range on a one-stop-shop basis, EVN is a guarantor for the supply of public and infrastructure services in both Lower Austria and beyond. This message was communicated by means of various advertisements and posters, which differed according to the target group. However, customers at the centre of every advertisement, as their individual and tailor-made support constitute a central EVN concern.

Individual motifs from these campaigns were also the inspiration for the illustrations contained in this Annual Report. Once again, the Austrian artist, and graphic designer, Alexander Rendi, has provided his quite traditional, creative interpretations of current EVN advertising. As is the case with EVN activities, the main focus is on people, i.e. customers. Expressive images of people in various day-to-day situations underline EVN's central claim to supply optimum and comprehensive services to its customers.

Contents

Key figures
Group chart

*Energie
vernünftig
nutzen*

EVN

Annual Report 2001/02

EVN: a leading supplier of energy, services and infrastructure

EVN is an Austrian energy and services company, which provides its customers, who are mainly located in Lower Austria, the country's largest federal province, with electricity, gas, heat, water, telecommunications and related services on the basis of highly modern infrastructure.

EVN strives for excellence in all its customer services and consequently seeks to contribute to the quality of life of its customers. Through our development into a modern multi-service utility, we can now offer our customers a wide range of services on a one-stop shop basis.

The company is also aware of its responsibilities to the environment. Consequently, in recent years we have stepped up investment in the use of renewable energy sources such as water, wind power and biomass.

Another priority is high efficiency. To ensure continuing success, EVN offers environment-friendly, competitively priced products. A strategy that not only involves the expansion of core business, but also targeted diversification into related areas. For example, Austria's most modern waste incineration plant with an annual capacity of 300,000 t of waste is currently under construction adjacent to our Dürnrohr power station.

In an increasingly competitive market environment, EVN has also turned to partnerships and alliances with other energy companies. These activities centre on the EnergieAllianz, in which EVN co-operates with Wien Energie, Energie AG Oberösterreich, Linz AG and the Burgenland energy companies BEWAG and BEGAS. The EnergieAllianz, which is already the current leader in the Austrian electricity and natural gas markets, also forms a basis for the consolidation of the Austrian electricity and gas market through partnerships with the Verbund Group and OMV to form joint "Austrian solutions".

EVN's highly qualified employees are well qualified and experienced and represent a vital resource for the future development of the company.

We are committed to a policy of transparency and maximised shareholder value and strive to ensure the company's long-term success.

Energie vernünftig nutzen

EVN



The EVN share

Basic Information

Share capital	EUR 91,072,392.62 37,581,455 non-par value shares
Majority shareholder	Province of Lower Austria
OeKB security code number	074105
Ticker symbols	EVNV.VI (Reuters); EVNE AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listings	Vienna; Frankfurt; Munich; London (SEAQ International); New York (ADR)
ADR programme; depositary	Sponsored level one ADR program (5 ADR's = 1 share); Bank of New York
Ratings	AA– (Standard & Poor's); Aa3 (Moody's)

Performance 2001/02[1] (Vienna Stock Exchange)

Average daily turnover	15,979 shares
Turnover on shares	EUR 334.4 m
Share of total turnover	2.79 %
Highest price	EUR 48.43
Lowest price	EUR 41.00
Price as at closing date[2]	EUR 43.98
Market capitalisation as at closing date[2]	EUR 1,653 m
ATX (Austrian Traded Index) weighting[2]	4.84 %
ATX Prime weighting[2]	4.03 %
WBI (Vienna Stock Exchange Index) weighting[2]	6.46 %

[1] Financial year 2001/02: October 1, 2001 – September 30, 2002
[2] September 30, 2002

Financial Calendar 2002/03

► Annual General Meeting	January 16, 2003
► Ex-dividend day	January 27, 2003
► Dividend payment	January 29, 2003
► 1st Quarter results[1]	February 26, 2003
► 1st Half-year results[1]	May 28, 2003
► 3rd Quarter results[1]	August 27, 2003
► 2002/03 Annual results[1]	December 10, 2003

[1] Provisional dates



Annual Report 2001/02 onli
www.investor.evn.at



EVN AG

Head Office
EVN Platz
A-2344 Maria Enzersdorf
Telephone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations
Georg Waldner
Telephone +43 2236 200-12718
Fax +43 2236 200-82718
E-mail investor.relations@evn.at

Information on the internet
www.evn.at
www.investor.evn.at

2001/02 at a glance

- ►**Higher volumes sold and sales revenues despite unfavourable conditions.**
- ►**Operating result up on the previous year.**
- ►**Increase in profit before tax.**
- ►**Austrian solutions for electricity and gas.**
- ►**Topping out of the thermal waste treatment plant.**

			2001/02	Change %
Volumes sold	**Electricity[1]**	**GWh**	8,623.9	+10.9
	Gas[1]	**m m³**	1,895.2	+43.4
	Heat	**GWh**	785.9	+8.9
	Water[2]	**m m³**	24.0	+2.6
			EUR m	
Sales revenues			1,113.9	+9.8
Operating result (EBIT)			127.9	+5.7
Profit before tax			137.6	+8.9
Net result			89.5	+1.9
			EUR	
Dividend per share[3]			0.70	–

[1] Includes trading and sales to other energy companies
[2] The value for the preceding year was subsequently calculated for the purposes of comparison (evn wasser was first taken over and included in the consolidated financial statements in July 2001)
[3] Proposal to the AGM

80 years of customer service and shareholder value creation

A conversation with EVN Chairman, Dr. Rudolf Gruber

This year EVN celebrated its 80th anniversary, thus providing an ideal opportunity to both review the company's development and to look into its future.

EVN's predecessor company was founded in 1922 and entrusted with the task of developing a regional electricity supply throughout Lower Austria. The assignment of securing full electricity coverage, which in 1954 was also extended to the gas sector, represented the central challenge of the early years.

Today, EVN possesses extremely extensive networks for electricity, gas, heat, water and telecommunications. To illustrate this point, EVN's more than 45,000 km of electricity lines are long enough to stretch around the Equator and EVN's gas network of approximately 9,500 km, exceeds the length of the earth's radius. Moreover, EVN's optical fibre network already measures a notable 2,400 km and our water piping network stretches for just over 1,400 km.

The liberalisation of the European electricity and gas markets is currently the main topic of discussion.

Our focus was and remains our customers and their individual needs. We continually evaluate and improve the standard of our performance and services keeping in mind long-term business relationships. EVN now offers an extensive one-stop shopping range in the electricity, gas, heat, water and telecommunications sectors, thereby providing services that are essential to daily life. The loyalty that our customers have demonstrated in the liberalised energy market is the best possible proof of the probity of this approach.

In European terms, Austria opened its energy markets at a very early stage. How has EVN reacted?

The EnergieAllianz, formed through the merger of our electricity and gas business with that of the regional utilities from Vienna, Upper Austria and Burgenland, has enabled us to be at the forefront of the liberalised market. During the past year, further progress was made through far-reaching partnerships with OMV and Verbund.

Approval has been granted for an Austrian GasAllianz formed between the partner companies of the Energie-Allianz, OMV and Oberösterreichische Ferngas. The partner companies have combined their gas sourcing, trading and sales to industrial customers in a new, joint company, Econgas. This will become operative at the beginning of 2003.

Currently, we hope that the anti-trust authorities will grant approval for a similar merger between the Energie-Allianz and the Verbund Group in the electricity sector.



How would you describe the significance of these "Austrian solutions" for electricity and gas?

This consolidation allows the creation of corporate units, which will be of sufficient size to compete in a fully developed energy market. I mention this fact because I am convinced that we will experience further changes in Europe. We are therefore confident that together we can be successful in this new competitive environment.

The differing degrees of deregulation in the member states of the EU have led to a distortion in initial positions and to market exclusion competition among pan-European energy supply groups, particularly in the key account sector. Accordingly, the creation of these alliances means a sustained strengthening of the Austrian identity in this economically important area, and has a variety of positive effects on the national economic location and quality of life.

And may I add one more point. As the liberalised European energy market is subject to an increasingly ecologically-oriented framework, secure access to hydroelectric power resources is naturally both a valuable asset and of steadily growing importance.

Would it be true to say that EVN has recently also become a name in the water and waste sectors?

In the summer of 2001, we acquired Austria's second largest water supplier, which incidentally celebrates its 40th anniversary this year. Today's evn wasser is now fully integrated into the EVN Group. Our next objective is to enter the area of direct end customer supply. A further interesting business area for evn wasser is wastewater treatment. The purchase of a 50 % holding in Wiental-Sammelkanal GmbH means that evn wasser now has secured access to a reference plant and the related know-how.

As far as waste is concerned, waste incineration is most closely aligned to our company due to its technical proximity to the operation of power stations. A plant capable of handling 300,000 t of waste annually, which is being built adjacent to the Dürnrohr power station, is nearing completion. Test operations will commence during the coming year and the plant will be fully operational in time for the new legislative framework for waste treatment in Austria, which will come into effect at the beginning of 2004.

Both of these areas represent evidence of EVN's successful progress towards diversification and the fact that the multi-service utility concept has begun to bear fruit. Waste incineration will also begin to provide immediate revenues in 2004.

Responsibility is quite literally part of day-to-day business in the energy industry. How does EVN deal with this challenge?

Our workforce does indeed bear major responsibilities in our power stations, in the supply of water and in dealings with customers on a round-the-clock basis. Naturally, we need extremely well-trained staff for this purpose. Therefore, we attach the greatest value to the continuous education and further training of our roughly 2,200 employees.

This is another reason why we enjoy a high degree of customer confidence. The quality EVN brand represents both reliability and security. Moreover, EVN's excellent levels of recognition and its positive image have undoubtedly also contributed to the success of our positioning as a multi-service utility.

Sustainability is a new catchword and sustainable business activity a frequent demand. Is this a topic for EVN?

This is not a topic, but an obligation. Due to the multifarious tasks facing EVN in the public supply area and its related responsibilities, the company has always been oriented towards the concept of sustainable management. This was a major factor in our efforts to secure future access to Austria's reserves of environment-friendly hydro-power for the national population and hence our customers. We have also responded to the growing interest in this subject with our own Sustainability Report.

How did the EVN share perform in the difficult stock market environment of the past year?

If we consider total shareholder return, since EVN went public in November 1989 shareholders have received average annual returns of more than nine per cent. This means that solid business management has been clearly rewarded, even in a negative stock market situation. I am confident that EVN's continuing growth also represents a solid platform for the future.

I should add that despite tough competition and difficult economic and energy sector conditions, we have succeeded in achieving very good results for the past financial year. Not least, this was due to our entry into new business areas, which are already making contributions to earnings.

One final question. How do you see EVN's medium-term future?

We aim to actively exploit the market opportunities provided by liberalisation. We are confident that if we follow our chosen path closely, expansion as a multi-service utility and intensive co-operation with partners will create advantages for customers, shareholders and employees.

An important issue is the enlargement of the EU to the east. In the near future, Austria will move from being on the periphery to the centre of a new and larger Europe. Due to its geographic position, Lower Austria has an excellent chance of profiting from the economic dynamism that will be generated by imminent expansion. A functional infrastructure will, therefore, be a major locational advantage.

Logically, these developments offer EVN and its partners considerable opportunities, which also extend to the liberalised energy markets of the new neighbouring EU member states.

In closing, may I stress that the success achieved during the past year was due in particular to the loyalty of our customers, the commitment of the EVN workforce and the trust of our owners. Special thanks are due to them all.

Corporate bodies

Executive Board



Rudolf Gruber
Chairman
Born 1933, doctor of law. EVN Chairman since January 19, 1968 (1968 – 1987 NEWAG and NIOGAS). Dr. Gruber has executive responsibility for the energy business, administration, personnel and legal matters.



Peter Layr
Member of the Board
Born 1953, doctor of technical sciences, postgraduate degree in management, legal and economic sciences. Joined EVN in 1978 as an engineer, member of the board since October 1, 1999. Dr. Layr has executive responsibility for technical operations and engineering, environmental controlling and network engineering.



Herbert Pöttschacher
Member of the Board
Born 1949, degree in surveying, development and environmental planning. Appointed as a member of the Supervisory Board in 1982 (of EVN's predecessor companies), and member of the Lower Austrian Load Dispatching Board in 1984. Appointment to the EVN Board on July 1, 1995. Dipl.-Ing. Pöttschacher has executive responsibility for power station engineering, general administration and internal auditing.

Supervisory Board

Chairperson

Theodor Zeh

Vice-Chairpersons

Stefan Schenker

Traude Dierdorf

Members

Walter Aigner

Edgar Führer

Norbert Griesmayr

Gottfried Holzer

Reinhard Jordan

Helmut Krünes

Robert Lehner

Franz Madl

Wolfgang Peterl

Gerhard Posset

Leopold Richentzky

Michaela Steinacker

Employee representatives

Franz Hemm

Otto Krupka

Rudolf Rauch

Friedrich Jelinek

Leopold Rösel (since July 1, 2002)

Peter Ruis

Franz Schuster (until June 30, 2002)

Günter Stadler

Manfred Weinrichter

Environmental Advisory Committee

Siegfried Ludwig
(Chairman)

Wolfgang Berger (since January 11, 2002)

Reinhard Dayer

Wolfgang Frank (since January 11, 2002)

Josef Frick (until January 11, 2002)

Rudolf Friewald

Helmut Frisch (since January 11, 2002)

István Galambosi (until January 11, 2002)

Albert Hackl

Walter Hatak

Ernst Höger

Oswald Jahn

Herbert Kaufmann (since January 11, 2002)

Heinz Kaupa

Mara Kleinsasser (until January 11, 2002)

Helmut Kroiss (since January 11, 2002)

Hermann Kühtreiber

Günther Leichtfried (since January 11, 2002)

Herbert Pachucki (until January 11, 2002)

Herbert Peninger

Bernhard Raschauer (until January 11, 2002)

Adolf Stricker

Franz Stückler (until January 11, 2002)

Richard Wanzenböck (until January 11, 2002)

Paul Weiß (until January 11, 2002)

Paul Weiß (since January 11, 2002)

Heinz Zimper (since January 11, 2002)

Employee representatives

Leopold Buchner

Leopold Rösel (until June 30, 2002)

Franz Ziegelwagner (since July 1, 2002)

The EVN Group strategy – a multi-service range and strong partnerships



Electricity, gas, heat, water, trust

A smile. One of those little things that make life worth living. We make sure that our customers have enough leisure time to enjoy such pleasures. Thanks to fair prices and a round-the-clock service.

The new competitive situation created following the complete deregulation of the Austrian electricity market on October 1, 2001, and of the natural gas market on October 1, 2002, represents both a major challenge to, and a wealth of opportunities, for EVN. On the one hand, EVN now faces stiffer competition from other suppliers, but on the other, within the EnergieAllianz, has the opportunity to offer products and services to additional customers outside its traditional supply areas.

Accordingly, EVN has adopted a dual strategy:

- Positioning as an attractive multi-service utility with a comprehensive energy and infrastructure portfolio offering electricity, gas, heat and an extensive range of supplementary products and services. In line with the customer preference for the provision of all day-to-day infrastructure services on a comfortable, reasonably priced, one-stop-shop basis, EVN is steadily becoming a complete supplier.

- Alliances with other energy suppliers. The focus is on the "Austrian solutions" for electricity and gas supply created during the past financial year. In both cases, the EnergieAllianz, founded by EVN and its partners, plays a crucial role. Following many years of discussion, a comprehensive electricity sector agreement has been reached with the Verbund Group. Apart from trading and sales to major customers, this agreement also foresees joint electricity sourcing. In the gas sector, the EnergieAllianz has been able to obtain OMV and Oberösterreichische Ferngas as partners.

EVN – a multi-service utility


Electricity
Gas
Heat
Waste inciner-ation
EVN
Water
Supple-mentary services
Telecommu-nications/ Cable TV/ Internet

One-stop shop for energy and infrastructure services

Systematic portfolio development and sales diversification
Apart from the integrated supply of electricity, gas, and heat, EVN and its subsidiaries have been able to expand their range to include regional water supply, telecommunications, the internet, as well as related services. In future, EVN will also play a significant part in the Lower Austrian waste treatment sector.

This means that EVN has successfully completed the transition from being purely a branch supplier to a role as a customer-oriented, multi-service utility with an extensive portfolio. In line with this development, sales from supplementary business areas are increasing steadily.

Sales diversification


EUR 716.0 m
1 %
3 %
28 %
68 %
1991/92
EUR 1,113.9 m
8 %
2 %
3 %
50 %
37 %
2001/02
Electricity
Gas
Heat
Water
Other (telecommunications, facility management, etc.)

► Safety and comfort through a comprehensive range

Business areas in detail

EVN has considerable potential derived from its growing services portfolio

Area	Since	Customer accounts (number)	Annual sales (EUR m)	Targets / Strategic potential
Electricity	1922	750,000	556.5	Expansion and tightening of supply networks, acquisition of customers in new markets
Gas	1954	250,000	417.2	
Heat	1961	50,000	36.5	
Water	2001	460,000[1]	18.7	Entry into the direct supply of end customers and wastewater treatment
Telecommunications/ Cable TV/ Internet	mid-1990s	56,000	85.0	Use of available infrastructure; exploitation of the opportunities available in a liberalised telecommunications market; further expansion of the broad band infrastructure
Supplementary services (e.g. facility management, digital cartography)	mid-1990s	–		Support and development of core business through the extension of the value added chain
Waste incineration	1994 / 2004e	Contracts concerning the waste from approx. 600,000 households[1]	–	Start-up of the AVN waste incineration plant at the Dürnrohr power station (January 1, 2004); additional, national and international projects planned in this area

[1] Indirect

Success through a customer-oriented market strategy

The EVN quality brand

Positioning as a quality supplier

As a result of a systematic product and brand policy, EVN has succeeded in both differentiating itself from its competitors as a quality supplier by offering customers specific advantages and establishing the EVN trademark in Lower Austria as a "quality brand". Today, "EVN" stands for first class performance, which means that even in a liberalised market, the customer has sound reasons for choosing EVN.

High levels of customer loyalty

The EVN umbrella brand, with its high levels of regional recognition, has also contributed to the achievement of highly satisfactory levels of customer loyalty in an extremely competitive environment. Apart from the products and services offered directly by EVN, the brand also strengthens the position of subsidiaries and their products (e.g. evn wasser and evn naturkraft).

► Specific customer benefits for all target groups

Quality management

Professional CRM

In a deregulated energy market, long-term customer relationships represent a decisive competitive factor. Therefore, EVN relies on professional customer relationship management (CRM) to increase customer loyalty.

Within the framework of quality management, independent market research institutes conduct monthly telephone interviews with customers regarding their satisfaction with EVN's level of service. In this way, around 8,000 customers are contacted annually. Over the years, the survey results have shown a consistent level of excellence.

Nonetheless, EVN is constantly looking to improve its service. For example, each year the staff at the Customer Relations Centre completes a comprehensive training programme. Furthermore, there are internal quality competitions such as "QUIP" ("Quality Improvement Programme").

Innovative product policy

Customised packages

The concept of customised products and services is also important to ensure success in a deregulated energy market. Domestic customers can take advantage of the Optima, AllesSicher, StartKlar and AllesService price offers, and business customers can use the Mega, Giga and Vario offers, as well as service packages such as uninterrupted power supply, reactive-current compensation, infrastructure services or light services. It is these services that position EVN as a quality supplier.

Infrastructure solutions for industrial parks

On the basis of its multi-service utility structure, in future EVN will offer an increasing number of tailor-made industrial and infrastructure solutions for industrial parks. Such offers have opened the way for EVN in this area in Lower Austria and the company is active in the Wiener Neustadt "Civitas Nova" as a supplier of integrated services. The customer not only receives energy, from electricity and steam to refrigeration, but also the optic fibre cable connections for company networks and complete waste water management.

New business possibilities through market deregulation – provision of compensatory energy

In a liberalised market, reserve energy must be constantly on tap in order to compensate for the deviations between planned and actual power consumption. Subject to the corresponding production capacity, such demand can represent an interesting new market. EVN, which has a power station pool that is highly suitable for the coverage of such peaks, is already profiting from this development.

► Customer relationship management as a priority

EVN – a partner in the restructuring of the Austrian energy market

Critical size for the liberalised market

In order to attain the critical size required for a liberalised market and to simultaneously consolidate its competitive position, EVN has entered into partnerships with other Austrian energy suppliers. The main focus is on the EnergieAllianz, which comprises EVN, Wien Energie, Energie AG Oberösterreich, Linz AG and the Burgenland energy companies, BEWAG and BEGAS, and the "Austrian solutions" recently created for electricity and gas on the basis of this partnership.

A milestone in the consolidation of the Austrian electricity and gas market

Partnerships between EnergieAllianz, Verbund and OMV

During the period under review, a breakthrough was achieved in the lengthy negotiations regarding the consolidation of the Austrian energy market as a response to the new European competitive framework. Agreements were reached concerning an extensive partnership between EnergieAllianz and the Verbund Group in the electricity sector and with OMV in the natural gas area.

While anti-trust law approval was granted for the formation of EnergieAllianz and Econgas in January and November 2002 respectively, authorisation for the planned partnership between the EnergieAllianz and Verbund Group is still outstanding and is currently with the EU Commission. Depending on these decisions, the new companies should commence operation in spring 2003.

Following the formation of the EnergieAllianz, these new developments represent a further decisive step towards the creation of units, which will also be of sizeable dimensions on an international scale.

Effective structures of the new alliances

Amalgamation of sourcing, trading and sales

Both partnerships are based on principles similar to those that already proved effective during the formation of the EnergieAllianz. These focus primarily on the merger of common areas of activity. Accordingly, trading, key accounts and sourcing are to be amalgamated. This joint optimisation of the value added chain will create additional synergies and thus consolidate the position of all the partner companies in the European market.

► Consolidation of the Austrian electricity and gas markets

The major advantages of the partnerships

Synergies and joint growth potential

The advantages of these alliances for the partner companies are manifold. They range from economies of scale and cost-sharing in the areas of trading and sales, to the securing of operations in core business areas.

The EVN share of medium-term synergy potential in the electricity sector is estimated to be around EUR 12 m per year and will result in a marked improvement in competitiveness. This is of special significance in view of the relatively early introduction of a completely open market in Austria. The alliances offer their partners a platform from which to pursue an active growth strategy and to make joint use of European market opportunities.

Securing of access to Austrian hydro-power

In the electricity sector, the formation of the new partnership ensures that EVN can provide long-term supplies of electricity and secures the national population lasting access to Austria's reserves of environment-friendly hydro-power. This is of particular importance, particularly given the growing demand for electricity generation using renewable energy sources.

Moreover, in the case of natural gas, the contractual take-or-pay risk from long-term supply contracts can be jointly borne, which will also lead to a marked reduction in risk. In addition, competitiveness will increase through the saving of one trading level and the creation of major synergies in the storage field.

A joint approach to the liberalised European energy market

- Enhanced competitiveness.
- Efficient structures.
- Extensive synergy potential.
- Optimisation of the value added chain: sourcing, trading, sales.
- Basis for an active growth strategy, also outside Austria.
- Electricity: long-term securing of the supply of hydroelectric power.
- Gas: shared take-or-pay risk, saving of one trading level, synergies in the storage field.

Function of the "Austrian solutions"



BEWAG/ BEGAS
Energie AG
EVN
Wien Energie
Linz AG
Oberösterreichische Ferngas
e&t/APT (electricity trading)
„e&s neu" (key accounts)
EAA (retail)
Econgas (gas sourcing/ trading/ key accounts)
Verbund
OMV
Electricity
Gas

The new alliances in detail

APT ownership structure


10.5 %
10.5 %
66.67 %
6.67 %
3.33 %
2.33 %

"e&s neu" ownership structure


21 %
33.33 %
21 %
4.67 %
6.67 %
13.33 %

EVN
Verbund
Wien Energie
Energie AG Linz AG
BEWAG

Electricity: "Austrian electricity solution" with the Verbund Group
Following intensive negotiations, a contract has been prepared for the formation of a partnership between EnergieAllianz and the Verbund Group. Full agreement has been reached concerning the allocation of responsibilities, the legal framework and the composition of the corporate bodies of the joint companies, as well as the future rights and obligations of the partner companies.

The "Austrian electricity solution" will consist of two joint companies. One company will be two-thirds owned by the partners of the EnergieAllianz and one-third owned by the Verbund Group, while the other will have the reverse ownership structure:

- **Austrian Power Trading (APT) AG** will co-ordinate the trading business and electricity sourcing of all the partners. This company will be two-thirds owned by Verbundgesellschaft and one-third owned by the EnergieAllianz partners and EVN will have a holding of 10.5 %. With total electricity sourcing by the partners of around 37,500 GWh, APT expects an annual trading volume of approximately 100,000 GWh, which will place it among the European top ten. APT's annual sales will amount to approximately EUR 2.1 bn.

- **"e&s neu" GmbH** will be responsible for key account sales. The company will be two-thirds owned by the EnergieAllianz partners and one-third owned by Verbundgesellschaft. EVN will have a 21 % holding. Once in full operation, "e&s neu" will have an annual sales volume of around 10,000 GWh and sales revenues of about EUR 300 m.

All other customers will continue to be served within the framework of Energie-Allianz Austria GmbH and by the joint sales subsidiaries held with the regional partners (e.g. EVN Energievertrieb GmbH & Co KG) (page 18).

► Austrian hydro-power solution.

Econgas ownership structure


2.6 %
0.45 %
15.55 %
15.7 %
50 %
15.7 %
EVN
OMV
Wiengas
Oberösterreichische Ferngas
BEGAS
Linz AG

Natural gas: partial merger between EnergieAllianz and OMV to form Econgas

In the gas sector a similar structure has been implemented between the companies of the EnergieAllianz, OMV and Oberösterreichische Ferngas. A joint company has been founded with the aim of enhancing the competitiveness of the partners involved:

- **Econgas GmbH** will serve as a central organisation for sourcing, storage, trading and key account sales. The company will be 50 % owned by the EnergieAllianz partners and Oberösterreichische Ferngas on the one hand and OMV on the other. EVN will have a 15.7 % holding. Econgas will source around 5.8 bn m^3 of natural gas and have annual sales of about EUR 650 m. Anti-trust law approval for the new company was granted in November 2002. Econgas will now commence its operations on January 1, 2003.

The sale of natural gas to end customers (small industrial customers and domestic customers) will continue within the framework of the EnergieAllianz Austria GmbH.

► Econgas – a far-reaching partnership between EnergieAllianz and OMV

EnergieAllianz as the basis for the new partnerships with Verbund and OMV

Timely preparations for market deregulation

The basis for the successful formation of these partnerships was the EnergieAllianz. This dates back to 1998 and consists of EVN, Wien Energie, Energie AG Oberösterreich, Linz AG and the Burgenland energy companies, BEWAG and BEGAS. At the beginning of 2002, anti-trust approval was granted for the merger of the trading and sales activities of these companies and implementation in the form of joint companies (see below) has been largely completed.

Austrian electricity and gas market leader

Together, the EnergieAllianz companies have one of the largest unified supply areas in Central Europe and with more than four million customer accounts, the Allianz has a respectable size even by international standards. EnergieAllianz is the clear electricity and gas market leader in Austria.

The EnergieAllianz supply area


Prague
PL
D
CZ
F
EVN
Linz AG
Wien Energie
Energie AG Oberösterreich
SK
Vienna
Munich
EnergieAllianz
Bratislava
Zurich
A
BEWAG
Budapest
CH
BEGAS
H
SLO
I
Ljubljana
HR
BIH

► Amalgamation of six regional energy supply companies

Successful model for joint market activities

Partial merger of business activities

The business model developed by EnergieAllianz has proved to be an ideal basis for the restructuring of the Austrian electricity and gas industry. In the run-up to complete electricity market deregulation, EVN and its partners founded a number of companies to handle trading and sales jointly and thus created a springboard for market activities with shared products and brands:

- **EnergieAllianz Austria GmbH (EAA)** currently serves retail chain customers and acts as a management company for mass customer electricity and gas business. At present, EAA supplies around 250 electricity key accounts with a total yearly requirement of 3,600 GWh.

  In the Allianz territory, EAA operates through regional sales companies, which will be responsible for serving small industrial and domestic customers in future. These organisations are structured as limited partnerships. For example, in the case of EVN Energievertrieb GmbH & Co KG, EVN is the sole limited partner.

- **e&t**, which is to be merged with **Austrian Power Trading AG (APT)** and thus be integrated into the "Austrian electricity solution", has been operating since the beginning of 2001 as an EnergieAllianz joint platform for electricity trading. Since its launch, this company has enjoyed great success and can demonstrate continuous growth in its trading volumes.

► EnergieAllianz provides a model for "Austrian solutions"

The EVN share



Sustainable management

We handle the resources entrusted to us with great care. Responsibility is our leitmotif with regard to shareholder capital, nature and social matters. Accordingly, we create sustained values for our shareholders, the environment and the quality of life in Lower Austria.

The EVN share outperforms the market
Following a satisfactory start to the period October to December 2001, during the 2001/02 financial year the performance of the international stock markets was extremely poor. The Dow Jones Index fell by 14.1 % and the DAX by 34.7 %, although the ATX (Austrian Traded Index) displayed its resilience once again with a loss of only 2.5 %.

EVN share price up by 2.4 %

The EVN share price was immune to the general trend and between October 2001 and September 2002 rose by 2.4 %. It exceeded the Dow Jones Euro Stoxx Utilities branch index, which fell by 30.8 % during the same period.

During the period under review, the volume of EVN's shares traded amounted to EUR 334.4 m, or 2.79 %, of total turnover on the Vienna Stock Exchange, which put the company in eleventh place. As far as the number of contracts in company shares traded on the Austrian Futures and Options Exchange was concerned, EVN remained in the mid-table.

On December 4, 2001, the Board decided to sell via the stock exchange the 723,552 shares, or 1.93 % of share capital, previously purchased through a buy-back programme. This programme was completed during the second quarter of the past financial year, with the result that EVN had no own shares on the balance sheet date.

Index weighting of the EVN share

	September 30, 2002
ATX (Austrian Traded Index)	4.84 %
ATX Prime	4.03 %
WBI (Vienna Stock Exchange Index)	6.46 %

► EVN share continues to outperform the market

The EVN share

		2001/02	2000/01	1999/00
Share price at closing date	**EUR**	43.98	42.08	32.00
Highest price	**EUR**	48.43	43.98	50.00
Lowest price	**EUR**	41.00	27.25	32.00
Value of shares traded[1]	**EUR m**	334	488	808
Share of total turnover[1]	**%**	2.79	3.02	4.42
Market capitalisation at closing date	**EUR m**	1,653	1,581	1,094

[1] Vienna Stock Exchange

EVN share price and ATX – relative development

Base: October 2, 2000


160
140
120
100
80
Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov
EVN closing price
ATX

Placement of a bond

Strong credit ratings

In December 2001, EVN successfully placed a bond of EUR 300 m, with a ten-year maturity and an interest rate of 5.25 % with international investors. The stable difference in returns in comparison to government issues confirms the high levels of trust of investors in EVN's business development and also reaffirms the rating by Moody's (Aa3) and S&P (AA–).

Affirmation of sustainability-oriented company management

Acceptance into the FTSE4Good sustainability index

Since the middle of March 2002, EVN has been represented on the FTSE4Good sustainability index. This index is comprised of companies, which meet recognised, international standards relating to responsibility for the environment and stakeholders (owners, employees, customers). The index serves as a benchmark for ecologically and ethically oriented investors, whose numbers have risen steadily in recent years.

For EVN, acceptance into the index is a clear confirmation of the management's commitment to the sustained economic, ecological and social development of the company (for details please see the EVN Sustainability Report 2001/02).

Ownership structure


51 %
32.1 %
16.9 %
Province of Lower Austria
Other energy suppliers
Free float

Ownership structure unchanged

The province of Lower Austria owns 51 % of EVN shares. In addition, a consortium composed of Verbundgesellschaft, Energie AG Oberösterreich and Energie Steiermark AG owns around 27 %. EnBW holds a further 5.1 %. The remaining shares make up the free float. (Basis: filings according to Austrian stock exchange regulation and representation at the AGM).

Target of reasonable shareholder returns

Stable dividend policy

The EVN dividend policy is based on sustained, continuous development. It takes into account long-term growth prospects, EVN's future investment and financing requirements and an appropriate return for company shareholders. Against a backdrop of solid performance, EVN is characterised by a stable, long-term dividend policy.

Proposed dividend for 2001/02: EUR 0.70

The Board will again propose a dividend of EUR 0.70 per share for the 2001/02 financial year to the Annual General Meeting. This corresponds with a payout ratio of 29.4 %.

► Acceptance into the FTSE4Good

Investor Relations

Presence in all important financial centres

During the past financial year, EVN continued to pursue its investor relations initiatives with great vigour. The company held regular results presentations and individual discussions with analysts, institutional investors and shareholders, as well as specialist events in leading financial centres.

Leading investment houses and brokers continued to show major interest in EVN. During 2001/02, numerous institutions published research on EVN:

Extensive research coverage

BNP Paribas, London
Bank Austria-Creditanstalt, Vienna
CDC IXIS Securities, ParisCredit Lyonnais Securities, London
Deutsche Bank, Vienna
ERSTE Bank, Vienna
Merrill Lynch, London
Morgan Stanley Dean Witter, London
Raiffeisen Centrobank, Vienna
Schroder Salomon Smith Barney, London

Activities for retail investors

During the past financial year, EVN organised a retail investor meeting, which was attended by around 700 shareholders. The event took place at the waste incineration plant currently being built adjacent to the Dürnrohr power station and gave investors an opportunity to learn about EVN's strategy and current company developments.

Re-launch of the IR-homepage

EVN's investor relations homepage underwent a re-launch at the end of November 2002. A far larger range of information and simpler navigation are available at the new address **www.investor.evn.at**.

► High levels of transparency for the financial community

Human resources



Service. Service. Service.

"I expect my energy supplier to provide what my customers expect of me. Namely, reliable supply and services on a non-stop basis. With EVN I have just that, a universal utilities company that meets my personal needs."

Elfriede Sommer, Auersthal

Human capital as a vital success factor

Service-orientation and motivation

Particularly in a liberalised market, well-educated, service-oriented and motivated employees constitute a major prerequisite for sustained, successful corporate development. Consequently, EVN has various programmes in place for employees to further their qualifications, in order to be able to build on staff competencies in every area of the company. These courses concentrate on professional and social skill enhancement and further training.

Targeted competence development and expansion

Support for multiple qualifications

To realise the "One Face to the Customer" concept, a single employee must be able to provide comprehensive information regarding all of EVN's energy and services activities. For these reasons EVN promotes the multiple qualification of its workforce. Accordingly, the completion of second and third apprenticeships, as well as master certificates, is actively supported through the provision of leave and financial grants. During the past financial year, 77 employees completed additional training (as electricity, gas or heating fitters).

With expenditure of around EUR 1.05 m (seminar charges, trainers, e-learning), EVN spent slightly more on further training during the 2001/02 financial year than in the comparable period of 2000/01.

► Employee qualification is a priority

Productivity continues to rise

EVN seeks for lengthy employment relationships with its work force. The company regards itself as an employer that not only furthers and challenges its personnel, but also as an organisation upon which the employees can rely.

More activities but slightly fewer personnel

During the 2001/02 financial year, the average Group workforce was reduced by 0.2 %, or by five people, from 2,204 to 2,199. Despite a further decline in EVN AG personnel, this reduction was small as compared with the preceding year, due in particular to AVN. The company workforce was increased from two to forty people during the period under review as part of the run-up to the start of operations at the waste incineration plant being built adjacent to the Dürnrohr power station. At present, EVN is training 31 apprentices.

Details of EVN's activities with regard to the interests of its employees are contained in the EVN Sustainability Report 2001/02, which is published with this Annual Report. Should you not have received this Report, it can be ordered at any time via www.investor.evn.at.

Average number of employees[1)]

	2001/02	2000/01	1999/00
EVN AG	1,997	2,041	2,135
Other business areas	202	163	86
EVN Group total	**2,199**	**2,204**	**2,221**
thereof apprentices	31	11	15

1) Full-time basis

► A comprehensive range of educational and further training courses

The 2001/02 financial year in detail



NaturStrom – power at its most gentle

People who care about nature choose NaturStrom from EVN. Power generated exclusively from Lower Austria's renewable wind, water, solar power and biomass energy sources. An approach that ensures the retention and expansion of environment-friendly electricity generation.

Even in the face of unfavourable economic and energy sector conditions, during 2001/02 EVN succeeded in improving its sales in virtually every business segment. Sales revenues were up by 9.8 %, despite the increasing pressure on electricity and gas prices. The operating result (EBIT) rose by 5.7 %, although the cost of gas and electricity purchases continued to rise, and the profit before tax was also markedly higher than that of the preceding year. A successful EUR 300 m bond issue strengthened the balance sheet.

EVN's financial results demonstrate that the company has adapted well to increasing competitive pressures in the market place and has taken advantage of the opportunities created by deregulation. Through its early adoption of a multi-service utility approach in the energy and infrastructure areas and diversification into related business areas, EVN has successfully established a highly competitive strategic position. For example, there have been very positive developments in the water and waste sectors. The integration of evn wasser, which was purchased last year, is virtually complete, while the topping out ceremony for the AVN waste incineration plant being built adjacent to the Dürnrohr power plant has already taken place and test operation is due to commence in a few months. Both business areas provide evidence of EVN's long-term growth perspectives.

EnergieAllianz and the "Austrian solutions" for gas and electricity agreed in the past financial year with OMV and Verbundgesellschaft have added additional momentum to EVN's future growth opportunities.

Management Report

Legal framework

Electricity and gas

Early, full market deregulation in Austria

As far as the EU directives for a single electricity and gas market are concerned, compared to other countries, Austria opted for very early, full deregulation, i.e. also for domestic customers. Consequently, despite the lack of internal EU harmonisation, Austria is one of only five member states that have completely opened their regional energy markets to international and national players.

In view of the differing preconditions for the energy industry in the individual member states, this situation has already created serious distortions in the competition between energy companies. The EU Commission has also responded, but the member states remain unable to agree on a binding date for complete electricity and gas market deregulation. However, at the beginning of 2003, a mandatory opening of the market for commercial electricity and gas customers by 2005 should be established.

Regulated network access

The EU electricity and gas directives allow the member states to choose between network access on a regulated or negotiated basis. In Austria, regulated access with published prices has been selected. An independent monitoring authority supervises free network access.

Open Austrian gas market since October 1, 2002

The Austrian gas market was also deregulated in a manner analogous to that employed in the electricity sector via an amendment to the Gas Industry Act (GWG II), which took effect on October 1, 2002. The main features of the new regulative structure for gas market competition are:

- In addition to the Federal Ministry of Economic Affairs, the creation of independent regulatory authorities for the natural gas sector by means of an enlargement to the scope of activities of Elektrizitäts-Control GmbH and the creation of an energy control commission for electricity and gas.
- Stricter unbundling regulations.
- Regulated network access for all end users.
- The creation of control zones and control zone managers.
- The creation of balance groups.
- The creation of a clearing unit for the determination of prices and settlement of energy offsets for the individual balance groups.

The expenses relating to the creation of this system have to be borne by the network users, traders and end customers.

New Eco-Electricity Act

Increase in the share of electricity generated from renewable energy sources to 78 %

The EU renewable energy directive envisages Austria increasing the share of renewable sources in current power consumption from around 70 % to about 78 % by 2010. At present, eco-electricity and small-scale hydro-power plants provide approximately 10 % of demand. In order to achieve this ambitious goal, an Eco-Electricity Act has been passed in Austria, which will come into force on January 1, 2003 and regulate the future pricing system for eco-energy, including electricity generation in small-scale hydro-power plants.

Austria is to rely on continued, systematic expansion in the renewable energy source sector, e.g. electricity generation using biomass, the use of wind power and the addition of further small-scale hydro-power plants. As eco-electricity remains generally more expensive, additional funding is necessary and will be provided from two sources. Firstly, a surcharge on the network payments to be made by all electricity customers and secondly, through electricity traders via increased feeding charges levied on allotted electricity volumes.

Taxes and levies

Due to the current legal stipulations taxes, levies and surcharges constitute a considerable share of the end electricity price demanded from the customer. In an average Lower Austrian household with annual consumption of 3,500 kWh, taxes, levies and surcharges represent around 28 % of bills.

EU water directive

Cost coverage principle established

The EU water directive, which must be adopted into Austrian national legislation by the end of 2003, is intended to prevent a further deterioration in quality and promote the sustainable use of water reserves. The main measures involved foresee extended water protection and the cultivation of supply areas and river sections on the platform of clearly established plans. Special emphasis is attached to prices for water supply and disposal services that cover costs. This requirement, which is based on the causal principle, will necessitate profound, structural changes in the Austrian water industry, which until now has partly been extremely localised.

General economic and energy sector climate

Subdued economic environment
EVN's business development as an energy supplier is primarily affected by the general economic conditions in the business customer segment:

- **2001/2002: slump in growth and disappointing economic expectations in the industrial nations**
  During 2001, growth in the industrial nations only amounted to 0.8 % following 3.8 % in the preceding year. The decline in growth in the USA to 0.3 % was particularly striking, while despite German weakness (+0.6 %), the EU increased its real GDP by 1.6 %. Following a good start by the US economy in the first quarter of 2002, the upturn came to a halt. This was largely due to a loss of confidence among investors in the stock market. Nonetheless, with growth of around 2 % in 2002, the US economy still outstripped Europe (0.9 %).

  EU economy in 2002 below the level of 2001

  Austria was unable to avoid the negative international trend. As in the preceding year, the growth rate in 2002 will probably again be below the 1 % mark.

- **Cautious forecasts for 2003**
  Following the originally optimistic forecasts for the coming year, the general opinion now predominating is that only limited economic growth can be expected. The EU is likely to perform better than it did in 2002, but a strong recovery is not in sight. Real growth of over 1.5 % may be possible in Austria due to the continuation of a robust economic situation in the CEE countries and high domestic demand.

  Tentative recovery expected in 2003

- **Favourable development in the capital goods production sector in Lower Austria**
  As a consequence of dynamic technology sector developments, the production index for capital goods in Lower Austria rose by 3.4 % in 2001, while the value for Austria as a whole virtually stagnated. However, the growth in Lower Austria's gross value added also came to a halt in the second half of the year.

  Slightly more momentum in EVN's supply area

► The world economy remains depressed

General influences on the energy sector

Naturally, EVN's business activities are subject to the general influences affecting the energy sector. Climatic conditions and the demand for heating are major factors in this regard. At the same time, river water levels are also of relevance, as they have an impact on the possibilities for the generation of hydro-power and hence the cost situation with regard to electricity sourcing. In addition, primary energy prices, which are largely determined by the price of crude oil, also play a critical role in business success.

The period under review was characterised by the following main factors:

- During the 2001/02 financial year, temperatures demonstrated a fluctuating pattern. Following a first quarter with below average temperatures, the second and third quarters were warmer than usual. All in all, temperatures were around the level of the preceding year and therefore well above the long-term average.

  Heating degree total 11.2 % below the long-term average

  This is reflected by the heating degree total, which represents the energy industry's standard indicator for temperature-related heating demand. This was 0.1 % up on the figure for the previous year and 11.2 % lower than the long-term average. This not only had a negative effect on sales of gas and heat, but also on sales of electricity. Nonetheless, EVN achieved sales growth in all areas, not least due to the exploitation of the opportunities provided by electricity market deregulation.

Electricity purchase prices higher

- The prices for electricity purchases rose considerably during the period under review, leading to a shift in EVN sourcing towards internal generation.

Increased price pressure in the gas sector

- During the run-up to complete gas market deregulation on October 1, 2002, there was an increase in price pressure, particularly in the key account segment. At the same time, there was also a sharp rise in the gas purchase price over the preceding year.

► Pressure on electricity and gas margins

Overall business development

Consolidated financial statements according to IAS
The 2001/02 consolidated financial statements have been prepared in accordance with the principles of the International Accounting Standards (IAS). These financial statements replace the consolidated financial statements pursuant to Austrian accounting regulations according to § 245a of the Austrian Commercial Code.

The scope of consolidation was expanded this year to include the fully consolidated subsidiary Korneuburg Gas Vertriebs- und Verteilungs GmbH, which is based in Korneuburg. Apart from EVN AG, the parent company, the scope of consolidation now includes twelve fully consolidated companies. In addition, seven associated companies are consolidated at equity.

Sales revenues up by 9.8 %

Energy revenues up by 9.0 %

Despite the generally negative conditions of the past financial year, EVN sales revenues demonstrated a positive trend. Revenues from the energy business rose by 9.0 %, largely due to higher returns from the gas sector.

Marked increase in water and telecommunications revenues

Overall, sales revenues from other areas increased by a total of 9.8 %, thanks mainly to increased revenues from the fully consolidated companies. The remaining sales revenues were up by 18.4 %, primarily as a consequence of improved figures for water, which were only consolidated in one quarter of the preceding year, and telecommunications.

Electricity revenues: +1.3 %

Electricity revenues from end customers in the EVN network area declined. This fall was mainly due to the lower consumption caused by the mild temperatures, but also to the lower prices created by market deregulation. Conversely, sales and revenues outside the EVN network area rose sharply. This factor, coupled with increased electricity trading business, meant that electricity revenues went up by 1.3 %.

Gas revenues: +21.4 %

During the period under review, natural gas revenues showed a marked improvement of 21.4 %. This increase was primarily the result of one-off effects and the trading business, which counterbalanced the effects of the adversely warm weather.

Heating revenues: +6.8 %

Heating revenues were also up 6.8 % despite the detrimental impact of the weather. This increase was mainly due to the steady expansion of the network and the related growth in the customer base.

► Sales and sales revenues up despite unfavourable conditions

Water revenues also up

The water revenues contributed EUR 18.7 m to the increase in sales. Other sales revenues rose by 3.9 %.

Earnings from changes in inventories, work performed and capitalised and other operating income demonstrated a considerable increase. Higher revenues from provision write-backs and required asset revaluations led to a rise of 15.8 % in this item over the preceding year, even though own work capitalised was down.

Considerable pressure due to high natural gas and electricity purchasing prices

Expenditure on electricity and primary energy purchases: +12.4 %

Expenditure on electricity and primary energy purchases in 2001/02 was up by 12.4 % from the level of the preceding year. Apart from the continuing high level of gas and electricity purchasing prices, this increase, which reflects a long-term trend, was mainly the result of a considerable rise in the volumes sold.

The cost of materials and services rose by 20.8 % over the previous year. This was due partly to the enlargement of the scope of consolidation, as evn wasser was only included in the fourth quarter of the preceding year and AVN was first consolidated on the balance sheet date of the comparable period, and partly to the higher cost of maintenance derived from the one-off expenses caused by defects and the repair of flood damage from August 2002.

Personnel expenses up slightly

Personnel expenses up by 5.0 %

During the period under review, personnel expenses rose by 5.0 %. In addition to the expansion in the scope of consolidation and an increase in the collective wage agreement on November 1, 2001 by an average of 3.6 % (although this was for a period of 15 months), this rise can be traced to the fact that the comparable value of the preceding year was extremely low due to the write-back of provisions, which occurred in the course of a pension rights settlement.

The average number of Group employees during the period under review fell slightly by 0.2 % to 2,199.

Productivity


2,416
44.4
2,276
49.9
2,221
53.7
2,204
54.9
2,199
58.2
1997/98
1998/99
1999/00
2000/01
2001/02
Number of employees
EBIT per employee (TEUR)

► High gas and electricity prices continue

Depreciation remains virtually unchanged

Depreciation fell by just 0.6 % over the preceding year and therefore remained virtually constant. A lower level of exceptional depreciation was the main reason for this slight change.

Flood damage leads to a sizeable increase in expenses

Other operating expenses increased by a substantial 21.3 % as a consequence of the damage caused by the devastating floods in August 2002. However, expansion in the scope of consolidation also played a decisive part in this development.

Income statement

	2001/02	2000/01	Change	
	EUR m	EUR m	EUR m	%
Electricity revenues	556.5	549.2	7.3	1.3
Gas revenues	417.2	343.8	73.4	21.4
Heating revenues	36.5	34.1	2.3	6.8
Water revenues	18.7	5.8	13.0	225.8
Other revenues	85.0	81.8	3.2	3.9
Sales revenues	**1,113.9**	**1,014.7**	**99.2**	**9.8**
Changes in inventories, work performed and capitalised and other operating income	70.1	60.6	9.6	15.8
Cost of materials and services	–689.1	–606.4	–82.7	–13.6
Personnel expenses	–180.1	–171.6	–8.5	–5.0
Depreciation	–122.1	–122.8	0.7	0.6
Other operating expenses	–64.9	–53.5	–11.4	–21.3
Operating result (EBIT)	**127.9**	**121.0**	**6.9**	**5.7**
Financial result	**9.7**	**5.3**	**4.4**	**81.5**
Profit before tax	**137.6**	**126.3**	**11.3**	**8.9**
Taxes on profit	–47.0	–37.5	–9.6	–25.6
Minority interests	–1.0	–1.0	0.0	0.0
Net result	**89.5**	**87.8**	**1.7**	**1.9**

Cost/Earnings structure


9.9 %
16.2 %
52.0 %
11.0 %
11.5 %
Other revenues/expenses –0.6 %
Electricity and fuel purchases
Material and operating expenses
Personnel expenses
Depreciation
Operating result (EBIT)

EBIT up by 5.7 %

EBIT-Margin: 11.5 %

Despite the difficult general conditions, the operating result (EBIT) for the 2001/02 financial year rose by EUR 6.9 m, or 5.7 %, to EUR 127.9 m. Consequently, an EBIT margin of 11.5 % was achieved, which was only slightly below the 11.9 % of the preceding year. Electricity contributed EUR 94.1 m, or 73.6 % to EBIT, natural gas EUR 35.7 m, or 27.9 %. Heating and other areas provided EUR –1.9 m or –1.5 %.

Financial result up in spite of revaluations of investments

Closing date related devaluation of investments

In spite of generally positive development among the associated companies RAG-Beteiligungs-AG, BEGAS and BEWAG, which are consolidated at equity, the result from investments was significantly lower than that of the previous year. The main reason for this decline was the revaluation of interests to the lower market value as stipulated under the IAS.

The result from interest also dropped markedly, mainly due to the increased interest expenses derived from the issue of a EUR 300 m bond during the financial year. By contrast, the other financial result improved considerably as a consequence of the marking to market of financial instruments, which largely resulted from the favourable JPY exchange rate trend.

On balance, the developments described led to a financial result of EUR 9.7 m, which was EUR 4.4 m, or 81.5 %, up on the figure for the preceding year.

Net result also above previous year's level

Against this background, the result before tax for the financial year 2001/02 amounts to EUR 137.6 m, which was EUR 11.3 m, or 8.9 %, up on the preceding year. Following the deduction of taxes on profit and minority interests, the net profit was EUR 89.5 m, or 1.9 %, up on the previous year.

ROE: 8.7 %
ROCE: 6.1 %

The result achieved during the 2001/02 financial year corresponds with a return on equity (ROE) of 8.7 % (previous year: 9.4 %) and a return on capital employed (ROCE) of 6.1 % (previous year: 6.4 %).

Operating result (EBIT)


EUR m
125
100
75
50
25
107.3
113.6
119.4
121.0
127.9
1997/98¹⁾
1998/99²⁾
1999/00
2000/01
2001/02

[1] 13 months due to a change in the balance sheet date
[2] Before exceptional measures

► **EBIT up by 5.7% over the previous year**

Balance sheet structure strengthened by bond issue

During the 2001/02 financial year, total assets rose by EUR 300 m, or 12.2 %, from EUR 2.5 bn to EUR 2.8 bn.

9.3 % holding in Energie AG Oberösterreich

This rise was primarily due to an increase of 8.6 % or EUR 185.0 m, in fixed assets. Apart from on-going investments in tangible and other fixed assets, this rise was the result of the purchase of a holding of around 9.3 % in Energie AG Oberösterreich. Despite a fall in inventories, due to an increase in accounts receivable, current assets also rose sharply by 35.6 % or EUR 120.2 m, largely as a consequence of a considerable increase in cash and cash equivalents.

Accordingly, the share of fixed assets in total assets fell from 86.5 % on September 30, 2001, to 83.7 % on September 30, 2002. By contrast, the share of current assets increased from 13.5 % in the preceding year to 16.3 %.

Issue of a EUR 300 m bond

On the equity and liabilities side, the largest changes can be attributed to the placement of a EUR 300 m bond. Together with an increase in long-term provisions, this resulted in a rise of 33.8 % or EUR 341.7 m in long-term liabilities. By contrast, due to changes in the financial structure, current liabilities were reduced considerably, falling by 14.1 %, or EUR 63.9 m, as compared to the previous year.

Equity ratio: 37.1 %

As a consequence of the net result, equity was raised by a total of EUR 28.1 m, or 2.8 %, to EUR 1,041.1 m. This was in spite of the reduction due to the dividend payment for 2000/01 and the initial application of IAS 39 as at October 1, 2001. As a consequence of the aforementioned bond issue, the equity ratio fell slightly from last year's figure of 40.5 % to 37.1 %.

Balance sheet structure


%
100
80
60
40
20
13.5
86.5
18.1
41.4
40.5
16.3
83.7
13.8
49.0
37.1
30.9.2001
30.9.2002
Current assets
Fixed assets
Short-term loans
Long-term loans
Equity

► Balance sheet structure strengthened by EUR 300 m bond issue

Cash flow and corporate financing

Larger non-cash result components, improvement in working capital

During the past financial year, the cash flow from the result increased by EUR 44.7 m, or 18.4 %, to EUR 287.7 m. This improvement over the preceding year was due to the fact that the already superior result before tax contained a higher share of non-cash expenses, particularly in the case of depreciation and the valuation of foreign currency and provisions. The consolidation of the capital structure undertaken during the period under review and the reduction in working capital resulted in a sizeable increase in the cash flow from operating activities to EUR 263.9 m.

Cash flow from investment activities also was well above the comparable figure for the preceding year at EUR 297.5 m. Apart from on-going investments in tangible assets, this increase derived from the purchase of an interest in Energie AG Oberösterreich.

The cash flow from financing activities is primarily determined by bond issues. The reduction in short-term financial liabilities caused by the change to the financing structure, resulted in an increase in funds to EUR 143.4 m as at September 30, 2002, and hence to a sizeable improvement.

Cash flow statement

	2001/02	2000/01
	EUR m	EUR m
Profit before tax	137.6	126.3
Non-cash items	150.1	116.6
Cash flow from the result	**287.7**	**242.9**
Changes in short- and long-term balance sheet items	–11.6	–32.9
Payments for taxes on profits	–12.1	–19.9
Cash flow from operating activities	**263.9**	**190.1**
Cash flow from investment activities	**–297.5**	**–267.5**
Cash flow from financing activities	**257.8**	**–5.4**
Total cash flow	**224.3**	**–82.8**
Cash and cash equivalents at beginning of period	–80.9	1.9
Cash and cash equivalents at end of period	143.4	–80.9

► Tangible increase in the cash flow from operating activities

Total investments of EUR 161.7 m

Adaptation of the network to the liberalised market

In the course of the 2001/02 financial year, EVN invested a total of EUR 161.7 m in tangible assets. Of this figure, EUR 85.3 m was in the electricity sector, EUR 24.1 m in natural gas, EUR 10.9 m in the heating business and EUR 3.6 m in the water segment. Primarily, these investments involved expansion to transport and distribution networks and their adaptation to the requirements of the liberalised electricity and gas markets. A further EUR 37.8 m was spent on additional plants and systems. The most important aspect of this expenditure was the EUR 32.2 m invested in the waste incineration plant in Zwentendorf/Dürnrohr (see page 52).

Cash flow and investments


EUR m
250
200
150
100
50
190.1
157.7
26.4
0.6
15.7
40.3
74.7
263.9
161.7
37.8
3.6
10.9
24.1
85.3
2000/01
2001/02
Cash flow from operating activities
Investments
Other
Water
Heating
Gas
Electricity

Research and Development

Numerous EU-funded research projects

During the 2001/02 financial year, EVN took part in ten research projects, which received a total of EUR 2.4 m in EU funding. Around 20 employees worked a total of around six man-years on the various projects during the past 12 months.

EVN research and development centred on economic and ecological measures for the clean, safe and efficient burning of hard coal. Work took place at the Dürnrohr power station on improvements in e-filter dust removal and the potential for fine dust removal, as well as on higher efficiency and reductions in the use of primary energy via the steam link with AVN's waste incineration plant. Detailed research also took place into the safe use of coal, e.g. through the prevention of mill explosions.

Respected international partners

The partners in these projects included Cerchar (EDF) in France, Universities of Technology in Athens, London, Nottingham, Seville and Lisbon, Alstom, AE&E, Apparatebau Rothemühle and ABB Umwelttechnik GmbH from Germany, Corrosion Management, CRE Group Limited, PowerGen Power Technology Centre and Lodge Sturtevant Ltd. from the UK, AICIA, INERCO, Compañía Sevillana de Electricidad S.A. and ENDESA from Spain, and ENEL and Ineti from Italy.

Outlook

Pressure on margins continued

In spite of the difficult conditions that prevailed in the 2001/02 financial year, EVN succeeded in clearly outstripping the operating result for 2000/01. However, the severe pressures on energy business margins resulting from the complete deregulation of the electricity market in October 2001 and the subsequent deregulation of the Austrian gas market on October 1, 2002, will also continue in the future.

Synergies, economies of scale and growth potential through market consolidation

Nonetheless, the extensive consolidation of the Austrian electricity and gas markets achieved in recent months has opened up future prospects for a corporate structure and market positioning ideally suited to open market competition. In the short-term, the realisation of this concept will involve extensive restructuring of company organisations and procedures and a related burden on results. However, in the medium- and long-term, we anticipate considerable synergies and economies of scale from the merger of our electricity and gas business. These will provide a basis for sustained, positive company development in years to come.

Successful diversification

EVN will also gain additional impetus from the diversification of its portfolio into related business areas. The successful entry into the water market and the soon to be completed waste incineration plant in Dürnrohr validate EVN's development into a multi-service utility, which serves its customers as a modern and universal supplier in the areas of energy and infrastructure.

► Positive prospects as a multi-service utility with strong partners

The individual business areas



Electricity, gas, heat, water, joie de vivre

As a universal supplier to Lower Austria, we make sure that our customers have every home comfort. With an energy package that includes electricity, gas, heat and now water, all on a one-stop shopping basis.

Electricity

Using its own power stations, EVN has optimised its electricity sourcing and guarantees high levels of supply security. Apart from three thermal power stations at Dürnrohr, Theiss and Korneuburg, EVN operates five storage power stations and via its eco-power subsidiary, evn naturkraft, 59 small-scale hydro-power plants, as well as a wind park. EVN also sources electricity from the Danube power stations of Melk, Greifenstein and Freudenau. In addition, 275 external small-scale hydro-power plants produce electricity, which is fed into the EVN network.

The EVN network in Lower Austria has some 1,350 km of high-voltage and around 44,300 km of medium- and low-voltage lines.

Electricity sales show an upward trend
During the 2001/02 financial year, the total volume of EVN electricity sales, including trading and sales to other energy supply companies rose by a considerable 10.9 %.

Market liberalisation alters the customer structure

Fall in "in area" sales

However, as compared to the preceding year, sales of electricity to end customers fell by a total of 2.3 %. The main reasons for this drop were the unfavourably high temperatures during the period under review and the complete deregulation of the electricity market on October 1, 2001, which led to partial changes in the customer structure. For example, former domestic customers (retail chains, package customers, e.g. purchasing co-operatives) moved over to the industrial customer group, thus causing a corresponding fall in sales in the domestic customer segment. Against this backdrop, there was a 4.2 % decline in sales to domestic customers in the EVN network area. By contrast, sales to industrial customers remained steady, "in area" losses being largely compensated for by "out of area" growth. Electricity sales to end customers outside the EVN network rose by 48.2 % over the preceding year.

Sizeable increase in "out of area" activities and electricity trading

At the same time, electricity trading and sales to other energy producers retained their momentum, increasing by 74.1 % over the preceding year.

Electricity sales volumes

	2001/02	2000/01	Change	
	GWh	GWh	GWh	%
Domestic customers	3,282.1	3,426.0	–143.9	–4.2
Industrial customers	3,002.0	3,003.7	–1.8	–0.1
Domestic and industrial customers	**6,284.0**	**6,429.7**	**–145.7**	**–2.3**
Electricity trading and sales to other electricity companies	2,339.9	1,344.8	996.1	74.1
Total electricity sales volumes	**8,623.9**	**7,773.5**	**850.5**	**10.9**

► Overall increase in electricity sales volumes

Electricity sales volumes


GWh
8,000
6,000
4,000
2,000
6,383.8
59.4
2,912.6
3,411.8
6,193.3
133.0
2,762.2
3,298.1
8,826.4
2,498.3
2,948.2
3,379.9
7,773.4
1,344.3
3,003.7
3,425.3
8,623.9
2,339.9
3,002.0
3,282.1
1997/98[1)] 1998/99 1999/00 2000/01 2001/02
Electricity trading and sales to other electricity companies
Industrial customers
Domestic customers

[1)] 13 months

Electricity sourcing

Trading creates increase in total volume

EVN electricity sourcing was well up in the 2001/02 financial year, primarily as a result of the increase in trading activities. Total sourcing amounted to 8,968.7 GWh, 10.1 % higher than the comparable figure for the preceding year. The share of internal generation rose from 27.9 % in the preceding year (2,270.6 GWh) to 42.3 %, or 3,794.9 GWh. This change was largely a consequence of the increase in internal thermal power generation, which was caused by the shift in the price ratios for primary fuels. Conversely, the importance of electricity purchases dropped, both in terms of volume and the share of total output. In the 2000/01 financial year, they constituted 5,873,5 GWh or 72.1 % of total sourcing, but in 2001/02 this figure fell to 5,173.8 GWh, or 57,7 %.

Electricity sourcing structure


42.3 %
57.7 %
Internal generation
Electricity purchases

Electricity sourcing

	2001/02	2000/01	Change	
	GWh	GWh	GWh	%
Internal generation	3,794.9	2,270.6	1,525.8	67.2
Electricity purchases	5,173.8	5,873.5	–699.7	–11.9
Total electricity output	**8,968.7**	**8,144.1**	**826.1**	**10.1**

► Increased share of internal generation

Investments in innovative power station engineering and network expansion

Integration into the European high-voltage network

During 2001/02, EVN invested a total of EUR 85.3 m in the electricity sector. The emphasis was on network expansion. Furthermore, in view of the opening up of the market, EVN's supra-regional transmission network was enlarged and integrated into the European high-voltage grid. This has created additional prospects for the use of EVN's power stations and energy trading.

"Power quality measurement system"

During the period under review, EVN installed a "power quality measurement system" for the surveillance of the supply standards in its high- and medium-voltage networks. 164 measurement units monitor and document complete adherence to all the voltage characteristics stipulated by current European standards. The statistical evaluation of this data forms the basis for future network expansion.

evn naturkraft – the EVN Group's eco-electricity supplier

Electricity generation from renewable energy sources

evn naturkraft, a fully-owned EVN subsidiary, combines all of EVN's activities in the area of electricity generation from renewable energy sources. The company operates small-scale hydroelectric power plants, wind power and photovoltaic plants and attaches special importance to the highest possible level of environmental protection. For these efforts, evn naturkraft has received the "Ecological Electricity Generation" certificate from TÜV Austria, which entitles the company to offer its electricity under this designation.

59 small-scale hydro-power plants and a wind park

During the period under review, evn naturkraft owned 59 small-scale hydro-power plants, 53 in Lower Austria and six in Styria, as well as a wind park in Gänserndorf. Own production in these plants during the 2001/02 financial year amounted to 125 GWh.

Numerous new projects

In order to further expand its electricity generation from renewable sources, evn naturkraft is currently involved in a number of projects. The main focus is on the completion of the new "Dorfmühle" small-scale hydro-power plant on the River Ybbs, which is due to go into operation in late autumn 2003 and produce around 11 GWh of electricity annually, as well as the building of two additional wind parks in Neusiedl an der Zaya and Prellenkirchen. The new plants, which will have an annual generation capacity of around 50 GWh, are due to become operational in autumn 2002 and summer 2003 respectively. The plants will enable the supply of an extra 17,500 households with power from regenerative energy sources.

Apart from the realisation of these projects, several others are in the planning phase. evn naturkraft intends to build more wind parks in the Wald- and Weinviertel. At the same time, comprehensive refurbishing is being carried out at five small-scale hydro-power plants, which were either seriously damaged or destroyed in the floods of August 2002.

Outlook

Steady increase in Lower Austrian electricity demand

Despite a slow-down in the economy, a further, continuous increase in electricity demand can be expected in Lower Austria. EVN intends to profit from this trend as both a network operator and as an electricity supplier. Moreover the new legal framework in the area of electricity generation using renewable energy sources provides interesting prospects for EVN and its subsidiary, evn naturkraft. In view of increased European competition, the implementation and further development of the alliance structure within the "Austrian solution" for the electricity market will be of decisive importance.

Gas

Natural gas from Russia, Norway and Austria

During the past financial year, EVN obtained around 69 % of its natural gas from Russia and approximately 14 % from Norway. The remainder (about 17 %) derived from domestic sources.

In order to safeguard security of supply, there are various possibilities for natural gas storage in Austria. Apart from OMV facilities, Rohöl-Aufsuchungs AG (RAG), in which EVN has an indirect interest of 30 %, has a natural gas storage capacity of 500 m m^3.

The EVN network has about 1,900 km of high-pressure piping and around 7,600 km of medium- and low-pressure piping.

Purchase of the Korneuburg municipal gas utility

Supplementation of the Lower Austrian supply network

At the beginning of July 2002, EVN succeeded in achieving its long-term target of supplementing its supply network through the purchase of the gas network of the Korneuburg municipal utility company. Around 4,500 new customers were connected to the EVN supply network on September 30, 2002.

Gas sales up

Gas sales: +43.4 %

One-off effects in the trading sector led to a marked increase of 43.4 % in EVN gas sales volumes during the 2001/02 business year.

Sales to end customers down

However, total sales to end customers were down by 0.1 % on the level of the preceding year. Sales to domestic customers rose by 1.1 %, primarily due to a continual rise in the number of accounts, which compensated for the somewhat negative effects of the warm weather. By contrast, sales to industrial customers fell by 0.9 %. This decline was mainly due to the economic situation and the partially resultant decline in the consumption of some key accounts.

Increased gas consumption at EVN's thermal power stations also led to a sizeable rise in gas consumption.

Natural gas sales volumes and consumption

	2001/02	2000/01	Change	
	m m^3	m m^3	m m^3	%
Domestic customers	526.4	520.5	5.9	1.1
Industrial customers	772.7	779.8	–7.1	–0.9
Gas sales to end customers	**1,299.1**	**1,300.3**	**–1.2**	**–0.1**
Gas trading and sales to external power stations	596.2	21.6	574.6	–
Total natural gas sales volumes	**1,895.2**	**1,321.8**	**573.4**	**43.4**
Company plants and internal consumption	421.8	267.5	154.3	57.7
Total natural gas consumption	**2,317.0**	**1,589.3**	**727.7**	**45.8**

► Gas sales well up due to one-off business

Natural gas sales volumes


m m³
1,500
1,000
500
1,389.4
901.7
487.7
1,380.5
855.8
524.7
1,336.1
826.4
509.7
1,321.8
21.6
779.8
520.5
1,895.2
596.2
772.7
526.4
1997/98¹⁾
1998/99
1999/00
2000/01
2001/02
Gas trading and external power stations
Industrial customers (up to 1999/00 including sales to external power stations)
Domestic customers

[1] 13 months

Investments – increase in customer numbers and the transport capacity of the high-pressure network

During 2001/02, EVN invested a total of EUR 24.1 m in the gas sector, which was largely spent on the enlargement of the Lower Austrian supply network. A further investment focus was on the optimisation of transport capacity in the high-pressure system in preparation for the infrastructure required for natural gas trading with regional and international partners in a liberalised market. During the period under review, four natural gas filling stations were built at EVN locations, in order to further promote this environment-friendly vehicle fuel both inside and outside the company, e.g. in the communal sector.

Network expansion and tightening

The number of customer accounts rose by about 7,000 to a new high of some 248,000. The total of Lower Austrian municipalities receiving supplies of natural gas from EVN went up by 25 from 452 to 477 in the period under review.

7,000 new customer accounts

Outlook

Following high market penetration in the gas supply area, EVN is focused on tightening up the existing network and the acquisition of environment-conscious segments in the trade and industry sector. In the medium-term, this has resulted in a slow-down in the rapid expansion rates of the past. However, through Econgas Vertrieb GmbH, a joint venture founded with the EnergieAllianz partners and OMV for key accounts and trading, EVN has attractive business prospects in the liberalised energy markets of Central Europe.

Opening up of new customer segments

► 7,000 new gas customer accounts

Heating

Dynamic expansion continues

Heating, which has been in the EVN portfolio since the mid-1980s, has undergone dynamic development. For example, during recent years, EVN has been able to establish numerous district heating networks in the larger urban centres within its supply area. In addition to the operation of such networks, the offer of so-called "local heating services" (i.e. the supply of larger individual objects or several neighbouring buildings from a central heating plant) has proved extremely successful.

EVN heating supply is largely based on natural gas. However, since 1993, EVN has turned increasingly to biomass for heat generation and is currently Austria's largest supplier of heat from this source. The bleeding of district heating from EVN power stations is also of growing significance. In view of the rapid expansion of this business area, heating sales are still rising and for many years have repeatedly demonstrated double-figure, annual growth rates.

This area also includes the professional supply of larger objects with refrigeration. For example, within the framework of a contracting model, EVN is responsible for the operation of a large refrigeration plant at Krems Hospital, which with 472 beds and a staff of around 860 is one of Lower Austria's main medical centres.

Heating sales continue to rise

Heating sales: +8.9 %

The negative effects of warm weather during the period under review were more than compensated for by a further expansion of the customer base in this sector. The sales volume rose by a total of 8.9 %. Sales to domestic customers increased by 4.5 % and those to industrial customers by 10.9 %.

Heating sales volumes

	2001/02	2000/01	Change	
	GWh	GWh	GWh	%
Domestic customers	227.8	218.1	9.7	4.5
Industrial customers	558.1	503.2	54.8	10.9
Total heating sales volumes	**785.9**	**721.3**	**64.5**	**8.9**

► Increased heating sales in spite of unfavourable weather conditions

Heating sales volumes


GWh
600
400
200
573.2
411.8
161.4
670.8
492.0
178.8
711.7
513.3
198.4
721.3
503.2
218.1
785.9
558.1
227.8
1997/98[1)]
1998/99
1999/00
2000/01
2001/02
Industrial customers
Domestic customers

[1)] 13 months

Investments

Numerous new customers

The continuing expansion of EVN's heating business during the 2001/02 financial year was reflected by correspondingly high levels of investment amounting to EUR 10.9 m. Further solid growth in local heating business meant that despite increasing competition, 81 new facilities were completed and put into operation. These were mostly employed for the supply of large residential complexes.

Biomass plants remain an investment priority

Two new biomass plants

The trend towards the use of renewable, locally available biomass for heat generation was maintained. In view of the numerous advantages, a steadily growing number of local authorities and agricultural co-operatives are entering into co-operation agreements with EVN. During the past financial year, EVN put two new plants into operation, one at the spa in Bad Schönau in the "Bucklige Welt" and the other in Tullnerbach. In addition, numerous other existing plants and networks were enlarged. Decisive progress was made with regard to new projects in Waidhofen an der Thaya and Zwettl with the signing of contracts and the receipt of official approval.

Outlook

Momentum maintained, move into the refrigeration sector

The heating business will continue to benefit from the increasing demand for ecologically-oriented energy supply and should achieve double figure growth rates in the years to come. This sector will also receive further impetus from expansion in the refrigeration and the related services sector (e.g. steam deliveries and emergency power supply).

► Further growth in networks and customer numbers

Water

In the course of a capital increase during June 2001, EVN acquired the entire stock of Austria's second largest water supplier, and was thus able to enter the regional water business. This constituted a further expansion of the EVN portfolio in the public services domain and an additional enhancement of the company's profile as a multi-service utility.

536 Lower Austrian municipalities supplied

evn wasser currently acts as a wholesale drinking water supplier to some 460,000 people in Lower Austria, a figure that represents roughly one-third of the province's population. The company has 16 supply areas and 75 reservoirs, with a storage volume of 197,000 m^3, as well as a 1,390 km supply network. During the past year, the number of customers and municipalities supplied by evn wasser both increased.

300 hectares of well conservation land in Lower Austria with some 84 wells secure the high quality standard of the water supplied by evn wasser, which via water rights has access to a volume of around 2,300 l per second.

Stable sales development

In January 2002, the evn wasser financial year was synchronised with that of EVN and now runs from October 1 to September 30 of the following year.

Water sales: +2.6 %

Sales of drinking water in the 2001/02 financial year were 2.6 % up on those of the preceding year. This was mainly due to the positive impact of the weather and in particular the high temperatures in the summer of 2002. Over the years, evn wasser sales show a steadily upward trend.

Water sales volumes

	2001/02	2000/01[1]	Change	
	m m^3	m m^3	m m^3	%
Total water sales volumes	**24.0**	**23.4**	**0.6**	**2.6**

[1] For reasons of comparability, the figures for the period October–September were calculated subsequently.

► Integration of evn wasser proceeds smoothly

Water sales volumes


m m³
22.0
21.9
24.1
23.4
24.0
20
15
10
5
1997/98¹⁾
1998/99¹⁾
1999/00¹⁾
2000/01¹⁾
2001/02

[1] Figures refer to the respective period from October–September

New transport and distribution lines

Investments

During the period from October 2001 to September 2002, a total of around EUR 3.6 m was invested in the water business. The focus was on the installation of a variety of new transport systems, supply lines and tanks, as well as the connection of additional municipalities and the completion of pumping tests relating to the coverage of future increases in demand.

Use of EVN infrastructure and know-how

Synergies through integration into the EVN Group

Integration into the EVN Group has provided evn wasser with considerable advantages and synergies. For example, the transfer of the administration to EVN headquarters in December 2001 facilitated the sale of the company's former offices and a tangible reduction in costs. Additional synergies were achieved through the centralisation of the vehicle fleet and support of the EDP system by EVN specialists. Above all, in future, end customers are to be directly served by evn wasser in both the water and wastewater segments via the EVN Customer Centres. This will save evn wasser the considerable investments involved in the creation and enlargement of its own sales and services infrastructure. In addition, invoicing will be done via EVN's central accounts department.

► Commencement of direct supply

Initial successes relating to entry into end customer and wastewater business
evn wasser achieved initial successes in the end customer supply and wastewater areas during the past financial year:

Take-over of several end customer water supply networks

- The purchase of the local network in the municipality of Hagenbrunn meant that around 1,000 domestic households were obtained as direct drinking water customers. Moreover, in Marchfeld, evn wasser took over the Wassergenossenschaft Wendlingerhof supply plant with 34 households. In addition, during the period under review, evn wasser signed an agreement with the municipality of Leopoldsdorf im Marchfeld for the future supply of drinking water. Finally, in the Waldviertel, evn wasser installed a new local network for 65 households in the Loimanns ward of the municipality of Litschau.

Wastewater: 50 % holding in WISAK

- In July 2002, evn wasser took its first step into the wastewater market with the purchase of a 50 % holding in Wiental-Sammelkanal GmbH (WISAK). With its modern, state of the art plant, WISAK will serve as a reference project in the wastewater sector.

Drinking water and wastewater services in Hungary

- Since the autumn of 2001, evn wasser has a majority holding in the Hungarian enterprise, DTV Rt., which was jointly founded with the local company Resonátor Kft. and six local authorities from the Dunavarsány region to the south-west of Budapest. DTV Rt. has been in operation since January 2002 and deals with the wastewater from the six partner municipalities, as well as supplying drinking water to four. At the same time, discussions have continued concerning the assumption of responsibility for water supply and wastewater handling in several other Hungarian regions.

Outlook
At present, the European water sector is undergoing a process of structural change. This applies in particular to the previously highly localised Austrian water industry.

evn wasser's strategic orientation involves the gradual start of direct consumer supply, the commencement of regional wastewater activities and an expansion of company activities to neighbouring countries.

► Entry into wastewater business

Waste incineration

Close link to energy conversion in thermal power stations

The new waste incineration business segment constitutes an ideal supplement to EVN energy generation. The origin of EVN activities in this sector is the correlation between thermal waste incineration and the energy conversion process in thermal power stations. EVN studied thermal waste incineration and related waste handling for quite some time and in 1994, joined forces with the Lower Austrian government to found AVN Abfallverwertung Niederösterreich. AVN, which in the meantime has become a fully owned EVN subsidiary, was entrusted with the planning, construction and subsequent operation of a thermal waste incineration plant. During the period under review considerable progress was made towards the realisation of this project.

Topping out of the waste incineration plant at Dürnrohr power station

Waste incineration plant at the Dürnrohr power station

In mid-July 2001, work started on the planned waste incineration plant, which is being built in the Lower Austrian municipality of Zwentendorf in the immediate vicinity of the coal/gas fired Dürnrohr power station and represents Austria's largest and most modern waste incineration facility. The plant will have an annual capacity of 300,000 t and deal with domestic, industrial and commercial waste.

Test operation in spring 2003

The topping out ceremony was celebrated in September 2002 and the construction work should be entirely finished by the end of the year. Accordingly, commissioning will commence in the spring of 2003. Following the official six-month testing period, the plant will go into operation as scheduled on January 1, 2004, in time for the implementation of the new Austrian Landfill Act and amendments to the Water Rights and Hazardous Waste Decontamination Acts, which stipulate the treatment of all waste prior to dumping throughout Austria.

Project financing

The plant, which represents an investment of EUR 145 m and is the largest, current construction project in Lower Austria, is the object of project financing. The European Investment Bank (EIB) will refinance a third of the total sum involved.

Use of capacity already secured

AVN was able to sign contracts with two major customers prior to the start of construction, which means that full use of plant capacity is guaranteed. The Lower Austrian BAWU, a union of all Lower Austria's waste management associations, will use the AVN plant for the treatment of all residual household refuse produced in Lower Austria.

Outlook

In view of the expected returns and stable cash flow, entry into the waste incineration segment at a time of volatility in the energy sector, represents the perfect addition to EVN's traditional business activities.

► Topping out ceremony for the waste incineration plant

Supplementary services

This section covers the development of the main operative interests and supplementary business outside the immediate areas of energy, water, and waste incineration. In particular, these relate to telecommunications activities, EVN's facility management, and its consulting and engineering interests, as well as mobile electricity supply.

Telecommunications

Telephony, data transfer, cable TV, internet

Since the mid-1990s, EVN has been involved in the areas of telephony, data transmission, cable television and internet, both directly and indirectly, via subsidiaries, thus offering customers an expanded and supplemented product portfolio. These activities are based on EVN's sophisticated communications infrastructure, which as in many other energy companies, was developed for operational purposes. Following the deregulation of the telecommunications market, this system offered an opportunity for commercial exploitation, and additionally, a wealth of technical and administrative synergies with other energy supply and infrastructure segments were created.

- **Kabelsignal**

Broad band offer: cable TV and internet

The Kabelsignal Group, consisting of Kabelsignal AG, which is fully owned by EVN, and its 95 % subsdiary, Kabelsignal St. Pölten GmbH, is the largest cable TV company in Lower Austria and is regarded as a pioneer in the field of broad band internet. The first glass fibre cables were laid in 1992 and the company initiated its commercial internet service activities in 1997.

With the exception of a small sub-network, the upgrading of the entire network to include interactive services, e.g. internet or digital TV, has already been completed. This allows both rapid growth in the internet sector and the addition of further cable TV customers.

Kabelsignal now has around 56,000 cable TV customers and serves some 13,000 internet customers.

► Kabelsignal expands its portfolio and customer base

- **NÖKOM**

Telecommunications network of the Lower Austrian government

For a number of years, EVN has been successfully operating the telecommunications network of the Lower Austrian provincial administration ("NÖWAN") via its 50 % interest in the subsidiary, NÖKOM NÖ Telekom Service GmbH, which is also 50 % owned by the Lower Austrian government. This network guarantees state-of-the-art voice and data communications between the Lower Austrian government, local government offices and their branches.

Pilot IT network for schools

During the period under review, NÖKOM completed a pilot communications network, linking eleven schools in Lower Austrian district capitals, and handed over the system to the provincial authorities. This network will be used to assess possibilities for creating a complete educational network throughout Lower Austria.

"Klinikum Waldviertel" networked

During the period under review, NÖKOM also networked the so-called "Klinikum Waldviertel", which consists of the hospitals in Horn, Allentsteig, Eggenburg, Stockerau and Korneuburg. In addition, hospitals in Hochegg, Wiener Neustadt, Gugging, Tulln, Mistelbach and the Gänserndorf Medical Centre were all integrated into this NÖWAN system. A further step has been made towards the comprehensive networking of all provincial facilities by an order placed with NÖKOM for the linkage of Lower Austria's road maintenance centres with the responsible road construction department of the provincial government.

- **UTA**

UTA with 440,000 telephone and 320,000 internet customers

Against the backdrop of sustained consolidation in the Austrian telecommunications market, during the period under review, UTA Telekom AG (UTA), the largest private terrestrial network competitor to Telekom Austria, was able to further consolidate its position as a complete supplier of telephony, broadband internet, telecommunications and e-business services in the SME sector. At present, UTA has over 440,000 telephone and 320,000 internet customers.

EVN has a 16.63 % interest in UTA Telekom AG (UTA). This stake is held indirectly via VTÖB, the joint telecom holding of the Austrian regional electricity companies. Following the exit of Swisscom, which previously held 45 % of the company, in January 2001, VTÖB now controls 91 % of the company. The remaining 9 % is held by the Raiffeisen Group.

- **evn powerline – internet out of the socket**

Test operations continued during the past financial year in Neunkirchen and customers were provided with the new serial modem. The feedback regarding this new technology proved highly positive. However, some legal questions relating to a market launch remain still to be answered.

► NÖKOM continues to integrate additional users

Facility Management / Consulting & Engineering

In line with customer needs, during the mid-1990s EVN expanded its range of services to include building services and facility management. Accordingly, EVN not only supplies energy, but also assumes responsibility for its further distribution and use by the customer. In addition, EVN's consulting services also contain a number of fee-related advisory packages.

- **teletech**

  Despite enormous price pressure, teletech Facility Management Service GmbH, which is fully owned by EVN via its Utilitas holding, was able to consolidate its position as a competent partner for comprehensive facility management. Numerous attractive customers were obtained in the period under review. In the facility management consulting sector, teletech was also able to win several new contracts. In order to be able to provide its services outside of Vienna and Lower Austria in the future, during the period under review, teletech took initial steps towards expanding its national sales territory.

Numerous, respected new customers

- **GrafoTech**

  EVN has been successfully offering the production of digital maps via its 100 % subsidiary GrafoTech Beratungs- und Planungs GmbH since 1990. This is an especially attractive service due to the reliability of the grid documentation.

Digital cartography

Apart from this core sector, GrafoTech is currently working on a simulation programme, which will be used to calculate the effects of flood disasters using hydraulic, meteorological and geodetic data. These simulations will identify the potential dangers of flooding and will provide local government, companies and private citizens with information on which to base decisions.

Simulation programme for flooding questions

GrafoTech has also succeeded in producing a new data model for a GIS (geographical information system), which amongst other features, facilitates the transfer of data between the most important available geographical and local government information systems. These projects have secured GrafoTech's position as an important source of knowledge in the GIS/KIS (KIS – municipal information system) sector.

Apart from EVN Group companies, GrafoTech's customers primarily consist of local authorities and municipal associations. The company developed well during the period under review and, in particular, was successful in gaining additional external customers.

► Positive development at teletech and GrafoTech

Mobile electricity supply

- **Toplak**

In order to strengthen their capabilities in the mobile electricity supply sector, in July 2001 EVN and Wienstrom GmbH joined forces to acquire an equally shared 80 % holding in the Lower Austrian company, Toplak GmbH. Despite stiff competition from other countries, during the period under review, Toplak, which in recent years has established an excellent national and international reputation as a supplier of mobile power generation equipment and services for the event sector, was able to successfully defend its market position. Among other orders, the company succeeded in obtaining a long-term extension to its contract with Allsport Management to serve international Formula 1 racing.

Supply of international formula 1 racing

Toplak captured other important new projects, including the World Rallying Championship, in the period under review. In addition, the company succeeded in expanding its activities in the industrial customer segment through the signing of long-term service and delivery contracts with a number of respected customers. Further steps were also taken with regard to the creation of special packages for the hospital sector.

Increased activities in the industrial customer sector

► TOPLAK with attractive, international customers

Investments in energy companies

This part of the report deals with the development of EVN's main strategic interests in the energy sector. Further holdings within the framework of EnergieAllianz are described in detail in the Strategy section (from page 13).

- **Burgenland Holding AG / BEWAG und BEGAS**

Stable dividends from Burgenland Holding

On September 30, 2002, EVN's holding in the Burgenland Holding AG amounted to 68.4 %. In turn, Burgenland Holding owns 49 % of the shares of both Burgenländische Elektrizitätswirtschafts-AG (BEWAG) and Burgenländische Erdgasversorgungs-AG (BEGAS). BEWAG supplies around 140,000 customers in Burgenland with electricity, and BEGAS some 40,000 with gas.

As a result of the dividend income from BEWAG and BEGAS, Burgenland Holding AG again achieved a positive result in the 2000/01 financial year, which is of relevance to EVN's 2001/02 reporting period. An unchanged dividend of EUR 1.02 was paid to shareholders.

- **Energie AG Oberösterreich**

Purchase of a 9.3 % holding

Following several years of negotiations, in April 2002 EVN, Wien Energie and Linz AG jointly acquired a share of 25 % plus one share in Energie AG Oberösterreich. EVN has paid approximately EUR 163.8 m for a stake of around 9.3 %. Furthermore, in a parallel move, Energie AG joined EnergieAllianz.

Close partnership within EnergieAllianz

The decision in favour of the consolidation of the Austrian electricity and gas market also puts an end to the lengthy discussions concerning a strategic partner for Energie AG. This step has not only secured EnergieAllianz's position as the leader in the Austrian electricity and gas markets, but has also created potential for interesting business prospects and synergies derived from the partnership with Energie AG.

The Energie AG supply area borders directly on that of EVN and the company is active in the same business areas. Apart from supplying energy and all related services, it also covers the fields of waste, water and telecommunications.

► New investment in Energie AG Oberösterreich

Strategic investment for Austrian market consolidation

- **Verbund**

EVN continues to hold a stake of about 10 % in Verbundgesellschaft, the largest Austrian hydro-power producer. EVN, TIWAG and Wien Energie together hold 27 % of Verbund stock. This strategic investment played an important role during the consolidation of the Austrian electricity market (details from page 13).

For the 2001 financial year, Verbundgesellschaft paid a dividend of EUR 1.25 per share.

RAG profits from high gas and oil prices

- **RAG**

EVN has an unchanged 30 % indirect shareholding in Rohöl-Aufsuchungs AG (RAG), Austria's second largest oil and natural gas production and gas storage company.

Due to the positive pricing situation in the international gas and oil markets, during 2001, the period of relevance to EVN, RAG achieved the best result in the history of the company. Positive earnings development is also anticipated for the current year.

- **KÖGAZ**

The 2001 results of the south-western Hungarian gas supply company, KÖGAZ (Középdunántúli Gázszogáltató Rt.), in which EVN has a joint holding with E.ON Hungaria of around 62 %, were mainly determined by government-regulated gas purchase and sales prices.

Rationalisation and a higher sales volume counterbalance a negative price trend

Due to a price alteration on July 1, 2001, the average sales price for 2001 rose by 20 % compared with the preceding year, while the purchase price was raised by an average of 23 %. However, the resultant negative effects on KÖGAZ margins were somewhat cushioned by rationalisation measures. In addition, sales volumes were 8 % up on the preceding year, mainly as a result of low temperatures in November and December 2001. This meant that, all in all, unfavourable price developments were neutralised. As a result of high investment, 34 new municipalities and around 11,000 extra customers were added to the KÖGAZ supply network during the period under review. KÖGAZ supplies natural gas to over 270,000 customers in 433 municipalities in the Nagykanizsa region.

► RAG achieves highly satisfactory results

Consolidated financial statements according to IAS



Top quality just around the corner

"Whether it's my shop, or EVN's energy, the secret is local supply. In fact, the EVN people not only cover our complete energy requirements, but are on the doorstep and right there when they're needed."

Reinhard Lassner, Texing

Reporting according to International Accounting Standards

These EVN financial statements for the financial year 2001/02 have been prepared as consolidated financial statements in accordance with the principles of the International Accounting Standards Board (IASB) including the interpretation of the International Financial Reporting Interpretations Committee (IFRIC, former: Standing Interpretations Committee or SIC).

Pursuant to Austrian business regulations (§ 245a Austrian Commercial Code/HGB), these financial statements legally replace consolidated financial statements and a management report in line with national accounting directives. The fully consolidated companies included in the consolidated financial statements are subject to uniform accounting and valuation principles.

Differences between the IAS and Austrian accounting regulations

The IAS and HGB accounting regulations are partially subject to differing basic principles. While accounting pursuant to the HGB focuses on the concept of prudence and the protection of creditors, IAS accounting lays greater emphasis on the provision of information of relevance to investor decisions.

- **Tangible and intangible assets**
  From the HGB point of view, the periods of depreciation and useful life are characterised by the prudence concept. The IAS stipulate a continual examination of actual useful life, which is the reason for the tendency towards longer useful life periods in the course of IAS accounting. In order to establish a potential up- or downside revaluation, an impairment test must be completed in accordance with IAS 36.

- **Inventories**
  Inventory adjustments due to a drop in the market price are only completed when carrying values are not covered by the sales price.

- **Financial assets**
  In accordance with IAS classification, the current financial assets consist of trading items and are reported at the value quoted on the balance sheet date (mark-to-market). Unlike Austrian commercial law, a revaluation is not restricted by the historic cost of acquisition.

- **Receivables and liabilities**
  Receivables are divided into those with a period to maturity of up to one year and those with a period of longer than one year.

  Liabilities are divided into those with a period of maturity of up to one year, of one to five years and longer than five years.

- **Foreign currency liabilities**
  Valuation takes place in accordance with the reporting date without taking historical costs into account. Therefore, every exchange rate fluctuation is immediately recognised as a profit or loss.

- **Personnel provisions**
  Personnel provisions (provisions for pensions and similar obligations, severance payments and long-service bonuses) are made according to the projected unit credit method. The interest rate is calculated according to the current long-term interest rate in the capital markets at the balance sheet date. Future increases in remuneration up to the expected date of retirement are also accounted for. Therefore, the provision increases more rapidly during the accrual phase than is the case when the premium level method stipulated under Austrian commercial law is applied.

- **Deferred taxation**
  The taxation effect of the temporary differences between the balance sheet according to Austrian tax law and the IAS balance sheet is shown by the reporting of asset and liability side deferred taxes. Deferred tax assets are created for taxation losses where the probability of realisation of the tax advantage exists.

- **Other provisions**
  Pursuant to the IAS, the reporting of provisions is based on differing criteria relating to the fundamental payment obligation and the likelihood of it being paid. According to IAS, the reported value must assume the highest level of probability and not, as under Austrian law, the value established according to the concept of commercial prudence. Expenditure provisions are required under Austrian law, but excluded by the IAS.

- **Supplementary reporting obligation**
  The IAS demand more detailed disclosures in the notes concerning the items contained in the balance sheet, income statement, cash flow statement and changes in equity, in order to ensure that the financial statements present a true and fair view of the company. In addition, further information must be provided concerning special business segments, associated companies and derivative financial instruments, which is not required under Austrian commercial law.

Balance sheet

	Note[1]	**30.9.2002**	30.9.2001
		TEUR	TEUR
Assets			
Fixed assets			
Tangible assets	►13	1,486,575.8	1,440,567.8
Intangible assets	►14	67,767.2	50,698.6
Associated companies at equity	►15	190,826.3	176,866.3
Other investments	►16	507,692.7	419,255.0
Other fixed assets	►17	92,916.4	73,349.7
		2,345,778.4	**2,160,737.4**
Current assets			
Inventories	►18	78,830.9	117,130.6
Receivables and other current assets	►19	198,210.3	178,873.0
Cash and current deposits	►20	181,102.0	41,905.3
		458,143.2	**337,908.8**
Total assets		**2,803,921.6**	**2,498,646.2**
Equity and liabilities			
Equity			
Share capital	►21	91,072.4	91,072.4
Capital reserves	►22	186,789.5	186,789.5
Retained earnings	►23	763,253.8	758,224.8
Own shares	►24	0.0	–23,039.4
		1,041,115.6	**1,013,047.2**
Minority interests	►25	**23,613.1**	**24,194.5**
Long-term liabilities			
Long-term debt	►26	680,007.1	343,475.2
Deferred tax	►27	36,555.8	65,867.7
Long-term provisions	►28	429,286.1	395,157.8
Deferred income from customer payments for network construction	►29	169,246.0	171,248.9
Other long-term liabilities	►30	36,166.9	33,824.2
		1,351,261.8	**1,009,573.7**
Current liabilities			
Short-term loans	►31	14,614.6	109,816.2
Taxes payable	►32	65,247.6	36,599.6
Trade accounts payable	►33	94,939.2	93,635.7
Current provisions	►34	123,664.8	99,601.5
Other current liabilities	►35	89,464.8	112,177.7
		387,931.0	**451,830.7**
Total equity and liabilities		**2,803,921.6**	**2,498,646.2**

[1] The notes are an integrated part of the financial statements

Income statement

	Note[1]	**2001/02**	2000/01
		TEUR	TEUR
Sales revenues	►36	**1,113,885.7**	**1,014,673.9**
Changes in inventories and work performed and capitalised	►37	18,512.4	14,756.9
Other operating income	►38	51,604.8	45,806.3
Cost of materials and services	►39	–689,086.9	–606,379.5
Personnel expenses	►40	–180,068.5	–171,558.1
Depreciation	►41	–122,098.8	–122,843.8
Other operating expenses	►42	–64,873.2	–53,474.9
Operating result (EBIT)	►43	**127,875.6**	**120,980.8**
Result from associated companies at equity	►44	17,048.3	20,179.0
Result from other investments	►45	–21,399.6	6,327.4
Interest and other financial result	►46	14,054.6	–21,161.0
Financial result		**9,703.3**	**5,345.4**
Result before tax	►47	**137,578.9**	**126,326.2**
Taxes on profit	►48	–47,042.7	–37,462.7
Minority interests	►49	–1,047.4	–1,037.3
Net result	►50	**89,488.7**	**87,826.2**
Earnings per share in EUR	►51	**2.39**	**2.56**
Dividend per share in EUR		0.70[2]	0.70

[1] The notes are an integrated part of the financial statements
[2] Proposal to the Annual General Meeting

Cash flow statement

	2001/02	2000/01
	TEUR	TEUR
Result before tax	**137,578,9**	**126,326,2**
+ depreciation/– writing up of fixed assets	118,301.7	108,195.5
– write-back of deferred income from customer payments for network construction	–12,413.6	–11,597.3
– gains/+ losses from foreign currency valuations	6,224.1	–8,753.4
– gains/+ losses from the disposal of fixed assets from investment activities	2,676.1	1,390.0
+ increase/– decrease in long-term provisions	35,298.0	27,381.5
Cash flow from the result	**287,665.2**	**242,942.4**
– increase/+ decrease in short-term inventories and short-term receivables	18,962.3	–81,710.8
+ increase/– decrease in short-term provisions	24,063.3	221.5
+ increase/– decrease in trade accounts payable and other liabilities	–54,670.2	48,569.4
– payments for taxes on profits	–12,103.1	–19,923.4
Cash flow from operating activities	**263,917.6**	**190,099.1**
+ proceeds from the disposal of tangible and intangible assets	1,410.1	1,431.6
– payments for additions to tangible and intangible assets	–163,359.0	–274,707.8
– payments/+ proceeds from additions to and disposals from the financial assets and other financial investments	–135,533.4	5,784.8
Cash flow from investment activities	**–297,482.4**	**–267,491.4**
– dividend for the preceding year	–26,307.0	–24,404.4
+ proceeds from capital increase	0.0	110,281.4
+ increase/– decrease in financial liabilities	284,203.5	–799.4
– increase/+ decrease in securities	862.4	–20,268.3
– payments for pension rights	–924.4	–70,253.2
Cash flow from financing activities	**257,834.5**	**–5,443.9**
Total cash flow	**224,269.7**	**–82,836.2**
Changes in cash and cash equivalents[1]		
Cash and cash equivalents at the beginning of the period	–80,908.7	1,927.5
Cash and cash equivalents at the end of the period	143,360.9	–80,908.7
Total cash flow	**224,269.7**	**–82,836.2**

[1] See note ►52

Changes in equity

TEUR	Share capital	Capital reserves	Retained earnings	Revaluation reserve according to IAS 39	Own shares	Total
Balance as at 30.9.2000	**82,878.0**	**84,702.5**	**697,964.5**	**0.0**	**–15,669.6**	**849,875.4**
Dividends 1999/00	–	–	–24,404.4	–	–	–24,404.4
Capital increase	8,194.4	102,087.0	–	–	–	110,281.4
Net result 2000/01	–	–	87,826.2	–	–	87,826.2
Own share purchases	–	–	–	–	–7,369.8	–7,369.8
Other changes in equity	–	–	–3,161.5	–	–	–3,161.5
Balance as at 30.9.2001	**91,072.4**	**186,789.5**	**758,224.8**	**0.0**	**–23,039.4**	**1,013,047.2**
Change due to initial application of IAS 39	–	–	–52,426.4	–5,680.4	–	–58,106.7
Dividends 2000/01	–	–	–26,307.0	–	–	–26,307.0
Net result 2001/02	–	–	89,488.7[1]	–	–	89,488.7
Own share resale	–	–	10,245.6	–	23,039.4	33,285.0
Surplus/deficit from revaluation of financial instruments	–	–	–	–29,242.0	–	–29,242.0
Other changes in equity	–	–	–18,950.6	–	–	–18,950.6
Balance as at 30.9.2002	**91,072.4**	**186,789.5**	**798,176.2**	**–34,922.4**	**0.0**	**1,041,115.6**

[1] A proposal will be made to the Annual General Meeting that a dividend of EUR 0.70 per share be distributed from the net result

EVN Group investments

1. EVN AG investments in the energy sector ≥ 20, as at September 30, 2002

Company, registered offices	Share-holder	Interest %	Currency	Share-holders' equity TEUR, THUF	Last year's result TEUR, THUF	Balance sheet date	Method of con-solida tion
AUSTRIA FERNGAS Gesellschaft m.b.H., Vienna	EVN	23.75	EUR	4,275	91	31.12.2001	N
Burgenland Holding AG (BHAG), Eisenstadt	EVN	68.37	EUR	72,171	3,189	30.9.2002	F
Burgenländische Elektrizitätswirtschafts-AG (BEWAG), Eisenstadt	BHAG	49.00	EUR	130,742	9,236	31.3.2002	E
BEGAS – Burgenländische Erdgasversorgungs-AG, Eisenstadt	BHAG	49.00	EUR	43,838	4,940	31.10.2001	E
e&i EDV Dienstleistungsgesellschaft m.b.H., Vienna	EVN	50.00	EUR	1,816	204	30.9.2002[1]	E
e&t Energie Handelsgesellschaft m.b.H., Vienna	EVN	31.50	EUR	844	46	30.9.2002	E
ECONGAS Vertrieb GmbH, Maria Enzersdorf	EVN	100.00	EUR	35	–	31.3.2002[2]	N
ENERGIEALLIANZ Austria GmbH, Vienna	EVN	31.50	EUR	1,474	–3,114	30.9.2002	N
Energy Balancing AG, Vienna	EVN	25.00	EUR	32	–158	31.12.2001	N
EVN Energievertrieb GmbH, Maria Enzersdorf	EVN	100.00	EUR	34	–1	30.9.2002[3]	N
EVN Energievertrieb GmbH & Co KG, Maria Enzersdorf	EVN	100.00	EUR	100	–	30.9.2002[3]	N
evn naturkraft Erzeugungs- und Verteilungs GmbH, Maria Enzersdorf	EVN	100.00	EUR	45	6	31.12.2001	N
evn naturkraft Erzeugungs- und Verteilungs GmbH & Co KG, Maria Enzersdorf	EVN	100.00	EUR	8,890	2,422	30.9.2002	F
IN-ER Erömü Kft., Nagykanisza (Hungary)	EVN	70.00	HUF	520,235	2,285	31.12.2001	N
Korneuburg Gas Vertriebs- u. Verteilungs GmbH, Korneuburg	EVN	100.00	EUR	3,938	472	30.9.2002[4]	F
Középdunántúli Gázszolgáltató Rt. (KÖGAZ), Nagykanizsa (Hungary)	EVN	31.23	HUF	14,982,998	582,850	31.12.2001	E
RAG-Beteiligungs-AG, Maria Enzersdorf	EVN	40.00	EUR	80,616	30,141	30.6.2002	E
Toplak Gesellschaft m.b.H., Breitenfurt	EVN	40.00	EUR	866	13	31.10.2001	N

F Fully consolidated company (subsidiary)
E Equity-consolidated company (associated company)
N Not consolidated

[1] Short financial year 1.1.2002 – 30.9.2002
[2] Founded on 4.2.2002
[3] Founded on 11.4.2002
[4] Former Stadtwerke Korneuburg GmbH

2. Other major EVN investments in the energy sector, as at September 30, 2002

Company, registered offices	Share-holder	Interest %	Currency	Share-holders' equity TEUR, TCHF	Last year's result TEUR, TCHF	Balance sheet date	Method of con-solida-tion
Aare-Tessin AG für Elektrizität (ATEL), Olten (Switzerland)	EVN	6.86	CHF	1,467,885	155,732	31.12.2001	N
Energie AG Oberösterreich	EVN	9.33	EUR	438,851	22,438	30.9.2001	N
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbund), Vienna	EVN	10.00	EUR	1,009,973	122,651	31.12.2001	N

N Not consolidated

3. EVN investments in other core business related sectors ≥ 20%, as at September 30, 2002

Company, registered offices	Shareholder	Interest %	Currency	Shareholders' equity TEUR, THUF	Last year's result TEUR, THUF	Balance sheet date	Method of consolidation
ALLPLAN Gesellschaft m.b.H., Vienna	Utilitas	50.00	EUR	831	237	31.12.2001	N
AVN Abfallverwertung Niederösterreich Ges.m.b.H. & Co KG, Maria Enzersdorf	EVN	100.00	EUR	–352	–2,551	30.9.2002	F
AVN Holding GmbH, Maria Enzersdorf	EVN	100.00	EUR	39	4	30.9.2002	N
AWB Abfall-Wirtschaft-Beteiligungs Gesellschaft m.b.H. (AWB), Maria Enzersdorf	EVN	100.00	EUR	10,960	378	31.8.2002	F
AWB-Con Abfall-Wirtschaft-Beteiligungs-Gesellschaft m.b.H., Maria Enzersdorf	AWB	100.00	EUR	11,734	762	31.8.2002	F
Dianazentrum Realitätengesellschaft m.b.H., Vienna	teletech	75.00	EUR	53	–161	31.12.2001	N
DTV Rt., Dunavarsány (Hungary)	evn wasser	51.00	HUF	–	–	–[1]	N
EVN-Pensionskasse Aktiengesellschaft, Maria Enzersdorf	EVN	100.00	EUR	867	11	31.12.2001	N
evn wasser Gesellschaft m.b.H., Maria Enzersdorf	EVN/Utilitas	100.00	EUR	3,201	63,325	30.9.2002	F
EZO Hotel- und Restaurant-Betriebsgesellschaft m.b.H., Maria Enzersdorf	Utilitas	100.00	EUR	286	83	30.9.2002	N
GrafoTech Beratungs- und Planungsgesellschaft mbH, Maria Enzersdorf	Utilitas	100.00	EUR	945	717	30.9.2002	F
GrafoTech Holding GmbH, Maria Enzersdorf	Utilitas	100.00	EUR	33	–2	30.9.2002[2]	N
Kabelsignal AG, Maria Enzersdorf	Utilitas	100.00	EUR	5,603	735	30.9.2002	F
Kabelsignal St. Pölten Gesellschaft m.b.H., St. Pölten	Kabelsignal	95.00	EUR	1,245	778	30.9.2002	F
NÖKOM NÖ Telekom Service Gesellschaft m.b.H., Maria Enzersdorf	EVN	50.00	EUR	1,065	198	31.12.2001	E
SLB Holding GmbH, Maria Enzersdorf	EVN	100.00	EUR	32	–3	30.9.2002[3]	N
teletech Facility Management Service GmbH, Vienna	Utilitas	100.00	EUR	549	161	30.9.2002	F
Utilitas Dienstleistungs- und Beteiligungs-GmbH, Maria Enzersdorf	EVN	100.00	EUR	26,625	–13,920	30.9.2002	F
V&C Kathodischer Korrosionsschutz Gesellschaft m.b.H., Pressbaum	Utilitas	100.00	EUR	367	5	31.3.2002	N
Wiental-Sammelkanal GmbH, Untertullnerbach	evn wasser	50.00	EUR	897	–2	–	N
ZSV Beteiligungs GmbH, Maria Enzersdorf	SLB	100.00	EUR	32	–3	30.9.2002[3]	N

F Fully consolidated company (subsidiary)
E Equity-consolidated company (associated company)
N Not consolidated
[1] Not yet operative
[2] Founded on 9.9.2002
[3] Founded on 9.4.2002

Notes

General

EVN AG is a multi-service utility with registered offices at EVN Platz, A-2344 Maria Enzersdorf. The EVN consolidated financial statements for the 2001/02 financial year correspond with the current International Accounting Standards (IAS) and follow the interpretation of the International Financial Reporting Interpretations Committee (IFRIC, previously: Standing Interpretations Committee or SIC).

These consolidated financial statements have been drawn up in accordance with the going-concern principle. The presentation and grouping of individual items in the balance sheet, the income statement, the cash flow statement, as well as the changes in equity, are based on the principle of materiality. Both the EVN accounts and the consolidated financial statements are prepared in euro (EUR). For the sake of clarity, all figures are given in thousands of euros (TEUR). There may be some slight mathematical differences due to the rounding up or down of individual items and percentages.

The accounting and valuation of the consolidated financial statements are based on uniform criteria.

Principles of consolidation

►1 Scope of consolidation
As opposed to the comparable period of 2000/01, the scope of consolidation includes Korneuburg Gas Vertriebs- und Verteilungs GmbH (previously: Stadtwerke Korneuburg GmbH) for the first time from September 30, 2002, the date of purchase. Apart from EVN as the parent company, twelve (previous year: 11) companies are fully consolidated.

The initial consolidation of Korneuburg Gas Vertriebs- und Verteilungs GmbH resulted in an increase of TEUR 7,190.1 in the balance sheet total. The net result was not altered by this initial inclusion on the closing date of the consolidated financial statements.

As a result of the initial inclusion of e&t Energie Handelsgesellschaft m.b.H. and e&i EDV Dienstleistungsgesellschaft m.b.H. as at October 1, 2001, the number of associated companies consolidated at equity rose to seven.

In accordance with the principle of materiality, an investment need not be shown as a subsidiary or as an associated company if it is immaterial. This appraisal is based on the company's respective balance sheet total, total fixed assets, percentage of equity and external sales revenues in proportion to Group totals. The companies consolidated on the basis of these criteria account for more than 99 % of the respective totals. Fourteen (previous year: nine) subsidiaries were not consolidated in view of their immateriality to the assets, financial position and profitability of the Group.

►2 Consolidation method
Capital consolidation is carried out using the book value method. The cost of the shares purchased is offset against the proportional carrying amount of the subsidiary's equity acquired as at the date of acquisition. Where attributable, any excess is allocated to the asset purchases. Non-attributable differences are classified as goodwill and subjected to straight-line depreciation in accordance with useful life. Equity side differences were offset by goodwill on the asset side and withdrawn according to the useful life of goodwill.

Internal Group receivables and liabilities, expenses and revenues, and company results are eliminated, except when immaterial. In the case of companies in which an investment is held and a major influence on business policy can be exercised (associated companies), the pro rata proportion of the company's net profit after tax is added to the carrying value of the shares (equity method). In such situations, the sum reported for profit distributions is reduced by the pro rata amount. Intra-group profits and losses are eliminated where material.

►3 Group currency conversion
The financial statements of foreign subsidiaries are converted on the basis of functional currency. Conversion of the balance sheet items is carried out at the mid-market exchange rate on the balance sheet date. The items in the income statements of consolidated foreign companies are converted at the average rates of exchange for the period. Differences arising from the currency conversion of pro rata equity are reported under the retained earnings without any effect on the result. In the case of a foreign company being deconsolidated, these currency differences are recognised as profits or losses.

Accounting and valuation methods

►4 Tangible and intangible assets
Tangible and intangible assets are reported at the cost of acquisition or production, less scheduled linear depreciation. Apart from direct costs, the production costs include a reasonable percentage of material and manufacturing overheads. General administrative costs and interest on borrowed capital are not capitalised.

Assets are depreciated from the time of commissioning. Straight-line depreciation is carried out over the expected useful life of the asset. In the case of assets commissioned during the first six months of the financial year, depreciation is for a whole financial year, otherwise the amount for a half-year is offset. The anticipated economic and technical life of tangible assets is taken into consideration in determining their useful life.

Exceptional depreciation is undertaken where a reduction in the value of an asset is expected to be non-temporary. In order to assess the stated value of tangible and intangible assets, an impairment test is carried out. The higher of the net sales price and the value in use, which is calculated as a cash value from the related future monetary inflows and outflows, is compared with the previously reported carrying amount. Should this result in a value below that of the previously reported carrying value, a write-down is completed. If the reason for exceptional depreciation no longer applies, a write-up takes place, at a maximum to the scheduled, projected acquisition costs.

Maintenance work is shown as an expense unless it changes the nature of the asset involved.

Third-party contributions are allocated to the affected assets, reported as liabilities and written back in line with the scheduled depreciation of the assets in question.

Any excesses resulting from initial consolidation are reported as goodwill and then subjected to scheduled amortisation in accordance with the anticipated useful life. In addition, the remaining goodwill is examined on every balance sheet date with regard to its recoverable amount. Reductions in future use are offset as exceptional amortisation.

Due to the fundamentally longer amortisation periods for investments in the energy industry, a useful life of 15 years is allocated to the goodwill on energy sector interests.

In the case of rights to electricity procurement from external power stations reported as intangible assets (rights), a useful life of 40 years was used in accordance with the contractual period.

Expected useful life of tangible and intangible assets

	Years
Buildings	10 – 50
Transmission lines and pipelines	15 – 33
Machinery	10 – 33
Meters	7 – 40
Tools and equipment	4 – 25
Rights	4 – 40
Goodwill	5 – 15

►5 Leased and rented property, plant and equipment
Leases and rental agreements under which all risks and benefits are transferred to the Group, and which are associated with the utilisation of assets, are treated as finance leases. The assets for which such leases and rental agreements are concluded, are recognised at the present value of the capitalised lease, or the rental payments at the time of acquisition, and depreciated over their useful life. The value of capitalised assets is offset against the *respective cash value of the liability arising from the outstanding* lease or rental charges on the balance sheet date.

The assets contained in all other lease and rental agreements are regarded as being the subject of operative leasing and are owned by the tenant or lessor. The rental charges are reported as an expense.

►6 Financial assets
Investments in subsidiaries not included in consolidation are valued at the cost of acquisition on the basis of the general principles for the valuation of financial assets. In the consolidated financial statements, associated companies are principally valued at equity. Where these companies are immaterial and market values cannot be established, valuation takes place at the cost of acquisition. Permanent reductions in value are depreciated accordingly.

Investments in companies that do not qualify as either subsidiaries or associated companies are shown as other investments and valued at the market value. In the case of those companies for which a reliable market value can be determined, the market value or the likely sales proceeds on the balance sheet date is reported. In line with IAS 39, the changes in value of these investments are reported under equity as profit neutral. Recognised revaluation is undertaken for probable, non-temporary reductions in value. All other investments are valued at the cost of acquisition less eventual, exceptional depreciation.

Bonds and other fixed-interest securities, shares and other interests, which are allocated to permanent operations are reported at market value. Changes in value are generally included in equity as profit neutral. Conversely, in the event of non-temporary reductions in value, recognised revaluation is completed. Interest-free or low-interest loans are reported at the cost of acquisition or the lower cash value.

►7 Inventories
The valuation of inventories is made at the cost of acquisition or manufacture, or if lower, the market price. No write-downs are made on inventories if the book values are covered by the sale proceeds. The calculation of the use of primary energy reserves, raw materials and consumables takes place in accordance with the weighted average cost method. Where turnover is infrequent, a write-down may be undertaken.

►8 Receivables
Trade accounts receivable and other current receivables are reported at the carried cost of acquisition, and where necessary, reduced by valuation adjustments. Tax receivables are offset against tax liabilities, when they relate to the same tax authority.

►9 Cash and current deposits
Current deposits (cash in hand, cash at banks, securities) are combined under the item cash and current deposits and reported at current rates.

►10 Liabilities
Liabilities are reported at the carried cost of acquisition. Foreign currency liabilities are valued at the mid-market rate on the balance sheet date. Funding costs are part of the carried cost of acquisition.

This item also includes deferred income from customer payments for network construction. These are recognised as long-term liabil*ities and written back over the relevant period.*

Provisions for pensions and benefits in kind, severance payments and long-service bonuses are valued using the projected unit credit method. The awaited benefits to be paid are spread over the active working life of employees until retirement. Anticipated future increases in remuneration are taken into account. The amounts of the provisions are calculated by an actuary on the respective closing date of the financial statements in the form of an actuarial report.

Deferred taxes are calculated using the liability method at the rate of tax to be expected on the balance sheet date when short-term differences are reversed.

Other provisions consist of the aggregate contingent liabilities, reflecting the most likely liability.

►11 Currency conversion
Assets and debts in foreign currencies (from outside the euro zone) are converted at the mid-market rate of exchange on the balance sheet date at the forward exchange rate in euros. Assets and debt denominated in the currencies of the European Monetary Union were converted at the rates irrevocably fixed by the European Commission. Resulting write-ups and write-downs are accounted for as income or expense.

►12 Stating of the fair value of financial instruments
The fair value of financial instruments is the amount used as a basis in business transactions between expert contractual parties, who are independent of each another. The fair value is frequently identical with the market price. Thus, the fair value is established on the basis of the market information available on the balance sheet date. In view of conflicting influences, the values reported can therefore differ from the values realised at a later date.

►Initial application of recognition and measurement methods
The stipulations of IAS 39 (Financial Instruments: Recognition and Measurement) were fully applied for the first time. Through the first application of IAS 39 as at October 1, 2001, all financial instruments, as well as the securities available for sale are recognised at their fair value. The resulting changes in value were included in the retained earnings as at October 1, 2001. In accordance with the transitional provisions of IAS 39, the figures from the preceding year were not adjusted.

As the EVN Group has no investment property, IAS 40 (Investment Property) is inapplicable.

Notes to the balance sheet

Assets

Fixed assets

As compared with the preceding year, the net value of fixed assets increased by TEUR 185,041.0 or 8.6 %, to TEUR 2,345,778.4. The net value is the residual book value, which comprises the acquisition cost less accumulated depreciation.

There are neither limitations on the rights to use, nor mortgaged assets as security for debts.

►13 Tangible assets

The essential additions derived largely from the construction of a waste incineration plant, enlargement of wind power and electricity distribution capacity and investments in the building of gas transport and distribution pipelines, as well as technical infrastructure facilities. The expansion to the scope of consolidation consisted entirely of Korneuburg Gas Vertriebs- und Verteilungs GmbH.

The land and buildings item contains land values of TEUR 37,621.9 (previous year: TEUR 33,258.1).

The development of depreciation in the period under review is described in note ►41.

The item advance payments made and plant under construction includes TEUR 118,200.9 relating to plant under construction on the balance sheet date (previous year: TEUR 110,852.1). This increase derives from the construction of a waste incineration plant by AVN Abfallverwertung Niederösterreich Ges.m.b.H. & Co KG and investments in wind power plants by evn naturkraft Erzeugungs- und Verteilungs GmbH & Co KG.

For leased and rented plants, the balance of the present value of the payment obligations derived from the use of heating networks and heat generation plants is reported. The carrying amount of these assets totalled TEUR 12,599.2 on the balance sheet date (previous year: TEUR 13,209.0). The related leasing and rental liabilities are recorded under other long-term liabilities.

►13 Development of tangible assets

TEUR	Land and buildings	Transmission lines and pipelines	Machinery, mechanical and electrical installations	Meters	Other plant, tools and equipment	Advance payments made and plant under construction	Total
Gross values September 30, 2001	**412,591.8**	**1,672,796.4**	**1,137,483.0**	**115,268.5**	**161,630.6**	**129,558.9**	**3,629,329.2**
Changes in the scope of consolidation	–	12,664.0	–	719.6	–	43.7	13,427.4
Investments	3,087.0	47,599.0	17,171.2	3,114.8	9,154.3	81,618.6	161,744.8
Disposals	–958.8	–4,312.9	–2,379.2	–2,516.9	–8,500.0	–1,211.1	–19,879.0
Transfers	2,824.8	8,225.2	53,556.9	–	3,582.1	–72,218.0	–4,029.0
Gross values September 30, 2002	**417,544.8**	**1,736,971.7**	**1,205,831.9**	**116,586.0**	**165,866.9**	**137,792.2**	**3,780,593.4**
Accumulated depreciation September 30, 2001	**–282,397.8**	**–734,605.7**	**–978,915.8**	**–63,935.6**	**–128,906.5**	**0.0**	**–2,188,761.4**
Changes in the scope of consolidation	–	-7,072.5	–	-520.5	–	–	-7,593.1
Depreciation 2001/02	–7,429.0	–66,324.1	–22,135.0	–4,458.7	–12,589,1	–302.9	–113,238.8
Disposals	677.4	3,553.0	1,749.4	2,134.3	7,455.7	–	15,569.8
Transfers	–	2,011.9	–2,011.9	–	5.9	–	5.9
Accumulated depreciation September 30, 2002	**–289,149.3**	**–802,437.4**	**–1,001,313.3**	**–66,780.6**	**–134,034.0**	**–302.9**	**–2,294,017.6**
Net values September 30, 2001	**130,194.0**	**938,190.6**	**158,567.2**	**51,332.9**	**32,724.1**	**129,558.9**	**1,440,567.8**
Net values September 30, 2002	**128,395.4**	**934,534.2**	**204,518.5**	**49,805.3**	**31,832.9**	**137,489.3**	**1,486,575.8**

▶14 Intangible assets

The depreciation on goodwill results largely from the scheduled depreciation of Kabelsignal AG. By contrast, the carrying value of negative goodwill fell by TEUR 844.4 to TEUR 11,821.7. The *changes to goodwill in the scope of consolidation derive from the* inclusion of Korneuburg Gas Vertriebs- und Verteilungs GmbH.

Other intangible assets include electricity procurement rights, transportation rights on natural gas pipelines, and other rights, in particular software licences. Additions of TEUR 15,492.0 were made to the electricity purchasing rights in the course of an intangible asset *impairment* test.

The impairment test is described in the Accounting and Valuation Methods under note ▶4.

There were no intangible assets from work performed and capitalised within the Group.

▶14 Development of intangible assets

TEUR	Goodwill	Other intangible assets	Total
Gross values September 30, 2001	**6,683.4**	**247,453.0**	**254,136.4**
Changes in the scope of consolidation	3,360.0	–	3,360.0
Additions	–	3,303.1	3,303.1
Disposals	–	–500.0	–500.0
Transfers	–	4,029.0	4,029.0
Gross values September 30, 2002	**10,043.3**	**254,285.1**	**264,328.5**
Accumulated depreciation September 30, 2001	**–12,202.6**	**–191,235.2**	**–203,437.8**
Changes in the scope of consolidation	–	–	0.0
Depreciation 2001/02	–2,875.2	–5,984.8	–8,860.0
Additions 2001/02	–	15,492.0	15,492.0
Disposals	–	250.4	250.4
Transfers	–	–5.8	–5.8
Accumulated depreciation September 30, 2002	**–15,077.8**	**–181,483.5**	**–196,561.2**
Net values September 30, 2001	**–5,519.2**	**56,217.8**	**50,698.6**
Net values September 30, 2002	**–5,034.4**	**72,801.6**	**67,767.2**

►15 Associated companies at equity

Investments are reported as associated companies, when a major influence is exerted on the business policy of a company, without it being a subsidiary. One refutable assumption applied is the ownership of 20–50 % of voting rights. Associated companies are generally valued at equity.

The changes to the pro rata equity of TEUR 15,143.3 derive from the respective share of the result totalling TEUR 32,937.5 less a distribution of profits and profit neutral currency conversions.

►16 Other investments

This item includes affiliated and associated companies, which due to immateriality are not consolidated, as well as investments with a quota of less than 20 %.

Other investments include shares in listed companies with a carrying value on the balance sheet date of TEUR 333,348.7 (previous year: TEUR 399,010.3) and a listed value on the balance sheet date of TEUR 341,001.6 (previous year: TATS 390,403.7). In line with the initial use of IAS 39, the difference between the listed value of TEUR 390,403.7 and the carrying value of TEUR 399,010.3 was included in the retained earnings as profit neutral. The Group's other investments are in non-listed companies, so that an estimation of their market value is not possible due to insufficient marketability. The additions mainly relate to the purchase of shares in Energie AG Oberösterreich amounting to TEUR 163,786.4.

The changes in the scope of consolidation relate to the initial consolidation at equity of e&i EDV Dienstleistungs-Gesellschaft m.b.H. and e&t Energie Handelsgesellschaft m.b.H.

Depreciation of TEUR 77,949.2 on the other investments derived from adjustments to lower market values and share prices. In line with IAS 39, TEUR 49,205.9 were offset against the retained earnings.

Further information can be found in the schedule of investments (from page 66), as well in the "The individual business areas" section of this report (from page 41).

►15 Development of associated companies at equity

TEUR	Associated companies
Gross values September 30, 2001	**176,040.5**
Additions and transfers	811.1
Changes in the scope of consolidation	1,099.7
Disposals	–
Gross values September 30, 2002	**177,951.3**
Accumulated depreciation September 30, 2001	**825.9**
Changes in equity	15,143.3
– Depreciation 2001/02	–3,094.1
Disposals	–
Accumulated depreciation September 30, 2002	**12,875.0**
Net values September 30, 2001	**176,866.3**
Net values September 30, 2002	**190,826.3**

►16 Development of other investments

TEUR	Investments in subsidiaries	Other Investments	Total
Gross value September 30, 2001	**5,599.3**	**419,015.6**	**424,614.9**
Additions and transfers	2,068.1	166,124.3	168,192.4
Changes in the scope of consolidation	–	–1,783.0	–1,783.0
Disposals	–	–22.5	–22.5
Gross values September 30, 2002	**7,667.4**	**583,334.3**	**591,001.7**
Accumulated depreciation September 30, 2001	**–4,867.4**	**–492.4**	**–5,359.9**
Changes in equity	–	–	0.0
Changes in the scope of consolidation	–	–	0.0
- Depreciation 2001/02	–	–77,949.2	–77,949.2
Disposals	–	–	0.0
Accumulated depreciation September 30, 2002	**–4,867.4**	**–78,441.6**	**–83,309.1**
Net values September 30, 2001	**731.8**	**418,523.2**	**419,255.0**
Net values September 30, 2002	**2,799.9**	**504,892.7**	**507,692.7**

▶17 Other fixed assets

Securities consist of shares in investment funds and mainly serve to provide the cover required by Austrian taxation law relating to provisions for severance payments, pensions and similar obligations. The net values correspond with the quoted price on the balance sheet date.

Of the loans amounting to TEUR 8,322.5 (previous year: TEUR 1,486.5), TEUR 407.0 (previous year: TEUR 211.8) have a period to maturity of less than one year.

As in the preceding year, long-term inventories relate to oil reserves for the generation of electricity and heat. A value adjustment was completed for the deposit base derived from storage.

Other long-term assets primarily consist of long-term receivables in connection with financial instruments (interest rate and currency swaps), which meet the criteria for hedge accounting according to IAS 39.

▶17 Development of other fixed assets

TEUR	Securities	Loans	Long-term inventories	Other long-term receivables	Total
Gross values September 30, 2001	**85,982.9**	**1,496.6**	**3,754.5**	**877.5**	**92,111.5**
Changes in the scope of consolidation	–	–	–	–	0.0
Additions	328.3	7,272.3	–	17,196.6	24,797.3
Disposals	–1,164.5	–437.5	–	–	–1,602.0
Gross values September 30, 2002	**85,146.8**	**8,331.4**	**3,754.5**	**18,074.2**	**115,306.8**
Accumulated depreciation September 30, 2001	**–18,230.6**	**–10.1**	**–521.1**	**0.0**	**–18,761.8**
Depreciation 2001/02	–3,747.7	1.2	–	–	–3,746.5
Disposals	117.9	–	–	–	117.9
Accumulated depreciation September 30, 2002	**–21,860.3**	**–8.9**	**–521.1**	**0.0**	**–22,390.3**
Net values September 30, 2001	67,752.3	1,486.5	3,233.3	877.5	73,349.7
Net values September 30, 2002	**63,286.5**	**8,322.5**	**3,233.3**	**18,074.2**	**92,916.4**

Current assets

►18 Inventories
Primary energy inventories consist of gas and coal reserves. The fall in this item is due to a reduction in stored gas.

Other inventories contain work in progress, merchandise and advance payments made.

►19 Receivables and other current assets
Trade accounts receivable generally relate to electricity, gas and heating customers. Doubtful debts are accounted for by a provision of TEUR 8,755.6 (previous year: TEUR 4,299.2).

Receivables from financial instruments relate to deferred interest of TEUR 112.5 (previous year: TEUR 5,197.0) and deferrals for derivative business on the balance sheet date of TEUR 7,607.1 (previous year: TEUR 1,568.7).

Receivables from employees comprise accruals from wage and salary accounting.

Receivables from subsidiaries and associated companies mostly derive from intra-Group transactions relating to energy supplies, group financing and services.

The other receivables contain advance payments, receivables from insurance and from taxation.

►20 Cash and current deposits
Cash in hand and at banks forms part of the cash and cash equivalents shown in the cash flow statement.

Short-term securities, consisting largely of domestic shares, are used for the temporary investment of free liquid funds. This item consists entirely of securities available for sale, which are reported at the market value.

Apart from the loss of TEUR 110.4 (previous year: gain of TEUR 1,759.4) derived from disposals of securities, during the period under review a recognised devaluation of TEUR 2,841.7 was made due to the fall in stock market prices.

►18 Inventories

TEUR	**30.9.2002**	30.9.2001
Primary energy reserves	62,423.8	108,105.9
Raw materials and supplies, consumables and other inventories	5,398.6	4,718.5
Customer orders not yet invoiced	11,008.5	4,306.2
Total	**78,830.9**	**117,130.6**

►19 Receivables and other current assets

TEUR	**30.9.2002**	30.9.2001
Trade accounts receivable	112,169.0	131,834.7
Receivables from financial instruments	7,719.6	11,103.7
Receivables from employees	9,379.4	8,845.0
Receivables from subsidiaries and associated companies	60,236.8	13,148.7
Other receivables and assets	8,705.6	13,940.8
Total	**198,210.3**	**178,873.0**

►20 Cash and current deposits

TEUR	**30.9.2002**	30.9.2001
Cash in hand	70.2	55.3
Cash at banks	156,905.4	16,861.2
Short-term securities	24,126.4	24,988.8
Total	**181,102.0**	**41,905.3**

Equity and liabilities

Equity

►21 Share capital
Following the capital increase approved by the 72nd Annual General Meeting on January 12, 2001 and completed on July 20, 2001, company share capital is divided into 37,581,455 non-par value bearer shares.

The Annual General Meeting on January 22,1999 approved a change to the company statutes authorising the Executive Board to increase the share capital within the next five years by an amount of up to TEUR 7,997.0 through the issue of new shares in exchange for cash (authorised capital).

During the 1989/90 financial year, 49 % of the company was privatised under the 1987 amendment to the 2nd Nationalisation Act and since then has been officially listed on the Vienna Stock Exchange. On January 2, 2002, the EVN AG share was adopted into the Vienna Stock Exchange "Prime Market". The share has also been listed in Munich and Frankfurt since May 1991 and has been traded on the SEAQ International in London since March 1993. In the USA, EVN shares have been available through a "sponsored level one American Depository Receipt (ADR) program" since December 1991.

►22 Capital reserves
The capital reserves include appropriated reserves in accordance with Austrian stock corporation law of TEUR 128,521.7 from capital increases, as well as non-appropriated reserves in accordance with Austrian stock corporation law of TEUR 58,267.7.

►23 Retained earnings
This item contains retained earnings, the result from the resale of own shares and differences originating from currency conversions in the course of consolidation. Profit-neutral changes in the value of financial instruments are also offset against the retained earnings and separately reported under changes in equity.

The retained earnings also include adjustments from the change in the scope of consolidation and the untaxed reserves in the individual financial statements formed in accordance with Austrian taxation law following the deduction of deferred taxes, which are reported under the long-term taxation provisions.

Following the deduction of deferred taxes on earnings, the initial application of IAS 39 as at October 1, 2001, led to a fall in the retained earnings of TEUR 52,426.4 and an allocation to the revaluation reserve according to IAS 39 of TEUR 5,680.4. In the financial year, profit-neutral changes in the value of financial instruments led to a fall in equity of TEUR 29,242.0.

The proposal for the distribution of profits made to the Annual General Meeting, consisting of an EUR 0.70 dividend per right-carrying share, is not contained in the liabilities.

►24 Own shares
The 71st Annual General Meeting on January 14, 2000 authorised the Executive Board of EVN AG to purchase shares to a maximum value of 10 % of share capital over a period of 18 months. Purchases were subject to the precondition that the amount to be paid did not exceed the average stock exchange price of the preceding 10 days of trading and that this amount should not be lower than a half. On the balance sheet date of the preceding year (September 30, 2001) 723,552 shares, corresponding with 1.93 % of share capital, were in EVN AG ownership. In the course of the 2001/02 financial year all these shares were resold, thereby increasing equity by TEUR 33,285.0.

Therefore, on the balance sheet date, a total of 37,581,455 shares were in circulation (previous year: 36,857,903).

►25 Minority interests
As in the preceding year, this item comprises minority interests in the equity capital of the fully consolidated company Burgenland Holding AG, amounting to 31.63 %, and 5 % of Kabelsignal St. Pölten GmbH. All other fully consolidated companies are in full direct or indirect EVN ownership.

►26 Long-term debt

	Nominal interest rate	Term	Nominale	**Carrying amount 30.9.2002**	Carrying amount 30.9.2001	Effective interest rate	**Fair value 30.9.2002**
	%			TEUR	TEUR	%	TEUR
JPY bond	5.20	1994–2014	JPY 8 bn	66,751.9	73,381.0	5.07	91,939.5
CHF obligation	3.25	1998–2008	CHF 200 m	141,263.4	129,488.9	1.74	141,263.4
DEM bond	5.00	1998–2008	DEM 275 m	141,990.2	140,605.3	4.90	143,375.2
EUR bond	5.25	2001–2011	EUR 300 m	299,751.2	0.00	4.20	303,990.0
Long-term bank loans	1.00–5.95	up to 2025	EUR 30 m	30,250.3	0.00	1.64	30,250.3
Total	–	–	–	**680,007.1**	**343,475.2**	**4.55**	**710,818.4**

Long-term liabilities

►26 Long-term debt

In addition to the JPY bond issued in 1994, this item contains the CHF obligation placed in April 1998, the DEM bond issued in August 1998 and the EUR bond issued in December 2001. All loans have final maturity and were still outstanding on the balance sheet date. The loans largely consist of bank loans, funded by interest and redemption subsidies from the Austrian Environment and Water Industry Fund.

Valuation took place at the carried cost of acquisition. Liabilities in foreign currencies were translated at the reporting date rate. In accordance with IAS 39, in the case of hedging, liabilities to the amount employed in the hedge accounting were adjusted by the corresponding change in value of the hedged risk.

The valuation result consists of a write-down of the JPY bond recognised as income amounting to TEUR 6,629.1 (previous year: TEUR 10,882.7), a write-up of the CHF bond recognised as an expense of TEUR 11,774.5 (previous year: TEUR 2,129.3), a write-up of the DEM bond recognised as an expense of TEUR 1,384.9 and a write-up of the EUR bond recognised as an expense of TEUR 2,834.2.

The deferred interest expenses are contained in the other current liabilities.

The effective rate of interest for the 2001/02 financial year, which averaged 4.55 % (previous year: 4.95 %), represents the average interest burden relating to the average carrying amount after interest and currency hedging were taken into account. On the balance sheet date, the carrying amount weighted interest rate totalled 3.73 % (previous year: 4.76 %), which corresponded with a 3.6-year fixed interest period (previous year: 4.5 years).

The fair value was calculated on the basis of the market information available on the balance sheet date, the bond price and the rate of exchange.

►27 Deferred tax

The calculation of deferred tax was based on the taxation rate of 34 % valid on the balance sheet date. The differences between the amounts stated in the tax balance and those contained in the consolidated balance sheet only contain deferred taxes when these constitute temporary differences. For non-temporary differences, a final taxation relevance is assumed. Deferred tax assets and deferred tax liabilities are offset, as these relate to the same tax authority.

Deferred tax assets relate to EVN's tax loss carried forward. They are capitalised to the extent in which positive taxable income can be expected in the coming years. Other tax losses carried forward within the Group of TEUR 1,259.0 (previous year: TEUR 3,599.6) were not capitalised, as their future tax relief is still uncertain.

In accordance with IAS 39, deferred tax assets totalling TEUR 15,064.1 were reported profit-neutral as retained earnings.

►27 Deferred tax

TEUR	**30.9.2002**	30.9.2001
Deferred tax assets		
Social capital	–48,261.1	–45,533.6
Tax loss to be carried forward	–16,925.1	–2,048.7
Financial instruments	–9,029.3	0.0
Other deferred tax assets	–4,161.0	–3,870.8
Deferred tax liabilities		
Fixed assets	57,307.5	51,341.8
Untaxed reserves	38,810.2	41,188.1
Financial instruments	0.0	3,962.1
Others	18,814.6	20,828.8
Total	**36,555.8**	**65,867.7**

►28 Long-term provisions

- **Provision for pensions**
  Under the terms of a company agreement, EVN is obliged to pay employees, who joined the company prior to December 31, 1989, a supplementary pension from the time they retire. In principle, the amount of this supplementary pension is performance-related and derives from the length of service and the amount of remuneration at the time of retirement. Over and above this, EVN, and as a rule the employees as well, pay contributions to EVN-Pensionskasse AG. The resulting entitlements count entirely as pension payments. Consequently, obligations towards retired staff and those with pension entitlements are largely covered by the provisions for pensions and supplemented by EVN-Pensionskasse AG.

  For employees who joined the company after January 1, 1990, a contribution-based pension scheme was created instead of the supplementary company pension, which is financed by EVN-Pensionskasse AG. The resulting pension payments are generally based on individual remuneration.

  The altered legislative framework, which foresees a retirement age (women: 56.5, men 61.5), was taken into full account during the calculation of the provision of pensions. This was lower due to the fact that this regulation shortens the actuarial pension period.

  The amount reported for the provision for pensions on the balance sheet date was calculated on the basis of an actuarial report using the projected unit credit method and the following parameters:

- Interest rate of 5.5 % p.a. (previous year: 5.5 % p.a.)
- Remuneration increases of 2.75 % p.a. (previous year: 2.75 % p.a.)
- Pension increases of 2.5 % p.a. (previous year: 2.75 % p.a.)

As in the previous year, the biometric bases for calculation were established using the new Austrian pension tables. An interest rate of 5.5 % was retained.

The corridor regulation according to IAS 19 means that accumulated actuarial gains and losses within 10 % of the defined benefit obligation (DBO) value are not subject to recognition in the income statement.

On the balance sheet date, the pension reserve exceeded the DBO value by 10.0 % (previous year: exceeded by 9.8 %).

- **Provision for benefits in kind**
  This item relates to liabilities derived from the entitlements to the electricity and gas benefits in kind of current employees, retired employees and dependants. The amount of this provision is calculated actuarially using the same parameters as for the provision for pensions.

- **Provision for severance payments**
  Severance payments are one-off payments, which are compulsory under Austrian labour legislation when employees are dismissed, or on a regular basis upon attainment of retirement age. The amount of such payments relates to the number of years of service and the amount of individual remuneration. The provision for severance payments is formed in accordance with actuarial principles. Provision measurement is made using the same assumptions as for the provision for pensions, but the corridor regulation according to IAS 19 was not employed.

►28 Long-term provisions

TEUR	30.9.2002	30.9.2001
Provision for pensions	240,752.8	249,372.0
Provision for benefits in kind	16,906.5	16,562.8
Provision for severance payments	58,938.3	57,095.7
Provision for long-service bonuses	13,924.3	13,499.9
Other long-term provisions	98,764.3	58,627.4
Total	**429,286.1**	**395,157.8**

Development of the provision for pensions

TEUR	2001/02	2000/01
Present value of pension obligations (DBO) October 1	**227,129.5**	**312,314.0**
+ changes in the scope of consolidation	0.0	4,331.2
+ service costs	2,217.5	5,011.1
+ interest paid	12,614.1	17,511.5
– pension payments	–16,864.6	–84,942.8
– actuarial gain/+ loss	–6,230.3	–27,095.4
Present value of pension obligations (DBO) September 30	**218,866.2**	**227,129.5**
Provision for pensions September 30	**240,752.8**	**249,372.0**

- **Provision for long-service bonuses**
The obligations for long-service bonuses derived from collective wage and company agreements were calculated using the same parameters as for the provision for pensions.

- **Other long-term provisions**
The provision for obligations from co-operation agreements with BEGAS was raised by TEUR 616.4 to TEUR 34,700.0 (previous year: TEUR 34,083.6). A provision of TEUR 9,028.0 (previous year TEUR 23,836.7) was made for environmental and hazardous waste risks deriving from the ownership of disused industrial sites. During the financial year a number of inquiries into possible cases of decontamination were completed, which resulted in a reduction of the related provisions.

Due to the initial use of IAS 39, a long-term provision of TEUR 80,560.8 was formed for financial instruments and then, following the deduction of deferred taxes, was offset as profit neutral against the retained earnings.

►29 Deferred income from customer payments for network construction
This item is constituted by payments made by customers as part of prior investments in network construction. They represent an offset to the cost of acquisition of these assets, and are written-back according to the straight line method over 20 years.

►30 Other long-term liabilities
Other long-term liabilities include TEUR 16,013.8 (previous year: TEUR 16,154.8) for lease liabilities in connection with the utilisation of heating networks and heating plants. Of this amount, TEUR 12,323.5 (previous year: TEUR 12,852.5) are due for payment in more than five years, the remainder after one year. Accrued premiums from long-term financial investments amount to TEUR 12,958.1 (previous year: TEUR 13,383.0). In addition, other long-term liabilities contain investment grants from third parties of TEUR 5,993.3 (previous year: TEUR 3,365.4), which are written back in line with the useful life of the related assets and recognised as income. As a rule, the provision of investment grants is linked to operational management in accordance with legal requirements and individual official approval.

Development of the other long-term provisions

TEUR	Provision for benefits in kind	Provision for severance payments	Provision for long-service bonuses	Other long-term provisions	Total
Carrying amount as at October 1, 2001	**16,562.8**	**57,095.7**	**13,499.9**	**58,627.4**	**145,785.7**
Change as at October 1, 2001 pursuant to IAS 39	–	–	–	80,560.8	80,560.8
Interest expenses	891.6	3,153.7	757.3	3,224.5	8,027.1
Additions	284.7	1,676.6	690.1	151.1	2,802.4
Application	–832.5	–2,987.8	–1,023.0	–43,799.5	–48,642.8
Carrying amount as at September 30, 2002	**16,906.5**	**58,938.3**	**13,924.3**	**98,764.3**	**188,533.3**

►30 Other long-term liabilities

TEUR	**30.9.2002**	30.9.2001
Investment grants	5,993.3	3,365.4
Long-term leases	16,013.8	16,154.8
Long-term deferrals from financial instruments	12,958.1	13,383.0
Other long-term liabilities	1,201.7	921.0
Total	**36,166.9**	**33,824.2**

Periods to maturity of the other long-term liabilities

TEUR	Period to maturity as at September 30, 2002				Period to maturity as at September 30, 2001			
	Up to 1 year	Over 1 year	Over 5 years	Total	Up to 1 year	Over 1 year	Over 5 years	Total
Long-term leases	0.0	4,042.9	11,970.9	16,013.8	0.0	3,302.3	12,852.5	16,154.8
Other long-term liabilities	57.5	791.6	352.6	1,201.7	318.8	197.3	405.0	921.0
Total	**57.5**	**4,834.5**	**12,323.5**	**17,215.6**	**318.8**	**3,499.6**	**13,257.5**	**17,075.9**

Current liabilities

►31 Short-term loans
Current account liabilities are included in the liquidity fund of the cash flow statement.

►32 Taxes payable
Taxes payable relate both to liabilities derived from sales tax, energy tax, wage and salary contributions, as well as corporation tax prepayments not yet assessed, totalling TEUR 65,247.6 (previous year: TEUR 36,599.6).

►33 Trade accounts payable
Trade accounts payable are reported at the carried cost of acquisition value. As in the previous year, the entire amount is due within a year.

►34 Current provisions
The provision for personnel entitlements comprises special payments not yet due, outstanding leave and liabilities from restructuring. These relate to an early retirement scheme, which can be used by employees. The provision for legally binding agreements on the balance sheet date is reported to the amount of TEUR 13,073.3 (previous year: TEUR 18,827.4).

Other provisions consist mainly of liabilities from customer vouchers and consulting services, as well as provisions for impending losses from sales.

►35 Other current liabilities
The liabilities arising from personnel expenses comprise liabilities to the tax authorities and severance payment obligations.

The advance payments received derived from customers for electricity, gas and heating supplies and the installation of customer equipment.

Other liabilities largely consist of deferred interest expenses, liabilities to the tax authorities and related to social security, as well as deferred liabilities from the offset of the surcharge on network charges.

►31 Short-term loans

TEUR	**30.9.2002**	30.9.2001
EUR cash loans	1,000.0	11,991.0
Bank overdrafts and other short-term loans	13,614.6	97,825.2
Total	**14,614.6**	**109,816.2**

►34 Current provisions

TEUR	Personnel entitlements	Provision for asset additions	Goods and services not yet invoiced and other provisions	Total
Carrying amount as at October 1, 2001	**53,362.9**	**2,893.3**	**43,345.3**	**99,601.5**
Changes in the scope of consolidation	–	–	10.0	10.0
Application	–41,745.3	–508.2	–35,096.9	–77,350.4
Writing-back	–4.1	–132.2	–5,836.7	–5,973.0
Additions	38,360.8	5.9	69,010.0	107,376.7
Carrying amount as at September 30, 2002	**49,974.3**	**2,258.8**	**71,431.7**	**123,664.8**

►35 Other current liabilities

TEUR	**30.9.2002**	30.9.2001
Liabilities from personnel accounting	14,877.4	16,359.8
Liabilities to subsidiaries and associated companies	21,172.7	30,415.5
Advance payments received	591.3	1,686.0
Other liabilities	52,823.4	63,716.5
Total	**89,464.8**	**112,177.7**

Notes to the income statement

The income statement was prepared in accordance with the total cost method.

►36 Sales revenues
The development of sales revenues is outlined in the Management Report (from page 29).

Energy and water revenues in the period under review are calculated on the balance sheet date from the customer invoicing systems with the aid of statistical processes and deferred according to the amount of energy supplied during the period. Sales revenues are first realised where a claim to services rendered has arisen.

In the financial year, evn wasser Gesellschaft m.b.H. revenues were initially included for the entire period under review.

Other operating revenues largely result from gas transportation charges, telecommunications services, the invoicing of customer orders for domestic supply and equipment, and payments for the provision of generating capacity. In addition, this item also contains sales revenues from the fully consolidated companies totalling TEUR 24,556.8 (previous year: TEUR 27,022.9).

►37 Changes in inventories and work performed and capitalised
This item incorporates the change in not yet invoiced customer orders over the previous year. This related primarily to heating plants and contracting models. Own work performed and capitalised comprises material overheads and staff hours charged. In addition to personnel costs, the clearing rates also include overheads.

►38 Other operating income
The write-back of TEUR 14,808.7 in provisions can be traced to the successful conclusion of outstanding proceedings relating to environmental dangers and hazardous waste during the financial year.

Apart from income related to tangible asset disposals, the result from the disposal and addition of tangible and intangible assets also contains write-ups of TEUR 15,492.0. This amount relates to electricity rights and was determined during an impairment test, which is explained in detail in the Accounting and Valuation Methods under note ►4.

The remainder of the item mostly comprises payments for claims and rental income.

►36 Sales revenues

TEUR	**2001/02**	2000/01
Electricity revenues	556,501.3	549,210.8
Gas revenues	417,205.7	343,758.5
Heating revenues	36,470.0	34,140.0
Water revenues	18,741.2	5,752.7
Other operating revenues	84,967.5	81,811.9
Total	**1,113,885.7**	**1,014,673.9**

►37 Changes in inventories and work performed and capitalised

TEUR	**2001/02**	2000/01
Increase or decrease in inventory	6,884.7	1,539.2
Own work capitalised	11,627.7	13,217.7
Total	**18,512.4**	**14,756.9**

►38 Other operating income

TEUR	**2001/02**	2000/01
Income from the writing-back of provisions	19,418.2	8,796.3
Income from the writing-back of deferred income from customer payments for network construction	12,413.6	11,597.3
Income from the disposal of and writing-up of tangible and intangible assets	13,781.7	7,925.8
Other operating income	5,991.3	17,486.9
Total	**51,604.8**	**45,806.3**

►39 Cost of materials and services
Reference should be made to the Management Report (from page 29) and the "The individual business areas" section (from page 41) regarding changes in electricity purchases and fuel expenses. *The increase in the cost of materials and services was* mainly due to the expenses incurred for repairs at the Dürnrohr and Korneuburg power stations and the creation of a provision for flood damage to generation and distribution plant.

►40 Personnel expenses
Salary costs rose due to an increase under the collective agreement and the rise in personnel numbers related to the expanded scope of consolidation.

The fall in severance payments was the result of a decline in the numbers of employees taking advantage of the early retirement scheme. This led to a corresponding cut in the provision for severance payments during the financial year.

The increase in pension expenses resulted from the indemnification of pension entitlements in the preceding year, which led to a corresponding fall in the allocation to the provision for pensions.

Personnel expenses contain payments to defined contribution schemes (EVN-Pensionskasse AG) of TEUR 4,122.2.

►41 Depreciation
Depreciation contains scheduled depreciation of TEUR 117,411.5 and exceptional depreciation of TEUR 4,687.3.

Scheduled depreciation on tangible assets and intangible assets increased over the preceding year by TEUR 1,842.6 or 1.6 %.

Due to changed market estimates, impairment tests were carried out and exceptional depreciation undertaken on power and heating plants.

One important criterion used for the qualification of a plant as a cash generating unit was the technical and economic autonomy required for the obtaining of revenues to the Group, this relates to electricity and heat generation plants, as well as electricity, gas and heat distribution systems.

The value in use was calculated through the discount of future cash inflows and outflows originating from the continuing use of the asset. The interest rate for the discount amounting to 8.5 % (previous year: 8.5 %) was derived from the weighted average cost of capital. *Calculation took place on the basis of a forecast* referring to expected revenues, operating and maintenance costs, whereby the technical condition of the respective plants was also taken into consideration.

All in all, this item fell by 0.6 %.

►42 Other operating expenses
This item includes legal fees and consulting costs, advertising expenses, telecommunications and postage, rents, insurance, office supplies, written off receivables and other claims, monetary transaction expenses and expenses on services to investments.

►43 Operating result (EBIT)
The operating result increased over the preceding year by TEUR 6,894.8, or 5.7 %, from TEUR 120,980.8 to TEUR 127,875.6.

►39 Cost of materials and services

TEUR	**2001/02**	2000/01
Electricity purchases and primary energy expenses	579,133.3	515,331.7
Other materials and services	109,953.6	91,047.8
Total	**689,086.9**	**606,379.5**

►40 Personnel expenses

TEUR	**2001/02**	2000/01
Salaries	126,718.7	120,128.3
Severance payments	7,204.6	15,137.3
Pension costs	13,335.8	4,806.0
Compulsory social security contributions and payroll-related taxes	31,434.9	30,163.9
Other social expenses	1,374.5	1,322.7
Total	**180,068.5**	**171,558.1**

►41 Depreciation

TEUR	**2001/02**	2000/01
Depreciation of tangible assets	113,238.8	114,025.5
Depreciation of intangible assets	8,860.0	8,818.3
Total	**122,098.8**	**122,843.8**

Financial result

►44 Result from associated companies at equity
This item consists of the result and depreciation of goodwill from BEWAG, BEGAS, RAG-Beteiligungs-AG, NÖKOM, KÖGAZ, e&i and e&t.

►45 Result from other investments
The result from other investments derives mainly from required valuation measures. Furthermore, this position includes dividends from shares in Österreichische Elektrizitätswirtschafts-AG (Verbundgesellschaft), Vienna, of TEUR 3,852.6 and in Aare-Tessin AG für Elektrizität (ATEL), Olten, amounting to TEUR 2,846.4.

►46 Interest and other financial result
Income on interest from fixed financial assets includes interest from investment funds, the main emphasis of which is on fixed-interest securities.

Other interest income generally relates to returns on securities held as current financial assets. Interest expenses for long-term financial liabilities derive from issued bonds and long-term bank loans. The other interest expenses incorporate expenses from short-term loans.

Interest expenses associated with the financing of inventory and own work were not capitalised.

The exchange rate gains/losses from long-term foreign currency liabilities derived from the valuation adjustment of the JPY bond and the CHF obligation, as well as from the application of the stipulations contained in IAS 39 to the remaining financial instruments on the balance sheet date.

The other financial result contains TEUR 28,908.0 relating to derivative financial instruments.

►47 Result before tax
The result before tax amounts to TEUR 137,578.9 (previous year: TEUR 126,326.2).

►46 Interest and other financial result

TEUR	**2001/02**	2000/01
Income on interest from fixed financial assets	39.6	4,939.1
Other income on interest	5,324.4	2,054.7
Interest expenses for long-term financial liabilities	–22,804.9	–17,205.6
Other interest expenses	–3,457.1	–6,203.3
Valuation gains/losses from long-term foreign currency liabilities	6,522.3	8,756.6
Result from valuation gains/losses and disposals relating to long-term securities	–2.6	–10,547.4
Result from depreciation and disposals relating to current financial assets	–2,807.4	250.8
Other financial result	31,240.2	–3,206.0
Total	**14,054.6**	**–21,161.0**

►48 Taxes on profit

The rate of corporation tax applicable to the parent company EVN AG on the balance sheet date was 34 %. All fully consolidated subsidiaries are located in Austria. A 34 % rate of income tax was employed for the calculation of deferred taxes.

The effective tax burden on the Group as a ratio of total tax expenditure to the profit before tax was 34.2 % (previous year: 29.7 %). The increase in the tax quota was due mainly to the proceeds from the resale of own shares in 2002, which in line with IAS are offset as profit neutral against the retained earnings.

In particular, current income tax expenditure stemmed from the fact that no loss carry-forwards were recognised for taxation purposes and the operating results of the subsidiaries improved over the preceding year. The complete loss of tax benefits on investments must also be mentioned in this connection.

►49 Minority interests

This item includes third party interests in the annual results of the fully consolidated Burgenland Holding AG and Kabelsignal St. Pölten GmbH, amounting to TEUR 1,047.4 (previous year: TEUR 1,037.3).

►50 Net result for the year

The net result for the financial year amounts to TEUR 89,488.7 (previous year: TEUR 87,826.2).

►51 Earnings per share

The number of ordinary shares issued totalled 37,581,455. Taking into account the own shares held at the beginning of the year, the weighted number of shares outstanding is 37,396,773. The earnings per share calculated on the basis of a net result for the year of TEUR 89,488.7 (previous year: TEUR 87,826.2), amounted to EUR 2.39 (previous year: EUR 2.56).

Other information

►52 Cash flow statement

The indirect method was selected for the presentation of the cash flow statement. The item cash and cash equivalents consists of cash in hand and at banks less bank overdrafts.

Profit tax payments of TEUR 12,103.1 are reported separately under cash flow from operating activities. Dividends received, interest income and expenses are assigned to current business activities. The dividend payments are shown under cash flow from financing activities. Cash flow from dividends for the year totalled TEUR 22,354.1.

Interest received from the investment and finance sector amounted to TEUR 5,309.5 (previous year: TEUR 10,806.7), interest payments from financing activities were made to the amount of TEUR 13,594.2 (previous year: TEUR 18,372.2).

The acquisition of an interest in Energie AG Oberösterreich, amounting to TEUR 163,786.4, is included in the cash flow from investments along with the purchase of Korneuburg Gas Vertriebs- und Verteilungs GmbH totalling TEUR 9,600.0.

►48 Taxes on profit

TEUR	**2001/02**	2000/01
Income tax expense	29,219.6	4,543.3
+ Recognised additions/ – write-backs of deferred tax	17,823.1	32,919.4
Total	**47,042.7**	**37,462.7**

Calculation of the effective rate of tax

%	**2001/02**	2000/01
Income tax rate	34.0	34.0
Change in taxation due to		
– Investment allowances	0.0	–0.8
– Tax free financing and investment income	–4.0	–4.0
– Proceeds from the resale of own shares	2.5	0.0
– Other items	1.7	0.5
Effective tax rate	**34.2**	**29.7**

►52 Cash and cash equivalents

TEUR	**30.9.2002**	30.9.2001
Cash in hand	70.2	55.3
Cash at banks	156,905.4	16,861.2
Bank overdrafts	–13,614.6	–97,825.2
Total	**143,360.9**	**–80,908.7**

▶53 Segment reporting

Since the Group's operating activities are focused mainly on the region of Lower Austria, it is not necessary to produce a segmental report pursuant to geographical locations.

- **Description of activities**
  The **electricity segment** encompasses the procurement of electricity from in-house generation and external sources, the transportation of electricity, the sale of electricity to domestic and industrial customers and electricity trading. The operating result contains write-downs of TEUR 1,830,4 and write-ups of TEUR 15,492.0 derived from impairment tests.

  The **gas segment** encompasses the procurement of gas, transport for the company and third parties, and the distribution of gas to customers. It also comprises the services associated with network expansion, the connection of new customers and gas trading.

  The **heating and other business areas segment** encompasses services in the local and district heating sector, water supply and those Group activities that cannot be assigned to either the electricity or the gas segments.

- **Segment assignment principle**
  Items that can be assigned directly are designated to the respective segments. Services provided by one segment for another that can be directly charged, are allocated by means of intra-Group transactions. Any items that cannot be assigned directly or charged are assigned using an objective cost allocation process. Remainders are distributed in proportion to the assigned items.

- **Intra-Group pricing**
  As far as energy consumption is concerned, pricing within the Group is based on comparable prices to those for industrial customers. For the remaining items, pricing is based on costs.

▶53 Segment reporting

EUR m	Electricity		Gas		Heating and other business areas		Total	
	2001/02	2000/01	**2001/02**	2000/01	**2001/02**	2000/01	**2001/02**	2000/01
External sales revenues	556.5	570.8	417.2	363.1	140.2	80.8	1,113.9	1,014.7
Intra-Group revenues	5.1	4.5	49.4	53.0	1.4	1.5	56.0	58.9
Depreciation	–65.6	–67.3	–34.7	–40.2	–21.8	–15.3	–122.1	–122.8
Operating result (EBIT) before extraordinary measures	94.1	95.1	35.7	21.2	–1.9	4.7	127.9	121.0
Result from associated companies	3.0	8.6	14.1	11.5	0.0	0.2	17.0	20.2
Associated companies at equity	85.9	84.6	103.7	91.8	1.2	0.4	190.8	176.9
Liabilities	1,049.3	852.1	364.2	389.8	325.7	219.5	1,739.2	1,461.4
Total assets	1,827.5	1,538.8	647.7	636.8	328.7	323.1	2,803.9	2,498.6
Investments in tangible assets	85.3	74.7	24.1	40.3	52.3	42.7	161.7	157.7

►54 Financial instruments
The receivables, shares and liabilities classified as primary financial instruments are reported in accordance with IAS 39. The accounting and valuation principles are described under the respective items.

Long-term investments serve the creation of the cover stock required for personnel-related provisions within the framework of externally administered investment funds.

The risk on receivables is equivalent to the figures shown in the financial statements reduced by valuation adjustments.

The long-term financial liabilities derived from issued bonds are described in detail in note ►26 (page 77). Current liabilities are the result of the euro cash bills due on a daily basis.

Derivative financial instruments are used primarily to hedge the company against liquidity, exchange rate and interest change risks. The operative goal is long-term, financial result continuity. In addition, individual, higher risk opportunities offering larger profit are occasionally exploited.

Currency risks to the company derive mainly from the JPY and CHF bonds issued. These are also hedged partly with derivative financial instruments. In the case of interest rate risks, a mix of fixed and variable interest financial liabilities is generally sought. The short-term control of the fixed-interest period is provided by derivative financial instruments.

Following conclusion, all financial instruments are immediately incorporated into a risk management system. This facilitates an up-to-date daily overview of all risk indicators. In addition, a separate unit has been set up to provide on-going risk analyses based on value-at-risk method.

The nominal values are the not offset totals of all the items classified as financial derivatives on the balance sheet date. Though these are equivalent to the amounts agreed between the contractual parties, this is not a measure of the risk incurred by company through the use of derivatives. Potential risk factors include fluctuations in market prices and the credit risk of the contractual parties. The nominal and current market values (fair value) of all derivative financial instruments are recognised.

The negative market values of the currency swaps were largely due to two long-term financial instruments related to refinancing in foreign currency, which were concluded during previous years. In both cases, the large negative market values were the result of the weak euro, high interest rate differences and exchange rate volatility. As a consequence of the limited marketability of these financial instruments, the fair values in this regard constitute indicative figures. However, the intrinsic values contained in this item were all positive.

►55 Significant events after the balance sheet date
In view of the planned partnership between EnergieAllianz and Österreichische Elektrizitätswirtschafts-AG the investment in the Swiss company ATEL (Aare Tessin AG für Elektrizität) was sold in November 2002.

Other major events after the balance sheet date are described in the Management Report (from page 29) and the "The individual business areas" section (from page 41).

►54 Derivative financial instruments

	Nominal value		Market value	
	30.9.2002	30.9.2001	**30.9.2002**	30.9.2001
Currency swaps				
CHF million (over 5 years)	110.0	190.0	–17.2	–11.7[1]
JPY million (over 5 years)	8,000.0	8,000.0	–5,213.3	–7,964.1
Interest rate swaps				
DEM million (up to 1 year)	–	137.5	–	–
EUR million (over 5 years)	140.6	140.6	–0.9	–4.2[2]
CHF million (up to 1 year)	–	100.0	–	–
CHF million (over 5 years)	180.0	100.0	13.5	0.6[3]
EUR million (over 5 years)	195.0	–	4.8	–[3]
EUR million (over 3 years / under 5 years)	20.0	–	–0.2	–
ATS million (up to 1 year)	–	849.6	–	–
Currency options				
JPY million (up to 1 year)	–	5,500.0	–	84.0
Interest and share options				
EUR million (up to 1 year)	–	2.2	–	–0.3

1) Thereof a nominal value of CHF 20.0 m used for hedging pursuant to IAS 39
2) Thereof a nominal value of EUR 70.3 m used for hedging pursuant to IAS 39
3) Used for hedging pursuant to IAS 39

►56 Other obligations and risks

EVN has entered into long-term, fixed quantity and price agreements to ensure its supplies of electricity and primary energy. In addition, there is an obligation to buy electricity from certain third party generating plants for the EVN network.

Natural gas supplies from Russia and Norway are covered by import agreements between OMV, Austria Ferngas Ges.m.b.H. and the regional gas companies, whereas domestic gas supplies are guaranteed through gas supply contracts with OMV and RAG. The company has also entered into long-term agreements involving the transportation and storage of natural gas and imports of coal from Poland.

The potential risk of claims not covered by provisions relating to dangers to the environment and hazardous waste at disused industrial locations, which remain subject to investigation by the authorities, has been estimated at TEUR 16,013.9.

On the balance sheet date, an order liability of TEUR 58,254.1 existed for tangible and intangible assets.

In the course of participation in a lease-and-lease-back transaction involving the Freudenau power station, which is owned by VERBUND-Austrian Hydro Power AG (former "Donaukraft"), EVN undertook to pay a certain sum should defaults and losses occur and to provide indemnification.

Letters of comfort amounting to TEUR 263,221.4 were granted to trading partners for the business transactions undertaken on behalf of EVN by e&t Energie Handelsgesellschaft m.b.H., regarding in-house trading and the optimisation of electricity sourcing. These obligations are offset by corresponding recourse claims.

A shareholders' agreement was concluded in connection with the Energie AG Oberösterreich share purchase contract, which contains mutual preemptive rights. In addition, should a corporate law linkage with Linz Strom GmbH occur, an option obligation results under which EVN must purchase Energie AG Oberösterreich shares. The option obligation is limited to the period up to 2010. As at September 30, 2002, the conditions required for the coming into force of the option right were not given.

The liabilities derived from warranties and other contractual contingent liabilities amount to a total of EUR 23.2 m (previous year: EUR 42.9 m) and largely comprise open contractual liabilities to subsidiaries and assumed liabilities for customer loans and loans for subsidiaries.

►57 Information on business transactions with related companies

Long-term agreements were concluded with the subsidiaries founded within the framework of EnergieAllianz, ENERGIEALLIANZ Austria GmbH and e&t Energie Handelgesellschaft m.b.H. concerning the sale and sourcing of electricity.

A co-operation agreement also exists with BEGAS – Burgenländische Erdgasversorgungs-AG regarding gas business related services, as well as a long-term usufruct agreement with NÖKOM NÖ Telekom Service Gesellschaft m.b.H. concerning the provision of optical fibre cables. ALLPLAN Ges.m.b.H. provides planning services for the Group.

►58 Information on management and staff

The average number of Group employees during the financial year was 2,199 (previous year: 2,204). Of this figure, 41 (previous year: 25) were blue collar workers and 2,158 (previous year: 2,179) white collar workers. On the balance sheet date, the Group employed 2,224 people (previous year: 2,191).

The total emoluments paid to active members of the Executive Board in the financial year 2001/02 amounted to TEUR 1,041.4 (previous year: TEUR 1,006.5), those to former members of the Executive Board and their dependants to TEUR 740.5 (previous year: TEUR 2,813.7).

The corporate bodies are listed on pages 6 and 7 of this Annual Report.

Additional information in accordance with § 245a Austrian Commercial Code

The expenditure on severance payments and pensions for the members of the Executive Board and the senior management amounted to TEUR 2,185.1 and for the other employees to TEUR 18,344.0.

Compensation to the members of the Supervisory Board amounted to TEUR 123.8 in the year under review.

In the year under review, the members of the Environmental Advisory Committee were paid compensation amounting to TEUR 68.1.

Maria Enzersdorf,
November 22, 2002

EVN AG

The Executive Board



Rudolf Gruber
(Chairman)



Peter Layr



Herbert Pöttschacher

Auditors' Report

To the EVN Executive Board

We have audited the consolidated financial statements as of September 30, 2002, prepared by EVN AG according to the stipulations of the IAS as approved by the IASB. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion concerning the financial statements based on our audit.

We conducted our audit in accordance with the International Standards on Auditing (ISA) of the IFAC. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. The audit includes the examination, on a test basis, of evidence supporting the amounts and disclosures in the Group financial statements. It also incorporates the assessment of the accounting principles used and significant estimates made by the management, as well as the evaluation of the overall Group financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material aspects, the financial position of the Group as of September 30, 2002, and of the results of its operations and cash flows for the year then ended in accordance with International Accounting Standards (IAS) issued by the International Accounting Standards Board.

Pursuant to Austrian commercial law, the Management Report and the Group's adherence to requirements for exemption from the compilation of consolidated financial statements, prepared in accordance with Austrian commercial law, must be examined.

We confirm that the Management Report complies with the consolidated financial statements and that the legal requirements are met to exempt EVN AG from the obligation to compile Group financial statements in accordance with the Austrian commercial code.

Vienna,
November 26, 2002

KPMG Austria GmbH
Wirtschaftsprüfungs- und
Steuerberatungsgesellschaft

Johann Perthold m.p.
Thomas Kozich m.p.

Chartered accountants and tax consultants

Report of the Supervisory Board

The Supervisory Board responsible for the period under review was regularly informed about the company and the Group's subsidiaries by the Executive Board at meetings and gave the approval required for certain business transactions.

KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, the auditors duly appointed for the 2001/02 financial year from October 1, 2001 – September 30, 2002, audited the financial statements and the Management Report of EVN AG as at September 30, 2002, prepared in accordance with Austrian accounting regulations. The auditors produced a written report on the results of their audit and gave their unqualified opinion.

The Supervisory Board has approved the financial statements and the consolidated financial statements as at September 30, 2002, the Management Report and the respective proposals for the distribution of profits. The financial statements as at September 30, 2002, are thereby taken as approved pursuant to § 125, Section 2 of the Austrian Corporation Act.

In addition, the Supervisory Board has accepted the consolidated financial statements prepared in accordance with the International Accounting Standards (IAS) for the 2001/02 financial year from October 1, 2001 – September 30, 2002, which were also audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and received unqualified opinion.

Due to the fact that the consolidated financial statements have been prepared according to IAS, the company is exempt from the obligation to provide consolidated financial statements pursuant to Austrian commercial law.

In closing, the Supervisory Board wishes to express its sincere gratitude to the Executive Board for its work during the 2001/02 financial year. It also extends its thanks and recognition to all employees for their endeavours and co-operation in the interests of the company.

Maria Enzersdorf,
December 12, 2002

On behalf of the Supervisory Board

Theodor Zeh
(Chairman)

Our service to investors includes the postage of all written company information and invitations to our events for retail investors. Should you be interested, please return the reply card below.

In addition, we cordially invite you to visit our newly designed investor homepage at the following address: **www.investor.evn.at**. Here you will find a wealth of information, including press releases, EVN's current share price, our financial calendar and a request service for Letters to Shareholders and Annual Reports.

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VR 0024341 – AR01/02

Name

Address

Post code City

Country

EVN
Investor Relations

EVN Platz
A-2344 Maria Enzersdorf
Austria

EVN AG

Head Office

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations

Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718

Information on the internet

EVN homepage
www.evn.at

EVN's new Investor Relations-homepage
www.investor.evn.at

E-mail investor.relations@evn.at

Further websites

Allplan	www.allplan.at
BEGAS	www.begas.at
BEWAG	www.bewag.at
EnergieAllianz	www.energieallianz.at
Energie AG	www.energieag.at
evn naturkraft	www.evn-naturkraft.at
evn wasser	www.evnwasser.at
e&i	www.eui.at
e&t	www.eundt.at
Linz AG	www.linzag.at
GrafoTech	www.grafotech.at
kabelsignal	www.kabsi.at
NÖKOM	www.noekom.at
teletech	www.teletech.co.at
UTA	www.uta.at
Wien Energie	www.wienenergie.at

Printed on chlorine-free bleached paper

Energie vernünftig nutzen

Sustainability Report 2001/02



Corporate Responsibility

EVN environmental policy statement

Minimisation of environmental impact

Naturally, our activities involve a degree of environmental impact. Therefore, EVN minimises such effects and thus makes an important contribution to the maintenance of the general ecological balance in its supply areas.

Sustainable growth

We feel an obligation to the principle of sustainability and adopt a responsible approach to the resources entrusted to us. Our aim is to secure the long-term quality of the environment for future generations. For us, ecological, economic and social objectives are of equal significance.

Improved environmental performance

EVN's activities are based on compliance with statutory requirements and state-of-the-art environmental protection technology. In addition, the company is committed to constant improvements in the standard of its environmental performance.

Renewable energy systems

EVN is engaged in the development and use of additive energy systems and innovative environmental protection installations.

State-of-the-art environmental engineering

All of EVN's energy generation plants are state-of-the-art. Existing capacity is subject to environmental upgrading as far as this is economically sustainable. At the same time, the company endeavours to exploit resources through the highest possible efficiency levels. This helps to prevent a further intensification of the greenhouse effect.

Landscape conservation

In the course of its energy transmission activities, EVN pays close attention to preserving the landscape. Local network cabling projects and optimum line routing are two examples of this policy.

Waste management

The flows of material within our company are carefully monitored and controlled, facilitating waste prevention, recycling and correct disposal, in that order. The company also applies ecological criteria when selecting its material and equipment suppliers, and waste disposal contractors.

Energy consulting

Efficient, customer-oriented energy consulting is a matter of key importance to EVN. In addition to economic considerations, this increasingly involves ecological aspects. Energy saving is one of the core principles of EVN consulting.

Optimised customer appliances

EVN helps its customers to enhance the efficiency of their energy systems, thereby contributing to a reduction in pollution levels.

Work force motivation

The comprehensive range of tasks for an ecologically oriented company is so wide, that it can only be accomplished by well-informed and motivated employees. Therefore, EVN regards staff training and identification with the company's ecological policy as a major priority.

EVN corporate policy statement

The company

We intend to fulfil customer expectations and needs through our range of products and services in the energy supply sector and related business areas. As a result, we also contribute to the general quality of life.

We are a regional supplier of energy and infrastructure services based in the federal province of Lower Austria.

We co-operate with both national and international partners and also carry out assignments via affiliated companies.

Our product and services range

Our business range primarily involves the supply of electricity, natural gas, heat and water. Apart from supply, we also provide numerous related services.

Our know-how and infrastructure provide us with opportunities for the expansion of our range of activities into additional, related areas of business.

Our customers

Customer satisfaction is our top priority. Therefore, we deliver high-quality products and prompt service in a customer-friendly manner.

Together with our customers, we realise the basic principle of "Using energy wisely". Consequently, we offer extensive consulting and customised solutions.

We seek to be as competitive as possible, in order to pass on savings to our customers.

Our owners

We have an obligation to provide our owners with sustained corporate success.

This not only includes the generation of earnings and the payment of appropriate dividends, but also the focused further development of our business.

We aim for an open and long-term relationship with both our Austrian and international shareholders. To this end, we endeavour to achieve maximum transparency through a comprehensive flow of information.

Our employees

Our claim with regard to the excellent quality of our products and services requires responsible, well-informed and highly qualified employees, who are prepared to provide outstanding performance even under demanding circumstances.

High levels of personal initiative, mutual respect and team spirit contribute to sustained corporate success.

Excellent codes of conduct and levels of commitment play a major role in shaping the company's public image.

Our responsibilities

We have a responsibility towards the environment. The intelligent use of energy and renewable energy sources, as well as a careful approach to nature, represent the benchmarks for our activities. Our goal is to achieve maximum energy efficiency and introduce innovative environmental protection measures.

We further economically viable alternative energy technologies.

We are answerable to our customers, owners and employees. Therefore, economic prudence is the business principle governing every aspect of company activity.

We have a responsibility to the general public. Accordingly, we feel obliged to provide a high degree of transparency with regard to information about energy industry matters and our corporate activities.

We contribute to the sciences, arts and culture in a manner appropriate to our company.

Through the implementation of this corporate policy, we fulfil our claim to competence, "Using energy wisely."

Contents

Unless otherwise stated, the figures contained in this report all refer to the period from October 1, 2001 to September 30, 2002.

Energie vernünftig nutzen

EVN

Sustainability Report 2001/02

Corporate Responsibility

EVN, a leading supplier of energy, services and infrastructure

EVN is an Austrian energy and services company, which provides its customers, who are mainly located in Lower Austria, the country's largest federal province, with electricity, natural gas, heat, water, telecommunications and related services (e.g. waste incineration). Our product and services range is based on state-of-the-art infrastructure. EVN's strategy is targeted on a sustained increase in corporate and shareholder value.

A multi-service utility with an extensive product range

EVN responds to competition with environment-friendly products and thus secures its corporate future. Apart from core business expansion, this strategy involves targeted diversification into related business areas. By virtue of its transformation into a modern, multi-service utility, EVN today is able to offer the customer an extensive range of reasonably priced services on a one-stop shop basis. At present, Austria's largest and most modern waste incineration plant with an annual capacity of 300,000 t is being built adjacent to the Dürnrohr power station. The plant will go on-line at the beginning of 2004. In addition, during recent years we have increased our investments in the use of renewable energies such as water, wind power and biomass for electricity generation.

At the same time, EVN relies on co-operation and partnerships with other energy companies in order to deal with increasing competitive pressures.

Sustainability as a long-term corporate concept

80 years of responsibility for energy supply, the environment and society

Founded in 1922, our company was orientated towards economic sustainability long before this became a clearly defined term and a comprehensive concept. The reasons lie primarily in the specific assignments of EVN in the area of public services and its resulting responsibilities to both people and the environment. The development of EVN and its predecessor companies during the past eighty years, as well as the excellent positioning for the future, underlines the success of this approach. However, it also represents an obligation for the future.



As a multi-service utility with a comprehensive range that extends from the supply of electricity, gas and heat, to drinking water, telecommunications and diverse services and consulting packages, EVN constitutes an attractive and reliable partner in questions relating to energy supply and infrastructure services. In this way, EVN creates lasting value for both its customers and shareholders. At the same time, the company offers its work force an attractive working environment and does its utmost to encourage employee motivation and loyalty. Moreover, the company strives to make a considerable contribution in the social sector.

One especially important aspect of sustainability, particularly for an energy supplier, is the careful use of natural resources. Our efforts aimed at achieving an equilibrium between economic and environmental interests did not merely commence with the emergence of the concept of environmental protection. We have long used environment-friendly hydroelectric power to a maximum extent and for many decades have numbered among the leaders in the field of technical thermal power plant design and efficiency. Today, we are increasingly turning to power generation using biomass, wind power and other alternative forms of energy, thus further reducing the environmental impact of our activities. Practically all of EVN's thermal power stations possess environmental certification with the result that we have a holistic environmental management system.

Regular information about these initiatives has been published in the form of Environmental Reports, which have appeared annually since 1990. Last year's report was enlarged considerably and issued as an "Environmental and Social Report". This year's report has been further expanded and represents an initial "Sustainability Report". This makes us one of the first Austrian companies to provide transparency concerning the sustainability of their corporate activities in accordance with international standards.

EVN has already fully accepted the three decisive aspects of sustainability. Namely, responsibility for measured value added in an economic, ecological and social context, which constitutes the benchmark that governs our business activities.

Rudolf Gruber | Peter Layr | Herbert Pöttschacher

A responsible approach towards shareholders and customers

Sustainable economic success is the only means of securing company wealth creation for its shareholders. At the same time, long-term service excellence is essential to a company's ability to attain a strong market position through attractive and competitive offers. EVN therefore has the declared aim of offering equally positive business management performance to shareholders, customers and society in general. Together with the optimisation of our capital structure, on-going growth, a sustained improvement in cost efficiency and a related improvement in operative development all contribute to the achievement of this objective.

In order to make EVN's customer performance as attractive and individual as possible, the company relies on quality products and services in combination with professional customer support. The most modern technologies and infrastructure and EVN's extensive consulting and services range ensure first class standards in this regard.

EVN also sees its research and development activities as a contribution to successful future development. In particular, the company has long been one of the international leaders in the field of power station technology and is constantly involved in numerous, interesting research projects, which are funded partially by the EU.

Successful company development

In the past 80 years, EVN has developed into a leading regional supplier of energy and infrastructure services. A work force of around 2,200 employees supplies domestic, municipal, commercial and industrial customers mainly in Lower Austria with electricity, gas and heat, and for about a year, also with drinking water. In addition, via its subsidiaries EVN provides telecommunications, consulting and engineering and facility management services, which in future will be supplemented by waste incineration.

Today, EVN operates primarily in Lower Austria. Together with Wien Energie, Energie AG Oberösterreich, Linz AG and the BEWAG and BEGAS energy companies in Burgenland, EVN forms the EnergieAllianz, which is playing a leading role in the consolidation of the Austrian electricity and gas markets ("Austrian solutions") necessitated by the new European competitive situation.

Detailed information concerning business development within the EVN Group is provided in the 2001/02 Annual Report, which is published at the same time as this Sustainability Report. Should you not already have a copy, the current Annual Report is available on-line at **www.investor.evn.at**



Environment-conscious investors also value the EVN share, which was accepted into the FTSE4Good in March 2002.

Growth and profits

In spite of difficult energy industry and economic conditions, EVN's 2001/02 financial year was characterised by increased sales in virtually every business area. EVN Group sales revenues in the 2001/02 financial year rose by a total of 9.8 %. The decisive factors in this positive development were sales increases in the gas (+21.4 %) and heat (+6.8 %) areas, as well as slightly higher electricity sales (+1.3 %), which were achieved despite strong competitive pressure. Other sales revenues also increased by 18.4 %, not least due to improvements in the water and telecommunications segments. During the period under review, the tangible increase in expenses was more than compensated for by improved sales. Although general economic conditions were difficult, at EUR 127.9 m, the operating result (EBIT) was 5.7 % up on the comparable figure for the preceding year. The result for the year amounted to EUR 89.5 m and was thus EUR 1.7 m, or 1.9 %, higher than in the preceding year. EVN's operative development in the core business sector shows that the company has flourished in the changed economic situation and has been able to take advantage of the new conditions.

In the 2001/02 financial year, the return on equity (ROE), which is a key indicator for shareholder value creation, stood at 8.7 %. The return on capital employed (ROCE), the measurement of the interest on invested capital, amounted to 6.1 %, which was roughly the same level as in the preceding year.

Despite the massive changes in the company's environment following the full liberalisation of the electricity market on October 1, 2001, and the gas market on October 1, 2002, EVN has succeeded in maintaining ROE and ROCE at the high level of the previous business year by means of the active exploitation of market opportunities and targeted expansion into new business areas.

Solid balance sheet

In the 2001/02 financial year, the EVN Group balance sheet total increased by 12.2 % to a level of EUR 2.8 bn as at September 30, 2002. Apart from continuous investments in assets, the main reason for this rise was the purchase of a strategic interest of around 9.3 % in Energie AG Oberösterreich, an EnergieAllianz partner. On the liabilities side, the issue of a EUR 300 m bond also led to a corresponding increase. At the end of September 2002, the equity ratio stood at 37.1 %. These indicators show that EVN continues to demonstrate a stable and healthy balance sheet structure.

Sustained dividend and share price development

EVN is committed to a stable and sustained dividend policy. The aim is to offer a reasonable return on shareholder capital, which apart from a positive share price development is secured by dividend returns. Against the background of a solid result development, EVN stands out due to the long-term stability of its dividends. A dividend per share of EUR 0.70 will again be proposed to the Annual General Meeting for the 2001/02 financial year. This corresponds with a pay out ratio of 29.4 % and a dividend return of about 1.7 %.

During the past financial year, the EVN share showed an upward price trend as compared to benchmarks such as the ATX (Austrian Traded Index) and Dow Jones Euro Stoxx Utilities. Therefore, despite the extremely subdued atmosphere on the international stock exchanges, EVN shareholders enjoyed total growth of 2.4 %.

Key figures EVN Group (IAS)

		2001/02	2000/01	1999/00	1998/99	1997/98[1]
Operating result (EBIT)	EUR m	127.9	121.0	119.4	113.6[2]	107.3
Electricity sales volumes[3]	GWh	8,624	7,773	8,826	6,193	6,384
Gas sales volumes	m m^3	1,895	1,322	1,336	1,381	1,389
Heating sales volumes	GWh	786	721	712	671	573
Return on equity	%	8.7	9.4	11.3	7.7[2]	8.5
Equity ratio	%	37.1	40.5	38.4	37.5	40.7

[1] As a result of a shift in the balance sheet date from August 31 to September 30, 1997/98. The financial year included 13 months (September 1, 1997 – September 30, 1998).
[2] 1998/99 excluding the exceptional measures taken with regard to electricity market liberisation.
[3] From 1999/00 including electricity trading and sales to other energy companies.

Investments

Investments form the basis for sales and profits in years to come. Accordingly, in the 2001/02 financial year, EVN invested in its future, spending EUR 161.7 m on tangible assets alone.

Around EUR 85.3 m was spent on the electricity sector, EUR 35.0 m on gas and heat supply. This expenditure was used primarily for infrastructure and connecting new customers. The past year also saw a special emphasis on the use of renewable energy sources and the implementation of innovative solutions. EVN invested approximately EUR 12.3 m in the development of wind parks, as well as EUR 32.2 m in a waste incineration plant (see pages 24 and 40).


EVN

EVN as an important regional economic factor

Around 40 % of the value added derived from these investments was obtained locally. As a result, EVN represents a major economic factor within its supply area.

EVN invests in renewable energy generation.


evn naturkraft

Creating customer value

As a multi-service utility, EVN offers its customers important energy and infrastructure services on a one-stop shop basis. For the customer, this combined offer not only means a high degree of convenience, but also security. The combination of several product segments, which were previously separated, considerably increases efficiency and the use of synergy effects, thus creating a basis for the design of an attractive and reasonably priced offer range.

One-stop energy and infrastructure services

In addition to the integrated supply of electricity, gas and heat, EVN, through its subsidiaries, has added drinking water supply, telecommunications, internet and various related services to its product range. In future, waste and wastewater handling will also be offered to customers.


EVN

An extensive range of services from a single supplier.

Professional customer relationship management

In the highly competitive energy market, a close and positive relationship with satisfied customers is precisely the basis required for continued corporate success and, therefore, represents EVN's top priority. Apart from high-quality products and services, EVN endeavours to provide customers with support that is exactly tailored to their needs and thereby create long-term customer ties. This is the reason why EVN employs professional Customer Relationship Management (CRM).

An emphasis on customer proximity and individual support

EVN has 26 Customer Centres throughout Lower Austria, which means that the company is practically always available "on the doorstep". One contact person advises customers in all matters relating to EVN products and services. Accordingly, EVN fulfils the "One Face to the Customer" concept and relies on personal, individual support. An extensive and partially free range of energy advisory services rounds off the range.

Innovative Customer Relationship Management (CRM) system

In order to carry out all customer contact procedures in a professional and efficient manner, EVN introduced a Customer Relationship Management system throughout the company as early as 1999.

CRM employees in contact can provide customers with information at any time and from any location regarding the extent to which a customer request has been completed and those responsible for dealing with it. This considerably increases the speed of customer services, sales and distribution, while simultaneously providing valuable information about customer needs.



The EVN Call Centre: A modern platform for all customer contacts

A modern call centre as a platform for all customer contacts

Against the background of successful developments in the UK and Scandinavia, EVN started the planning and development of a modern call centre as early as 1998. From the outset, this was planned as a multi-channel communications centre, which would be available to customers by telephone, internet, e-mail and fax throughout the year and around the clock.

Quality management for on-going improvements

Optimal customer satisfaction is the central aim of EVN's CRM activities. Accordingly, regular surveys are carried out to assess the opinions of EVN customers, with the aim of completing targeted improvement measures with regard to service and accessibility. Within the framework of EVN quality management, telephone interviews are held with customers on a monthly basis by independent market and opinion research institutes. In this way, around 8,000 customers are questioned every year concerning their assessment of EVN's service standards. Over the years, the results have shown a constantly excellent level.

Irrespective of these results, EVN is constantly looking to upgrade its service. For example, each year the Customer Relations Centre work force completes a comprehensive training programme involving the topics of customer communications, customer relationship management, sales and distribution, products, services, energy invoicing and consulting.

Internal quality competitions, such as "QUIP" ("Quality Improvement Programme") also serve to enhance standards further. "QUIP", which has already been operating for a number of years, has proved to be most effective and is also much appreciated by the EVN customer service team.



Award of the "QUIP" 2001.

First class information from EVN energy consultants

Since 2001 four interesting service packages have been available to private EVN customers under the heading "First class information! The building and modernisation advice package".

- **Free initial consultation** lasting 45 minutes on all aspects of energy supply, energy saving, construction and building modernisation.
- **Construction and energy engineering consulting** – detailed information with regard to energy efficient construction, heating requirement estimates, modernisation, and suggestions for energy savings.
- **Individual energy concepts** with the computer-aided calculation of heating loads, costs, comparisons between differing heating systems, and supplementary energy certification.
- **Home grants** – within the framework of additional funding for the construction of homes, the province of Lower Austria supports the use of energy saving building methods and techniques. EVN offers comprehensive consulting in this regard, which includes the provision of applications and the preparation of the required energy certification for the building.

Attractive services for local government and companies

- **Energy contracting.** Minimisation of energy consumption and environmental protection improvements in local government and company buildings. EVN undertakes overall responsibility for the planning, construction, financing and operation of energy supply installations. The required investment is subsequently financed from the savings in running costs.
- **Lighting service.** This integrated EVN package solution consists of planning, refurbishing and overhauls, financing, power supply, operational management, fault correction, maintenance and repairs but also the purchase of all street lighting within a local authority area. Both lighting and traffic demands are taken into account along with economic aspects, townscape questions and environmental considerations. The use of low-energy lamps and modern street lights employing highly efficient mirror technology cuts power consumption and thus eases the burdens on both the local government budget and the environment.
- **Energy concepts.** An analysis of the status quo, the formulation of targets and the planning of measures as a basis for local and regional energy and environmental policy objectives. The preparation of integrated solutions for the optimal co-ordination of all the available energy sources and systems with the goal of cutting both primary energy demand and emissions.

Investments for the future – Research & Development

As an innovative infrastructure supplier, within the scope of its resources, EVN has a special interest in promoting technical progress in the areas of energy supply and public services infrastructure. The range of institutions receiving assistance from EVN ranges from secondary engineering colleges to polytechnics and universities of technology. EVN is also participating in numerous EU-financed projects in co-operation with other companies and institutes. Moreover, EVN also attempts to continuously introduce new energy conversion and utilisation technologies into its own area.

A history of technological leadership

Since the very beginning of its operations, EVN has made a principle of working on new technical developments and then testing them as to their suitability for industrial use. Numerous examples, particularly in the power station sector, illustrate the fact that EVN has always sought to use the most modern and efficient technology available.


Neusiedl an der Zaya


Korneuburg


Dürnrohr


Theiß 2000

1944	**Neusiedl an der Zaya power station**	**Austria's first natural gas fired power station** (initial use of natural gas for electricity generation). One of **Europe's first industrial gas turbines** (use of a turbine group to generate pressure for the VELOX natural gas fired boiler, operated at 1.5–2 bar overpressure).
1959	**Korneuburg power station**	One of **the world's first gas and steam** (combined cycle) **turbine plants** – partial use of the waste gases from the gas turbine for steam generation and the powering of a steam turbine.
1964	**Hohe Wand power station**	**Europe's first integrated steam turbine and gas fired steam boiler** – initial full use of the gas turbine waste gases as combustion air in a gas fired steam boiler. Net efficiency level of 39.5 %.
1978	**Theiss power station**	Through the hook-up of machine 4 with the newly installed boiler and steam turbine unit, the Theiss combined cycle plant expanded EVN's generation range for trapezoidal and peak demand (quick start combinded cycle plant).
1980	**Korneuburg power station**	Combi-block with the **world's highest net efficiency level** of 46.7 % (unsurpassed for 8 years).
1986	**Dürnrohr power station**	**Europe's most modern hard coal/natural gas power station** with highly advanced flue gas cleaning for emission reduction. The **first, full-scale European application of the catalyst-based, $DeNO_x$ process** developed in Japan (100 % flue gas capture).
1999	**Theiss 2000 power station**	**World's first combined/integrated power station.** Use of the gas turbine waste gases in a gas fired boiler and a waste heat steam generator. The entire steam produced is used in a steam turbine.
2003 (Preview)	**Dürnrohr power station**	**Europe's first integrated energy system involving waste incineration and a hard coal/natural gas fired power station.** Use of the steam from the AVN waste incineration plant in the boiler of the power station in order to reduce fuel consumption.

Research projects in the environmental protection sector

EVN participates regularly in international research projects relating to the economic and technical aspects of the Dürnrohr power station, as well as matters concerning reductions in ecological impact and the safer use of hard coal in thermal power stations. During the 2001/02 financial year, EVN participated in a total of ten EU-sponsored research projects involving total funding of EUR 2.4 m.

The following two projects are representative of activities during the past financial year.

Project name	Project target	Financed from	Project partners	Total costs in EUR	Time-frame
PRISUB	Reduction in primary fuel consumption due to the use of steam from a waste incineration plant in an existing power station. The steam is supplied from the waste incineration plant to the power station via a 500 m long medium-pressure steam line and then fed into the boiler reheater.	5th EU framework programme/Energy, environment and sustainable development sub-programme	• EVN • ALSTOM Power Boiler (conversion of the cold gas system) • AE Industrie Service AG (adaptation of the boiler) • National Technical University of Athens NTUA (evaluation of the conversion measures)	3.3 m	2000–2004
GEP	Development and evaluation of new electrostatic precipitator materials and forms with regard to their ability to remove fine dusts (grain size <2.5 μm and <10 μm). The innovative filter materials and forms developed during this project were installed in two of the fields of the main filter at Dürnrohr power station and are currently undergoing test runs.	European Community for Steel and Coal (ECSC)	• EVN • ABB and Rothemühle (production and delivery of the equipment for one electrostatic precipitator field each) • CRE, Powergen and Lodge Sturtevant (basic research into new materials and forms) • AICIA (support of test runs with measurement technology systems)	2.3 m	1988–2002



EVN takes part in numerous projects, which are partially EU financed.

A responsible approach towards the environment and natural resources

EVN attaches increasing importance to the orientation of company development towards the concept of sustainability. The focus of company activities is steadily shifting towards this approach, irrespective of the fact that the sustainability conference held in Johannesburg in August and September 2002, as a follow-up to Rio de Janeiro, failed to make major progress.

The integrated view of economic success, a protective attitude towards the environment and social progress form a platform for the guaranteed continuation of sustainable, environmental protection measures in years to come.

EVN has long allotted great value to a policy involving more than selected, individual activities. Its aim has always been the creation of an environmental management system, which would ensure extensive coverage and the consideration of environmental protection issues during all relevant management decisions.

The EVN environmental management system

Comprehensive environmental protection throughout the company

Over the years, the positioning of environmental protection at the very head of the company agenda – e.g. EVN Environmental Controlling has from its inception been directly responsible to the Board – has generated major initiatives in the environmental protection area. These include the refurbishing of the Theiss power station with the latest environmental protection systems, the implementation of an environmental management system in line with EMAS and ISO 14001 for all the production plants of environmental relevance, the construction of numerous biomass district heating plants, diverse initiatives in the alternative energy sector and attendance at climate conferences, etc.

The existing EVN environmental management system represents an ideal means of dealing with the challenges of the future, including those relating to sustainability. Accordingly, work is currently continuing on the expansion of the EVN environmental management system to include aspects of sustainability that have yet to be implemented. The objective is the establishment of a comprehensive sustainability management system.

1990	Creation of a **uniform Group environment policy** as a basis for all EVN environmental activities.
1990	Issue of the first **Environmental Report**, followed by an annual publication as a supplement to the Annual Report.
1991	Creation of the **"Environmental Controlling and Safety"** unit as the organisational foundation stone for EVN environmental management.
1992	Formation of an **Environmental Advisory Committee**, comprised of representatives from business, science, health and public authorities, which advises the Executive Board on matters of environmental protection.
2001	Expansion of the Environmental Report to include social issues and publication of the first **"Environmental and Corporate Responsibility Report"**.
2002	Issue of the first **"Sustainability Report"**.

Forerunner role with regard to EMAS and ISO 14001 accreditation

EMAS
VERIFIED ENVIRONMENTAL MANAGEMENT

The environmental management systems at all of EVN's locations with a major environmental impact has been subjected to EMAS and ISO 14001 accreditation at the earliest possible date. During every audit, the professionalism of the work force, the priority allocated to environmental protection within the company and the first class environmental technology standard of the plants all satisfied the scrutiny of the external auditors.

In 1995, Theiss became the first thermal power station in Central Europe to receive ISO 14001 accreditation. This was followed in 1996 by the Dürnrohr power station. During 1998 and 1999, EVN's entire district heating plants also received accreditation, and were combined to form the Heating Groups East and West. These heating groups include a large number of biomass-fired district heating plants. As a result, EVN became the first Austrian operator of biomass-fired, district heating plants subject to such a system.

EVN environmental management system – a concept with a wealth of advantages

- Secured and proven environmentally compatible plant operation.
- Continual improvements in environmental protection performance.
- A steady increase in the number of cost reducing environmental protection measures.
- Overview concerning environmental statutes and reliable legal compliance.
- Prompt adjustments to new legislation.
- Long-term orientation.
- Streamlining of internal procedures / integration in the existing management system.
- A dialogue with the authorities based on partnership.
- The efficient use of human and financial resources for a maximum improvement in environmental protection performance.
- Active communications with the general public.

On-going updates and improvements

Continuous improvement process


1st step
Internal audit
(environmental operation audit)
2nd step
Management review
(situation evaluation)
3rd step
Environmental programme
(determination of figures and measures)
4th step
Measure
implementation

A continuous annual improvement process provides the nucleus for the on-going upgrading of environmental performance at EVN.

Services in the interests of the environment

Joint environmental protection measures with customers

As an environmentally conscious energy services company, EVN sees its responsibilities as not only including the provision of efficient economic solutions, but also the reduction of ecological impact in co-operation with customers. Therefore, apart from supplying electricity, natural gas, heat, and water, EVN offers a wide range of consulting and other services, which promote a balanced combination of economic and environmental objectives. In addition to an initial, free advisory meeting with EVN experts, these services mainly consist of the preparation of individual energy concepts, construction and energy engineering consulting and advice in connection with environmental grants and boiler exchange promotions.

In general, the services can be summed up under the heading "demand side management", in which the careful use of energy and the preparation of low-cost, efficient and environmentally compatible solutions predominate. The services offered by EVN consulting are in great demand from private households, commercial and industrial companies, and local authorities.

EVN energy consulting – an extensive service range with advantages for the environment

- **Thermography** – determination of thermal weak points in buildings using infrared cameras.
- **Heat pumps** – use of ambient heat for heating and hot water preparation.
- **Heat recovery ventilation** – waste heat recovery from ventilation systems and the enhancement of indoor air quality.
- **Condensing gas furnace technology** – high-efficiency, natural gas heating.
- **Solar energy-based water heating systems** – emission-free hot water preparation using the sun's power.
- **District heating from biomass** – high-comfort, CO_2-neutral heat as a contribution to climate protection.
- **Natural gas** – the cleanest fossil fuel with the lowest CO_2 and pollutant emission levels.
- **Ice storage units** – refrigeration plant optimisation through separation from energy generation and demand by means of a cold storage unit.

Heat loss prevention using thermography

Building renovation frequently offers considerable potential for energy savings. However, in order to achieve a maximum improvement, it is essential that the (thermal) weak spots causing the majority of heat losses are identified in advance.

In this connection, EVN offers its customers a modern measurement process in the shape of thermography, which transforms the invisible thermal radiation emanating from a building into visible images. This enables EVN's experts to examine the building with regard to adherence to modern heating technology requirements and to identify heat losses. Customers can then optimise their investments in renovations and improvements on the basis of these checks and also make certain that the work is carried out correctly.

Typical applications

- Discovery of all types of thermal weak spots, e.g. heat bridges and defective structural joints.
- Determination of the causes of mould.
- Identification of heat leaks in air-conditioned buildings.
- Location of air leaks.
- Identification of saturated brickwork, e.g. through ground water, piped water or precipitation.

A new application for thermography involves checks on machine systems. EVN has used this method with great success in the paper industry and electrical engineering sector. Heat insulation is not the main factor in this connection, but rather technical aspects such as uniform temperature distribution and the identification of component overheating.


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Thermographic checks at the Salzer paper mill in St. Pölten.

Above: Uniform temperature distribution across the entire width of the paper machine is important to the production of quality paper.

Below: Scrutiny of electrical components can prevent overloads and thus overheating and fire hazards.

New from EVN – the Blower Door Test

Air-tight design ensures controlled air exchange

During the building of new housing or renovation work, great attention must be paid to careful sealing. Hidden leaks, e.g. in damp courses or windows lead to an uncontrolled exchange of air, which in turn creates a series of negative effects:

- Considerable heat losses.
- The danger of dew formation.
- An excessively dry indoor atmosphere in winter.
- Reduced protection against summer heat.
- Insufficient noise protection.
- Uncontrolled air exchange.

Furthermore, the levels of comfort in the living area are considerably reduced by defective joints, e.g. skirting boards and windows.

Measurements as a precondition for prevention and repair

Measurements in residential buildings have shown that the type of construction method used has a major influence on the air-tightness of the building. Massive defects are frequently to be found in lightweight structures (prefabricated houses and attic conversions).

In this area, EVN has recently begun to offer special impermeability measurements. These are intended to ensure:

- The minimisation of energy consumption derived from heat losses caused by leakages.
- The prevention of structural damage due to condensation caused by building sections with poor heat insulation.

Air exchange measurement ("Blower Door Measurement")

In the autumn of 2002, EVN launched the innovative Blower Door process. Typical applications include:

- **Grants for new buildings:** increased home grants for ventilation systems with impermeability certification.
- **New buildings in general:** quality controls after completion ("purchase tests").
- **Stocktaking:** identification of existing air leaks.
- **House renovation:** quality controls following alterations (generally attic conversions).







In order to carry out Blower Door measurements, all the doors and windows in a building must be closed. The main entrance or a window is replaced by a blower, which creates an overpressure or an underpressure of 50 Pa (Pascal) in the building by either blowing or sucking in air. The larger the volume of air transported per time unit, the more permeable the building. A Blower Door measurement takes around 2–3 hours, during which leaks can also be identified, e.g. using thermography.

Environment-friendly natural gas powered cars

Apart from economic factors such as investment and running costs and service life, when purchasing new vehicles the effects on the environment are of special importance to both "climate alliance" municipalities and other vehicle fleet users (e.g. taxi companies, local public transport enterprises) and private motorists. Therefore, an increasing number of vehicles with alternative drive systems are being used.

Natural gas offers clear environmental benefits

Above all, the replacement of standard fuels by natural gas offers enormous environmental benefits. As opposed to petrol, natural gas combustion cuts carbon dioxide emissions by up to 30 %, carbon monoxide by up to 90 %, non-methane hydrocarbons by up to 70 %, nitrogen oxides by up to 85 % and ozone precursors by up to 90 %. As compared to diesel, non-methane hydrocarbons are reduced by up to 98 %, nitrogen oxides by 80–90 %, ozone precursors by 70–80 %, and particles by 98 %. A further advantage of natural gas as a fuel lies in the fact that the exhaust gases are completely odourless.


Erdgas
EVN Erdgastankstelle
EVN
Energie vernünftig nutzen
MD 370BJ

Model range and safety

Numerous leading automotive manufacturers are already producing natural gas fuelled vehicles in series. These meet the same quality standards as vehicles with conventional drive systems and, above all, offer maximum safety.

Due to the relatively small numbers produced, these vehicles remain rather expensive. However, these costs are compensated for by the far lower price of fuel.

EVN makes an important contribution to a reduction in environmental impact through the assistance of local authorities with the conversion of their vehicle fleets to natural gas.

EVN promotes the use of natural gas fuelled vehicles

EVN, which since the beginning of the 1990s has had electrically and natural gas fuelled vehicles in its fleet and has long been operating natural gas filling stations, provides extensive support in this technological area. All in all, EVN has seven natural gas filling stations at its centres in Baden, Stockerau, Deutsch Wagram, Krems, Waidhofen an der Ybbs, St. Pölten and Neunkirchen, as well as a station at the Wiener Neustadt municipal utilities and a public filling station in Maria Enzersdorf.

Apart from four electrical cars, EVN has twelve natural gas fuelled cars in operation.

Sustainable water management

EVN has also been active in the drinking water supply since its take-over of evn wasser (previously NÖSIWAG) in July 2001. This represented a further enlargement of EVN's services portfolio and further enhanced the company image as a multi-service utility.

EVN also attaches great value to sustainability in this area. The preservation of high-quality domestic water reserves for coming generations places major responsibilities on both the company and its employees. In this regard, EVN has continued its systematic, precautionary approach and on this basis, evn wasser has been able to reach exemplary standards.



Retention of drinking water quality and quantity

A sustainable drinking water supply has to consider that the quality of the drinking water and the volumes required are both assured.

- evn wasser completes continuous testing of the chemical-physical and bacteriological parameters of its water that goes far beyond the statutory requirements and involves the use of considerable financial and personnel resources. This allows both the evidence of the perfect quality of the water as required and a timely reaction to any indications of deterioration.

- In line with the principle of sustainability, equilibrium must be maintained between water replenishment and extraction. In order to secure this balance, evn wasser's well fields are equipped with numerous water level plotters and electronic logging devices, which show water levels in the wells and the readings from various surveillance probes. Care is taken that the well fields are not overexploited and that consumption corresponds with the potential for ground water renewal. Accordingly, evn wasser extraction is in line with the natural water cycle.

Opening up of additional resources



In order to cover the growing water demand derived from additional connections and rising population numbers, particularly in the municipalities around Vienna, evn wasser has pursued a precautionary securing of resources.

Accordingly, existing well locations are being expanded and new locations explored by means of long-term pump testing in an extensive evidence preservation process. At present, such testing is under way around Mollersdorf (north of Tulln), in Dürnkrut an der March and Petronell an der Donau.

Comprehensive protection of all plants

evn wasser attaches great importance to the comprehensive protection of all the buildings and plants required for the supply of drinking water. A variety of measures, ranging from remote surveillance and alarm systems as protection against break-ins, to a 24-hour employee stand-by service, safeguard the drinking water plants and not merely since September 11, 2001.

evn wasser secures drinking water supply during the August floods in Austria

In many areas of Lower Austria, the floods of August 2002 clearly demonstrated the vulnerability of the drinking water supply. In this situation, evn wasser's far-sighted infrastructure and resource planning enabled the company to supply extensive help to the affected population in local authority areas, which at present are not supplied by evn wasser. The existing link lines compensated for wells that had to be shut down due to the floods. Disinfection plants were also operated at defined points on the flood plan, in order to ensure the overall maintenance of perfect quality.



In this way, not only was the water supply to all the municipalities regularly served by evn wasser maintained, but also other additional areas were provided with urgently required drinking water.

- Numerous municipalities, which were only partially supplied with water by evn wasser were forced to close their own wells and had to switch to a full supply from evn wasser. Moreover, other municipalities with whom only an emergency supply agreement exists, in particular Gmünd, Korneuburg and Spillern, were fully supplied by evn wasser for a considerable period.
- At its well field in Neuaigen, evn wasser installed an emergency bottling plant in order to supply the local population, which normally obtains its water from house wells, with clean drinking water.
- In the Kamp Valley, evn wasser was able to maintain a basic water supply to the local inhabitants in the form of emergency water packs.


Wasser
ist Leben!
evn wasser

During the floods of August 2002, emergency water packs provided the population of the Kamp valley with a basic supply.

Environmentally compatible generation

EVN is building on renewable energy sources for the environment-friendly generation of electricity and heat. This is achieved by numerous hydroelectric power stations, wind power plants, numerous biomass-fired district heating plants, a pilot plant for the generation of electricity using biomass and several photovoltaic plants.

EVN's thermal power generation plays a significant role in securing Lower Austria's power supply. Moreover, in order to keep its environmental impact to a minimum, EVN's thermal power stations are all equipped with the very latest flue gas cleaning installations and are constantly maintained at the latest technological standard. The increases in efficiency attained by these measures cut the fossil fuel requirement and thus represent a contribution to the sustainable use of limited resources.

In the heat generation sector, EVN has taken a calculated step towards sustainability through the increased use of biomass in recent years. As far as the employment of fossil fuels for heat generation is concerned, EVN relies primarily on natural gas, which produces the smallest volume of CO_2 emissions of any fossil fuels. At present, oil is only employed as a substitute fuel for district heating plants outside the gas supply network.


Waidhofen a.d. Thaya
Allentsteig
Gföhl
Gedersdorf
Mühldorf
Krems
Theiß
Dürnrohr
Tulln
Korneuburg
Mistelbach
Neusiedl a.d. Zaya
Gänserndorf
Lassee
Tullnerbach
Neulengbach
Vienna
St. Pölten
Pyhra
St. Valentin
Mauer
Ybbs
Mank
Rotheau Eschenau
Wilhelmsburg Schwarzenbach
Mödling
Wr. Neudorf
Göttlesbrunn
Prellenkirchen
Bruck / Leitha
Baden
Waidhofen a.d. Ybbs
St. Veit a.d. Gölsen
Pottenstein
Pottendorf Zillingdorf
Civ. Nova
Wiener Neustadt
Neunkirchen
Ternitz
Neunkirchen Wartmannstetten
Schottwien
Thomasberg
Krumbach
Bad Schönau
Biomass plants
(incl. plants under constuction)
Run-of-river power plants
(small-scale hydro-power plants)
Storage power stations
Wind parks
(incl. plants under construction)
Thermal power stations
District heating plants

Renewable energy sources

Demanding international framework

A major target with regard to sustainability is the greatest possible transition of energy generation to renewable energy sources. The international targets formulated in this regard are highly ambitious:

- At the Climate Conference in Kyoto in 1997, the European Union agreed to an 8 % reduction in greenhouse gases by 2010 on the basis of 1990 levels. In the course of the distribution of burdens within the EU, Austria undertook to cut its CO_2 emissions by 13 % as compared to the 1990 level in the period up to 2010, despite its already exemplary position derived from a high hydro-power share.

- In its white paper, "Energy for the future – renewable sources of energy", the European Union has set itself the highly ambitious target of doubling the share of renewable fuels in energy generation from the current level of 6 % to 12 % by 2010.

- As a consequence, an EU directive was drawn up for the promotion of electrical power generation using renewable energy sources in the single electricity market. The directive foresees a virtual doubling of the share of renewable energy sources in electricity generation from 13.9 % to 22.0 %. On the basis of the directive guidelines, Austria, which already demonstrates a far above-average quota, has to raise the share of renewable energy sources in its electricity generation from around 70.0 % in 1997 to 78.1 % in 2010.

Hydroelectric power as a contributor to climate protection

As a practically emission-free form of electricity generation, the use of hydro-power makes a considerable contribution to a global reduction in environmental impact. A fact confirmed by numerous publications, including the "Study on the Importance of Harnessing the Hydropower Resources of the World", issued in 1996 by UNIPEDE (the European association of electricity producers and distributors, which in the meantime has been renamed, "EURELECTRIC"). This document demands the increased use of hydroelectric power in view of its role in world climate protection and the reduction of greenhouse gases.

Due to geographic factors, Austria is able to meet around 70 % of its electricity demand with hydroelectric power. If the appropriate design methods are employed, this is a particularly environment-friendly form of generation, as it is both virtually emission-free and naturally sustainable.



Hydroelectric power also represents the most important source of renewable energy for EVN. At present, the company operates five storage power stations. In addition, it has electricity supply rights to and holdings in the three Danube power stations at Melk, Greifenstein and Freudenau. Furthermore, the numerous small-scale hydropower stations of the fully owned subsidiary, evn naturkraft, as well as plants under private ownership, supply power to the EVN network.

Depending on water levels, the power provided by hydroelectric power stations as a proportion of total EVN generation varies between 18 and 29 % (including the Danube power station electricity supply rights).

The Ottenstein power station, EVN's flagship in the hydroelectric generation sector.

evn naturkraft – the EVN Group's ecological power generation company

evn naturkraft, a fully-owned EVN subsidiary, combines all EVN's activities in the area of electricity generation from renewable energy sources. The company operates small-scale hydro-power plants, wind power and photovoltaic plants and attaches special importance to the highest possible level of environmental protection. For these efforts, evn naturkraft received the "Ecological Electricity Generation" certificate from TÜV Austria, which entitles the company to offer its electricity under this designation.

During the period under review, evn naturkraft owned 59 small-scale hydroelectric power stations, 53 in Lower Austria and six in Styria, as well as a wind park in Gänserndorf. Own production in these plants during the 2001/02 financial year amounted to 125 GWh. This corresponded to the needs of some 35,000 households, which could be supplied on the basis of environment-friendly, emission-free renewable energy.

In order to further expand its electricity generation from renewable sources, evn naturkraft is currently involved in a number of projects. The main focus is on the completion of the new "Dorfmühle" small-scale hydro-power plant on the River Ybbs, as well as the building of two new wind parks in Neusiedl an der Zaya and Prellenkirchen. In future, these new plants will enable the supply of an additional 17,500 households with power from regenerative energy sources. These new small-scale power plants and wind parks constitute an important contribution by EVN to the attainment of Austria's greenhouse gas reduction targets.

In addition to evn naturkraft, some 270 private small-scale hydro-power plants, as well as approximately 100 private wind power plants, supply electricity to the EVN network.

EVN hydro and wind power initiatives in Lower Austria

- A contribution to climate protection due to negligible levels of greenhouse gas emissions.
- No pollutant atmospheric emissions (SO_2, NO_x, etc.).
- A reduction in fossil fuel consumption.
- Reservoirs that can be used as leisure areas and for tourism (e.g. Ottenstein, Dobra power plants).
- Refurbishment of small-scale hydro-power plants for increased efficiency and economy.
- Enhanced environmental compatibility through water-related, ecological measures (fish ladders, wet biotopes and still waters).
- Retention of historical small-scale, hydro-power plants and canals.

evn naturkraft production development


120
100
80
60
40
20
Production
109.79
109.79
98.08
9.04
89.04
127.55
11.14
116.41
Wind power
Hydro-power

The new Dorfmühle small-scale hydro-power plant

On July 16, 2002, the ground-breaking ceremony was held for the new Dorfmühle small-scale hydro-power plant at Kematen an der Ybbs. The plant is due to go on line in late autumn 2003 and generate 11 GWh of electricity annually. During the planning of the new power station special attention was paid to achieving a high level of ecological efficiency.



Environment-friendly electricity generation at the new Dorfmühle hydro-power plant on the River Ybbs. Extensive, supplementary ecological measures protect the habitat of domestic flora and fauna.

Extensive supplementary ecological measures

Numerous precautions and special installations will ensure that even following the start-up of the new power plant, the River Ybbs will retain its high ecological quality and hence its suitability as a habitat for domestic animal and plant species. All the measures taken with regard to the preservation of the river and its banks were supervised by Prof. Mathias Jungwirth from the Vienna University of Agricultural Sciences, an ecological building inspector appointed by the authorities.

- A fish ladder, which consists of an ascending series of cascade-like water basins, ensures that the fish species typical to the Ybbs can continue to migrate.
- The special design of the inflexible section of the dam ("solid dam threshold") and the provision of a so-called spillway, permit the river's natural freight (stones, gravel and sand, which is moved along the river bed by the current) to pass the power plant.
- In order to conserve the natural flora, the right-hand river bank upstream of the barrage was partly covered with river sediments and planted with species indigenous to the location. The resulting river bank-like area is intended to offer a wide variety of plants and animals a new habitat. The narrow banks of land upstream of the power plant remain unaffected by the construction work and can continue to fulfil their function as a wetland.
- The installation and operation of a modern rake cleaning system means that any refuse in the water can be collected and properly disposed of.

In order to enhance life on and with the Ybbs, the neighbouring municipalities of Kematen and Allharzberg are also planning to build river adventure pools on both river banks.

Construction of two new wind parks


EVN

The same type of windmill is to be used in both Neusiedl and Prellenkirchen (five windmills in Neusiedl, eight in Prellenkirchen). Each windmill has an output of 1.8 MW. The hub is located at a height of 86 m, while the rotor diameter amounts to 70 m.

In addition to the existing wind park in Gänserndorf, evn naturkraft is currently working on two new facilities in Neusiedl an der Zaya and Prellenkirchen. These are scheduled to go on-line in the autumn of 2002 and the summer of 2003 respectively and will generate a total of around 50 GWh annually.

Apart from the completion of these two projects, further wind power plants are planned for the Wald- and Weinviertel regions.

Heat from biomass

The generation of heat using biomass, which consists primarily of bark, forestry chippings and sawmill by-products, is seen by EVN as a further contribution to a sustainable energy supply. With 28 plants and annual consumption of some 250,000 piled cubic metres of biomass, which corresponds to around 12.8 m litres of fuel oil and a saving of 35,000 t of CO_2 emissions, EVN has long been Austria's largest producer of heat from biomass. In total, EVN's biomass-fired plants currently provide thermal output of 60.5 MW. This output can be used for the heat and hot water supply of more than 5,000 Lower Austrian homes.

A contribution to sustainability

In a forest-rich country like Austria, wood is of decisive importance as an energy source. The utilisation of biomass offers many advantages, which apart from a considerable reduction in environmental impact primarily includes an economic boost for the region through the supply of fuel from local sources. Each year, forestry husbandry in Lower Austria alone provides over 760,000 solid cubic metres of waste wood, which provides a low cost fuel for heat generation that is independent of imports. Accordingly, EVN looks to co-operate with local forestry and agricultural enterprises during all of its biomass projects.

Biomass as a CO_2-neutral source of energy

Wood is regarded as a renewable energy source when, as is generally the case in Austria, it derives from sustainable forestry operations. This means that (e.g. contrary to the felling of rain forest) the amount of wood removed from a forest is equal to the quantity being grown. The volume of CO_2 created during the burning of the wood can therefore again be absorbed by the trees and converted into timber. In accordance with an internationally recognised definition, the resulting cycle is thus regarded as being CO_2-neutral.

CO_2 cycle of biomass


CO2
O2
Biomass
Biomass

As during growth, biomass absorbs the same amount of CO_2 as is emitted during incineration, it is regarded as being CO_2-neutral.

The advantages at a glance

- An active contribution to environmental protection through the use of a renewable energy source.
- A cut in pollutant emissions through a decrease in the number of household fires.
- Optimum incineration through the use of the latest firing technology and regular checks.
- State-of-the-art waste gas cleaning systems.
- Regional value added by means of the use of a local fuel.
- The safeguarding of local jobs.
- Additional income for farmers.
- A reduction in dependence on primary energy imports.
- Improved forest hygiene through the sale of wood residues.
- Raw material utilisation as an incentive for landscape care.
- Comfortable, direct supply of households with ready-to-use heat in the form of hot water.
- Simple and clear invoicing.
- Gaining of additional space due to the fact that fuel storage in the home is no longer required and through compact heat exchanger unit design.

Heat from biomass provides a considerable reduction in environmental impact

Emission savings through heat from biomass as opposed to household fires


1,220,000
1,200,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
Annual emissions
in kg/a (CO2 in t/a)
17,828
6,065
82,868
41,868
1,207,970
28,919
148,571
3,887
32,900
16,100
16,134
1,950
SO2
NOx
CO
CxHy
Dust
CO2
Domestic fires
Heating plant

In the case of practically all atmospheric pollutants, the use of biomass for heat generation provides a sizeable reduction in emissions as opposed to conventional household fires.

New biomass heating plants in Bad Schönau and Tullnerbach

In co-operation with local agricultural district heating co-operatives, during the period under review EVN built two additional biomass heating plants. The foundation stones for both plants were laid in the spring of 2002 and both went into operation at the beginning of the 2002/03 heating period.





The quality of life in the popular Bad Schönau spa is to be further enhanced by a new EVN biomass-fired district heating plant.

The plant in Bad Schönau, which has an output of 1.7 MW and a highly efficient, electrostatic precipitator for flue gas cleaning, is to supply large hotels and spa facilities, commercial companies, public buildings in the municipality and private homes. With 175,000 guests per year, Bad Schönau is one of the largest tourism centres in Lower Austria. The biomass-fired heating plant will be of major assistance in improving local air quality and hence the preservation of the recuperative value of the region as a whole. In total, the Bad Schönau heating plant will conserve around 1 million litres of heating oil, which means annual savings of around 2,800 t of CO_2.

In Tullnerbach, a biomass plant with an output of 500 kW has been built, which is primarily intended for the supply of heat to an agricultural school and several neighbouring houses. Around 185,000 litres of heating oil will be saved annually, which will prevent emissions of approximately 450 t of CO_2.

Electricity from biomass

In addition to its extensive activities relating to the use of biomass for heat generation, some time ago EVN began to consider the question of the degree to which, as a renewable source of energy, biomass might be used for electricity generation in small-scale plants.

Wood gasification as a highly promising solution



Although biomass has long been used for the generation of electricity and heat in large-scale plants, e.g. in the paper industry, the problem of low efficiency remains as far as small-scale plants are concerned. Innovative concepts are needed and one highly promising new technology is the production of wood gas from forestry chippings. This wood gas can then be employed in a gas engine for the generation of electricity and heat.

The Civitas Nova pilot plant

An interesting pilot project in this area is currently under completion within the "Renewable Energy Network Austria" (reNet Austria) competence network. In close co-operation with scientists and the plant building industry, EVN is building a demonstration plant in the "Civitas Nova" district of Wiener Neustadt, where the company already operates a large biomass-fired district heating plant. The new plant went into pilot operation in the autumn of 2002. Once technical and economic feasibility testing has been successfully completed, the plan is to retrofit other EVN biomass heating plants with an appropriate plant concept.

Schematic diagram of wood gas generation


Wood approx. 500 kg/h
Product gas
Flame
Air
Electricity
Scrubber
E-filter
Blower
Air
Air
Cooler
Cooler
Filter
Ash
Solids
Gasifier
Gas motor
700 kWth
Generator
550 kWel
Stack
To biomass-fired boiler

Innovative concept for the environment-friendly production of electricity from biomass

Conventional energy generation

High environmental standard of the EVN power stations

In line with the concept of sustainable energy supply, EVN endeavours to maintain the environmental protection systems of its power stations at the very highest standards, in order to reduce their environmental impact to an economically acceptable minimum. Consequently, just recently the Theiss power station has been subjected to comprehensive modernisation and now represents an international model. The very latest flue gas cleaning system was installed during the building of the Dürnrohr power station. A catalyst-based, $DeNo_x$ unit, developed in Japan, was used in Europe for the first time. This system provided 100 % flue gas capture (full-scale equipment) and continues to meet all current environmental standards.

The key issue with regard to a sustainable approach to the available resources is optimised efficiency. Among other factors, this involves an increase in plant efficiency and a reduction in distribution network losses. In addition, EVN makes every effort to cut the atmospheric emissions from its plants to a minimum and uses the very latest flue gas cleaning plants for this purpose.

Flue gas cleaning at the Theiss power station


Lime
Water
Stack
Flue gas dedusting (tube filter)
Flue gas denitrification (DeNOx)
NH3
Flue gas desuphurisation
From boiler
Injection
Catalyst
Blower
Desulf product
Recirculation
Catalyst
Over 90 % nitrogen removal
Desulphurisation
SO2 reduction of up to 97 %
Tube filter
Almost 100 % dust removal

Flue gas cleaning at the Dürnrohr power station


Flue gas denitrification (DeNOx)
NH3
From boiler
Injection
Stack
Catalyst
Lime
Water
Flue gas
Electro-pre-filter
Flue gas dedusting (main e-filter)
Air preheater
Blower
Fly ash
Desulf product
Catalyst
Approx. 80 % nitrogen removal
Desuphurisation
Min. SO2 reduction of 90 %
E-filter
Almost 100 % dust removal

Furthermore, the bleeding of district heating from the Dürnrohr and Theiss power stations, in particular for the town of Krems, has led to improved fuel utilisation and a marked reduction in emissions due to the replacement of a large number of small boilers. In future, the incineration of waste and the use of biogenous fuels in coal-fired power stations could lead to further fossil fuel savings.

Sustainable use of by-products from flue gas cleaning


50,000
40,000
30,000
20,000
10,000
Dürnrohr: fly ash
Dürnrohr: Desulf products
Dürnrohr: bottom ash
Theiß: Desulf products
23,961
16,586
4,108
16,532
13,641
3,086
10,955
9,648
2,045
998
22,220
17,465
4,148
1,561
37,696
19,324
5,278
Ash and Desulf products t/calendar year
1997
1998
1999
2000
2001
100 %
80 %
60 %
40 %
20 %
87.83
20.42
42.79
100
Average recycling levels 1997–2001

Bottom ash, fly ash and spray dryer FGD by-product are created during the cleaning of flue gases from power stations. EVN tries to recycle these materials to the maximum possible extent and at present the majority go to the building materials industry. Other by-products, which cannot be recycled are currently deposited on power station landfills.

All in all, the quantity of by-products depends on operating levels at the power stations and the degree to which the materials are employed, on the requirements of the building materials industry.

Careful use of water

In all its power stations, EVN places a special emphasis on the environmentally compatible and sustainable handling of water and wastewater.

- A wastewater-free system was selected for the flue gas desulphurisation installations at the Theiss and Dürnrohr power stations.
- As far as possible, EVN always seeks to create closed cycle wastewater systems, e.g. the precipitation from the landfill at the Dürnrohr power station is used for the production of a lime suspension for the flue gas desulphurisation installation.
- Water consumption in the wet ash removal installation at the Dürnrohr power station was recently reduced to such an extent by internal recirculation that all the remaining residual wastewater can be used within the power station.
- Unavoidable amounts of wastewater containing ammonia deriving from the condensate scavenging installation are cleaned in municipal sewage treatment plants.
- Wastewater from the feed water treatment plants does not pose an ecological hazard, as it merely shows a higher salt level. The plants are employed for the complete desalination of the water used in the power station's water-steam cycle and the only source of wastewater is the regeneration of the ion exchanger. Following careful neutralisation this wastewater is discharged into the Danube.
- The cooling water for EVN's three thermal power stations is obtained from the Danube to which it is then returned in a slightly warmer condition. No chemicals are added to the cooling water. The strict limits on the discharge temperature are constantly monitored and always adhered to. The use of cooling water is the precondition for high efficiency. It causes steam condensation downstream of the low-pressure section of the steam turbine and it is this underpressure that raises the degree of efficiency.

Water consumption at EVN


1,220,000
1,200,000
60,000
40,000
20,000
in m³
1,228,334
12,974
54,849
28,769
31,249
27,129
Power stations
District heating plants
Headquarters and Customer Centres
Drinking water
Process water

Dürnrohr power station – an innovative, integrated energy system with a waste incineration plant

An extremely advantageous ecological and economic solution is currently being created in the form of an integrated energy system involving the Dürnrohr power station and the adjacent waste incineration plant currently under construction, which is owned by AVN, a fully-owned EVN subsidiary. The new plant can use parts of the existing infrastructure of the power station and, above all, will attain far higher efficiency levels than comparable plants through the integrated system employed for the generation of electricity from the heat created during the waste incineration process. These advantages constituted the decisive reason for the choice of location for the waste incineration plant.

The steam produced in the waste incineration plant will be conducted along a 500 m line to the Dürnrohr power station where it will be fed into the reheater of the power station boiler. Here, it will be raised to a higher energy level and can then be used for electricity production in the existing power station turbine, which drives a generator. Apart from the relatively high efficiency of electricity production from the steam provided by the waste incineration plant, approximately 50,000 t of coal and around 10 m m³ of natural gas can be saved annually. This will result in the prevention of CO_2 emissions amounting to some 164,000 t annually. Work has already started on the technical aspects of steam integration and the start-up of the waste incineration plant, which will be followed by a six-month pilot operation period, is due to take place in April 2003.

When the power station is off-line, the steam from waste incineration will continue to be used for electricity generation by means of a smaller steam turbine, which has been installed in the plant specifically for this purpose. The relevant systems are currently being installed in the machinery house of the Dürnrohr power station.

Schematic diagram: integrated energy system


Dürnrohr
power station
Waste
incineration
plant
Steam
from the
power
station
Existing
turbine
Steam
from the
AVN plant
Deionate,
condensate
District heating
Additional
turbine

Efficiency levels are raised considerably through the use of the heat from thermal waste incineration by the neighbouring Dürnrohr power station.

EVN heating – a concept with a wealth of environmental benefits

EVN also operates numerous heat generation plants, which supply heating networks. The decisive advantage of central generation is that heat is produced in professionally designed and operated plants. High efficiency and optimum operating conditions in these plants create cost savings and a significant cut in pollutant emissions. Moreover, the supply of the finished "heat product" also raises comfort levels. The steadily increasing number of EVN heating customers confirms the numerous advantages offered by this concept.

EVN heat production


1,000
800
600
400
200
in GWh
641.8
162.5
37.5
11.0
430.8
794.4
208.6
59.4
13.1
513.3
854.1
223.2
96.7
13.2
521.0
849.3
255.3
100.5
15.3
478.2
911.5
252.1
108.0
17.1
534.3
1997/98
1998/99
1999/00
2000/01
2001/02
Power-heat coupling
Biomass
Heating oil
Natural gas

In recent years, EVN has continually expanded its heat production. The amount of heat generated last year amounted to the requirement of around 155,000 households.

The advantages at a glance

- The very latest environmental protection technology.
- Professional operation by EVN specialists.
- Heat generation using environment-friendly primary energy sources.
- Biomass is CO_2-neutral and thus makes an important contribution to climate protection.
- The combustion of natural gas creates fewer greenhouse gases and pollutant emissions than any other fossil fuel.
- A cut in emissions as compared with household fires.
- Improved air quality.
- Support of the agricultural industry through the use of biomass from domestic sources.
- Value added remains largely in the region.

Emission patterns

The comprehensive EVN services portfolio naturally leads to a diverse range of influences on the environment, although these are kept to the best possible minimum. The main factors with regard to environmental impact are:

- The type and quality of the fuels employed.
- The type of plant used.
- General, operational plant management.

The most significant effects on the environment derived from the operation of combustion plants relate to pollutant atmospheric emissions. The differing use of plants also results in partially major fluctuations in yearly emission volumes. However, a study of specific plant emissions can nevertheless provide an evaluation of their environmental performance irrespective of the operational period.

Specific emissions from EVN thermal electricity and district heating plants

		2001/02	2000/01	+/– %
CO	kg/MWh	0.039	0.052	–25.0
NO_x	kg/MWh	0.348	0.288	20.8
SO_2	kg/MWh	0.107	0.090	18.9
Dust	kg/MWh	0.021	0.020	5.0
CO_2[1]	t/MWh	0.508	0.444	14.4

[1] As previously mentioned, due to its CO_2 neutrality, biomass can be most positively viewed with regard to emissions. The specific CO_2 emissions from biomass combustion are therefore assumed to be zero.

As is shown in the adjacent table with the exception of CO, specific emissions increased slightly during the past financial year. The main reason was higher coal use at the Dürnrohr power station. However, due to the considerable improvements of recent years, emissions are generally well below the 1999 values (see figure below).

Specific emissions from EVN's thermal electricity and heating plants


0.6
0.5
0.4
0.3
0.2
0.1
in kg/MWh
(CO_2 in t/MWh)
1997/98
1998/99
1999/00
2000/01
2001/02
CO_2
CO
NO_x
SO_2
Dust

Environment-friendly distribution

The efficient and secure distribution of network-transmitted energy and communications data requires advanced technologies. In addition to the steady optimisation of transmission performance and the prevention of energy losses, the reduction of the environmental impact of transmission activities plays an important role in further developments.

Specifically, these measures involve the land used, the negative effects on the landscape, emissions and the resources wasted due to transmission losses. On the basis of technical and economic viability, EVN constantly seeks to achieve optimisation in this area through the adoption of a conservationist approach to the environment.

Far-sighted network planning is of major significance with regard to the securing of supply. For example, the floods in August 2002 demonstrated that despite the loss of sizeable network sections, its density meant that supplies of gas and electricity could be largely maintained.


EVN
WEST

Following recultivation, the only sign of a high-pressure gas pipeline are the markers (see photo).

A range of initiatives for energy distribution optimisation

Electricity

- **The replacement of poles with underground cables in the medium- and low voltage networks.** This concept not only contributes to the preservation of townscapes and landscapes, but also to increased security of supply and a reduction in transmission losses.
- **Environment-friendly overhead masts and poles.** In order to prolong their service life, both steel lattice masts and wood poles must be treated prior to employment. During recent years, EVN has increasingly switched to more environment-friendly and resource-conserving processes.
- **Adherence to the recommended WHO electro-smog limits.** EVN has long ensured that all its installations not only meet the recommended protection limits prescribed by the WHO (World Health Organisation) and the Austrian ÖNORM S 1120 standard, but are well below the limits set.

Natural gas

- **Modernisation of the gas network.** For more than a decade, the EVN natural gas network has been the object of a systematic modernisation process. Apart from greater security of supply, the reduction of natural gas losses plays a decisive role in these improvements both from an ecological and economic viewpoint.
- **The recultivation of line routes.** The installation of new natural gas pipelines, or the replacement of existing pipes, naturally involves excavation work. Following the completion of such activities, EVN makes every effort to restore the landscape to its original condition.

District heating

- **Minimisation of distribution losses.** During the installation of new heat networks, EVN uses the very latest piping systems, in order to cut transmission losses to a minimum. At the same time, EVN endeavours to obtain new customers, thereby ensuring both a higher use of plant capacity and a further reduction in line losses.
- **Optimum line routing.** During the construction of district heating networks, the conservation of land- and townscapes is taken into consideration by ensuring the best possible routing and co-ordination with other excavation work. Optimised scheduling, the rapid completion of the construction work and exemplary subsequent landscaping, all guarantee positive benefits for both local residents and the environment in general.

Optimised heating network planning through in-house software development

In order to keep the construction and running costs of a heating network to a minimum, a variety of technically viable alternatives must be examined and compared during the planning phase. Numerous parameters, from line routing and the local emissions situation, to the CO_2 savings achieved for individual buildings through a future district heat supply, must all be evaluated.

During several years of research, EVN has created software, which simulates the various possibilities, and enables a quick and targeted evaluation. Construction and operating costs, as well as the environmental effects can be calculated at the push of a button and then used as a basis for the decision-making process involving EVN and the relevant local authorities. In other words, environmental protection and economic considerations are brought into perfect harmony.



Location and current CO_2 emissions of the individual consumers

Possible routing (road network) and heating plant sites

District heating network design offering maximum CO_2 reduction at minimum cost

Following the identification of the major sources of CO_2, the computer is able to present a number of network design variations.

Environmental initiatives in line construction

The installation of new pipelines always has an effect, albeit a temporary one, on the natural world. Therefore, during the realisation phase, EVN makes an effort to restrict the unavoidable effects on the landscape and ecosystem to an absolute minimum. The period under review witnessed numerous initiatives in this connection:

- **Low-impact clearance and reforestation in the Wienerwald.** The installation of the Süd West 2 gas pipeline through the Wienerwald (the green belt to the west of Vienna) required the clearance of a 14 m wide route. As clearings in the forest were accounted for during the planning phase, the clearance width was considerably smaller than had been originally forecast. Following pipe laying, the clearings were replanted of the basis of comprehensive plans regarding the types of trees, spacing and deer grazing areas, which were drawn up by EVN in close co-operation with the Forestry Commission, hunting organisations and those cultivating the forest. Particular attention was paid to detailed solutions. For example, blackthorn and wild cherry trees were planted together with diverse hedges as a periphery, in order to provide the forest fauna with protection and as an ecological niche. At especially exposed points primary groups of larger trees such as oaks and ash were planted with the aim of rounding off the general image of the forest.

- **Ploughing as an alternative excavation method.** EVN is continually looking for practical alternatives to minimise the disruption caused to the natural world by excavation work. One possibility, at least in open spaces free of other installations, is the "ploughing in" of cables and pipelines. The advantages of this system lie in a reduction in damage to the soil and far higher laying speed. During the period under review, EVN successfully used this technique during the laying of a high-pressure gas pipeline from Zistersdorf to Neusiedl and in the Ebreichsdorf area. Fast laying meant that in only a week, 3,800 m of gas pipeline were ploughed in. As the work took place at the beginning of April, harvest losses were also minimal.

- **Gradient stabilisation with coconut matting.** Landslides and erosion occur frequently in the Wienerwald following excavation work on steep slopes. The only safe means of protection is reforestation, but on hilly ground planting trees is sometimes insufficient. Recently, EVN has introduced an innovative landscaping method involving the use of straw mulch seeding and coconut matting. A special grass seed mixture with fertiliser and straw is sprayed onto the slope in liquid form. Coarsely woven coconut matting is then laid on top and "tacked" into the soil. These mats act as a "greenhouse" and stimulate the growth of grass, while also preventing the washing out of the seed. After a certain time, roots run through the entire soil area and the coconut weave rots away to leave a "normal" grassy bank. This system has been proven in practice, demonstrating an ability to withstand even severe rainfall like that of August 2002, during which up to 120 l/h fell on the slopes.



Reduced soil damage and faster laying through the new ploughing process for gas pipeline installation.

Sustainability-oriented purchasing

EVN also endeavours to show maximum responsibility in the purchasing sector and therefore selects its suppliers on a targeted basis in accordance with economic, environmental and social considerations. The preparation of stipulation catalogues and the classification of all possible producers and service providers form the basis of these principles during every aspect of purchasing procedures. At the same time, EVN ensures that all the statutory regulations covering tenders are observed, in order to fulfil the requirements expected from a serious and fair customer.

Waste prevention also begins with sustainability-oriented purchasing. Accordingly, EVN pays very special attention to the ecological characteristics of the products and substances required for operational purposes, in order to make a contribution to the prevention of unnecessary waste and reasonable resource management.


Kriterienkatalog für Recycling-Toner (Kopierer/
Produktname:
Zertifikate/Umweltzeichen/Normen
Ja
EMAS-Zertifikat
ISO-14001-Zertifikat
ISO-9001-Zertifikat
Österreichisches Ökozeichen
„Umweltzeichen"
Deutsches Ökozeichen
„Blauer Engel"
Andere Zertifikate/Umweltzeichen
nach DIN 33870 aufbereitet
EVN

EVN attaches special value to the targeted selection of its suppliers.

Sourcing principles

As a regional energy supplier, which is under the majority ownership of the Lower Austrian government, EVN is subject to both Lower Austrian tender legislation and the 2002 federal law on tendering.

In line with the procedure foreseen in these statutes, contracts are allocated to efficient and reliable companies at reasonable prices in accordance with the basic provisions of community law, as well as the principles of free and fair competition and equal treatment of all applicants and tenderers.

The environmental compatibility of the service involved is taken into consideration during the tender allocation process. In particular, this is taken into account through the inclusion of ecological aspects in the description of the service, the determination of the technical specifications, or the establishment of definitive award criteria with an ecological connection. Careful attention is also paid to social factors.

Resource conservation through environment-conscious sourcing

Extensive specification catalogues, minimum requirement lists and exclusion criteria are employed for the assessment of the environmental impact of the materials and substances involved. In numerous product groups such as paints, washing and cleaning agents, photocopier paper, photocopiers, plastic gas pipes, de-icing agents or office materials, this ecological evaluation means that EVN only selects those products for operational use, which not only meet all technical requirements, but also demonstrate the least negative environmental impact.

Environmental initiatives in the purchasing sector

EVN also continued its efforts towards maximum sustainability in this regard during the period under review. Apart from the conscious selection of individual products and product groups, this also involved the optimisation of the quantities supplied.

- **Reduced paper consumption.** Following an analysis in the 2000/01 financial year, a very high level of paper consumption in EVN's administrative departments was noted. Subsequently, during the past year, various measures were implemented in order to increase the awareness of employees with regard to conserving resources and thus achieve a reduction in the use of paper and related printing and photocopier costs. The entire EVN work force was informed of these high consumption levels and the accompanying expense. At the same time a request was made that both sides of the paper be used for copying and printing and for non-essential print-outs and copies to be avoided. In addition, a reminder was placed on all of EVN's large photocopiers. This has been successful, as extremely high paper consumption has been considerably reduced in comparison to the previous year.

- **Use of ecologically beneficial paper.** As the dream of the paper-free office will not become reality in the years to come, the choice of a copier paper offering high ecological quality will continue to be a matter of major importance. Therefore, for several years EVN has only been using paper treated with 100 % chlorine-free bleach and without added optical brighteners.

- **Environment-friendly pens.** In the extensive lists of office materials which are employed in EVN's administrative departments, environment-friendlier products, made of materials such as polyethylene, have long replaced any items containing PVC. In addition, during the past financial year, environmentally compatible office materials were extended to include fibre tip pens with low solvent levels for use on flip charts.

- **Elastic flooring.** The past year saw EVN's first ecological evaluation of elastic floor coverings. These are employed mainly in offices and are part of the alterations of all the open-plan offices at company headquarters. After the consideration of the negative ecological impact of these products, it was decided that EVN should give priority to linoleum as opposed to rubber, which in turn should be preferred to PVC.


EVN

The use of bio-diesel in EVN vehicles has saved up to 140 t of CO_2 and the trend is upwards.

- **Bio-diesel for the EVN vehicle fleet – a contribution to CO_2 reduction.** Following an initial test phase in the raw winter months of 2000/01, during which the RME (rapeseed oil methyl ester) used in five EVN vehicles proved highly effective, at the beginning of summer 2001 this experiment was extended. Up to now, approximately 65,000 l of bio-diesel has been used in EVN vehicles, which corresponds with savings of about 140 t of CO_2. Other vehicles will be successively switched to this environment-friendly fuel as part of the on-going update of the EVN fleet.

- **Change to extinguishing agents with no climatic impact.** Halon 1301 (bromine trifluoride methane), which has long been "the" extinguishing agent employed in automatic extinguishing systems, offers major advantages. It is highly effective and non-poisonous. However, it is a greenhouse gas, and also contributes to the enlargement of the hole in the ozone layer of the higher atmosphere. For this reason, EVN is successively replacing halon in its extinguishing systems with other agents and by the coming financial year all EVN systems should be "halon-free".

Environmentally conscious waste management

For more than a decade, EVN has employed a targeted, environmentally compatible waste management system, thereby making a significant contribution to sustainable waste policy in Lower Austria. This system is constantly reviewed and upgraded by means of ongoing optimisation. Moreover, the standard of waste data logging is also regularly enhanced through the very latest EDP applications.

Falling waste quantities at EVN[1)]


20,000
15,000
10,000
5,000
in t
13,157
503
19,664
468
15,498
395
7,580
379
5,007
215
1997/98
1998/99
1999/00
2000/01
2001/02
Non-hazardous waste
Hazardous waste

Targeted management has enabled EVN to greatly reduce its amounts of waste in recent years. This relates to non-hazardous and, above all, hazardous waste.

[1)] Without building debris and power station by products

Concept for the responsible clearance of a contaminated site

In 1991, EVN started to erect a modern administration building on the site of the former municipal gasworks in Wiener Neustadt. However, during the excavation work hazardous war debris was discovered. In accordance with Austrian law, the site was declared to be contaminated, and was entered into the contaminated site register. The construction work was immediately discontinued. The contaminated site was protected against water penetration and is currently being used partly as a parking area.

EVN has voluntarily agreed to finance the preparation of a site clearance concept and determine a subsequent use for the site in cooperation with the Wiener Neustadt municipal council and the authorities. This project should already deliver initial concrete results at the end of 2002.



Due to wartime effects, residues from the former Wiener Neustadt gasworks contaminated the site. Clearance of the site and concepts for its subsequent use are under examination at present by EVN.

Thermal waste treatment

The basis for sustainable waste management in Lower Austria

Eight years ago, Lower Austria took the future-oriented decision to stop the dumping of untreated waste on landfills and thus removed the threat of atmospheric and ground water pollution. Consequently, in 1994 the Lower Austrian government joined forces with EVN to form AVN Abfallverwertung Niederösterreich. AVN, which in the meantime has become a fully owned EVN subsidiary, is in the process of realising a major project comprising the planning, construction and operation of a waste incineration plant. This will secure for Lower Austria an uncontaminated future.

Optimum alternative to landfill

The most intelligent alternative to the conventional landfill system used up to now has proved to be thermal waste treatment. This involves controlled incineration at over 1,000 °C, which either destroys or concentrates the pollutant content of the waste, while reducing its volume by 90 %. A further major advantage derives from the fact that considerable quantities of energy can be obtained as the result of the unique location of the waste incineration plant adjacent to the Dürnrohr coal/gas fired power station.

Against this background, AVN started work on the Zwentendorf/Dürnrohr waste incineration plant in mid-July 2001. The plant, with an annual capacity of 300,000 t, will go on-line on January 1, 2004, in time for the coming into force of the new Austrian Landfill Act and amendments to the Water Rights and Hazardous Waste Decontamination Acts, which stipulate the treatment of all waste prior to dumping throughout Austria.

Use of capacity ensured

In connection with these regulations, AVN was able to conclude contracts with two major customers prior to the start of construction, which means that full use of the plant capacity is assured. The Lower Austrian BAWU, a union of all Lower Austria's waste management associations, will use the AVN plant for the treatment of the entire residual household refuse produced in Lower Austria. This constitutes around 90 % of Lower Austria's residual and bulk waste and totals some 160,000 t annually.

A plant with significant ecological advantages

The AVN concept has three main aspects:

- The controlled treatment of the waste leads to the removal of pollutants such as lead, chlorine, cadmium, fluorine, etc. and thus renders the waste harmless.
- The use of the energy contained in the waste for the generation of electricity and district heat in the neighbouring Dürnrohr thermal power station. The related fossil fuel savings represent a contribution to an improvement in the air quality in Tullnerfeld.
- The delivery of over 90 % of the waste by rail prevents emissions from road transport. The removal of residues also takes place by train.

Tangible emission reduction


Emission reduction due to steam feeding in the Dürnrohr power station.
Additional AVN emissions
Air improvement balance
Dust
SO_2
NO_x
CO
C_xH_y
CO_2
in t/a
-10
-20
-30
-40
-50
-60
-70
-80
-90
-9.67
2.09
-7.58
-52.54
46.4
-6.14
-66.46
65.89
-0.57
-90.37
46.4
-43.97
-15.1
2.09
-13.01
-614,000
143,000
-471,000
in t/a
-100,000
-200,000
-300,000
-400,000
-500,000
-600,000

Clearly beneath the legal limits

		Legal limit	Expected shortfall below the limit
NO_x	mg/m³	100	−72 %
Dust	mg/m³	15	−93 %
CO	mg/m³	50	−60 %
SO_2	mg/m³	50	−60 %
C_{org}	mg/m³	20	−95 %
HCl	mg/m³	10	−95 %
Pb+Zn+Cr	mg/m³	2	−95 %
As+Co+NI	mg/m³	0.5	−80 %
Hg	mg/m³	0.05	−80 %
HF	mg/m³	0.7	−85 %
Cd	mg/m³	0.05	−80 %
Dioxins	ng TE/m³	0.1	−50 %

Above all, due to the constellation created by AVN, the aspects of energy exploitation of the project are globally unique. The steam derived from the incineration of the waste is used entirely in the neighbouring Dürnrohr power station for electricity generation and the supply of the surrounding municipalities with district heating. Apart from the highly modern environment protection and flue gas cleaning technologies employed in the waste incineration plant, this solution offers an extremely environment-friendly possibility for the thermal treatment of waste (please see the separate section concerning the advantages of the integrated energy system with Dürnrohr power station on page 31).

Realisation on schedule – topping out in September 2002

The authorities approved the unique AVN concept in June 2001 following a four-year environmental compatibility examination procedure. Work on the project then commenced immediately.

Even though the 18-month construction period for a project of these dimensions is extremely short, AVN continues to be on schedule. Topping out took place in September 2002 and the entire building will be finished at the end of 2002. This means that commissioning can begin in spring 2003 and that following the officially stipulated, 6-month pilot operation period, the plant will go on line punctually on January 1, 2004.

Environment-friendly technology

The main elements in the thermal waste treatment plant consist of an incineration furnace, a waste heat boiler for energy extraction and a sophisticated flue gas cleaning installation. As a result of lengthy incineration at high temperatures, the waste is rendered inert and harmless. The remaining residues do not represent a hazard to either people or the environment, and are therefore free for landfill deposition or further treatment.

The flue gases pass through a three-stage cleaning process, comprised of a dry, a wet, and a catalytic phase. Fabric filters initially remove the dust particles along with organic pollutants such as dioxins and furans. Heavy metals, chlorides and fluorides are then washed out. In addition, the flue gas is desulphurised, creating gypsum as a by-product, which is used extensively in the construction industry. Finally, in the third stage of the process, nitrogen oxides are cut to a minimum. After multiple cleaning processes, the flue gases are only released into the atmosphere from the stack once they have passed numerous measurement devices, providing permanent checks on both the quantity and quality of the gas emissions.









Pilot operation of AVN's waste incineration plant is due to commence in spring 2003.

Society

A responsible approach towards employees and the public

As an energy and infrastructure supplier, with responsibilities for the fulfilment of important, basic, day-to-day needs, EVN is well aware of the significance of a functional social framework. Like its predecessor companies, since its foundation EVN has lived up to this task and contributes, as far as it can, to the positive design of living conditions in Lower Austria.

EVN's range of initiatives in this area extends from the care of the company work force, which is provided with an attractive working environment, extensive educational and further training opportunities, careers with interesting perspectives and a comprehensive medical service, to charitable, cultural and sporting impulses.

Accordingly, EVN supports a range of charities, contributes to both exhibitions and other cultural projects in its supply area, has built up a company collection of contemporary art and also participates in sporting and other events of broad public interest.

Employee health service

Long before the introduction of a statutory obligation to provide corporate medical care, EVN already had a practice at its headquarters headed by a doctor and staffed by a nurse. Subsequently, EVN has considerably expanded this service and currently has four physicians available to employees in Lower Austria. There is one physician at the Theiss and Dürnrohr power stations, as well as a doctor for the western half of Lower Austria and one for the eastern part of the province and company headquarters.

Prof. Dr. Oswald Jahn, one of Austria's most respected occupational medicine specialists, heads this medical team. With this service, EVN does more than merely fulfil the terms of Austrian employee health legislation, which is based on related EU directives. Instead, the company has assumed responsibility for the welfare, safety and effectiveness of its employees that goes far beyond the statutory occupational medicine services.

The EVN occupational medical team provides comprehensive employee care



In accordance with a comprehensive occupational medical concept, the surgery door is open to all staff members for both medical advice relating to the workplace and private consultations. Minor examinations are also provided, along with the treatment of slight injuries. Important support is given at company headquarters by the registered nurse, who is on hand for medical advice and care, e.g. blood pressure checks.

Apart from the health care aspects, the advantages with regard to time saving and convenience derived from medical services at the workplace are much appreciated by employees.

An extensive performance range

- **Physical check-ups for new employees.** New recruits are given a thorough medical check, appropriate to the type of work they will undertake, e.g. eye tests and an appropriate consultation are provided for those working on computers.
- **Special examinations.** Both the initial and regular examinations required under the terms of Austrian employee health and radiation protection legislation are carried out at the company.
- **Periodic health checks.** Internal examinations, ECG, blood pressure measurements, lung function, simple lab tests, eye checks, etc. can all be carried out quickly and smoothly during working hours by the company health team.
- **First aid.** In the case of an accident, minor injuries can be treated on the spot.
- **Work place optimisation / ergonomics.** Workplaces and processes are subject to improvement. Audits are carried out, enhancements are made and individual support offered.
- **Inoculations.** On average, the EVN workforce receives 500 inoculations against insect-born, meningo-encephalitis annually, as well as 200 against diphtheria-tetanus, 100 against polio and 300 against flu. Prior to foreign travel, the company medical team can also give preventive jabs against typhus, hepatitis, cholera, etc.

Optimum employee safety

Safety at work is a major EVN priority, as in addition to the usual dangers involved in manual work, the safety aspects relating to electrical power, natural gas, hot water and steam (in the power station and heating supply areas) have to be considered.

EVN attaches great importance to measures aimed at securing optimum safety levels for its employees in every area of the company. First and foremost, it relies on training and the systematic creation of a high level of safety awareness among all workers.

A detailed, internal manual containing directives and instructions supplements the statutory organisational safety regulations. As an additional aid to the work force and as part of the evaluation process, a special manual has been prepared, the "Safety Handbook", which refers to the individual working conditions in the energy industry (electricity, natural gas, heat, water, network and power station operation).

2001 accident statistics show a further drop in industrial injuries

Every twelve months, EVN prepares accident statistics for the preceding calendar year, which not only contain all accidents, but also detailed analyses of the causes. This evaluation serves as a platform for the further development of preventive measures. The related success is evidenced by the accident statistic for the 2001 calendar year, which shows the lowest rate since EVN started to keep records and represents a continuation of the positive trend of previous years.

The total number of accidents in 2001 dropped by around 20 % to 65 (including minor and road accidents), although serious accidents increased by 40 %.

Notable reduction in industrial accidents, excluding minor and road accidents


100
80
60
40
20
Total accidents (= slight, quite serious and serious accidents, excluding minor and road accidents)
99
2,196
89
1,985
77
1,689
2,453
94
91
2,169
1,990
74
58
952
1,467
50
51
1,168
1,220
39
2,500
2,000
1,500
1,000
500
Lost days
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

During the past calendar year there were 21 minor accidents, four road accidents, 26 slight accidents, seven quite serious and six serious accidents, and unfortunately, one fatality. The most frequent cause of accidents at EVN is "assembly work" representing 45 % of all accidents, followed closely by "falls" with 36 %. Of the latter, 4 % relate to falls from working at heights (e.g. on poles) and 32 % to accidents at ground level. 45 % of accidents were caused by personal negligence, followed by "errors or unfortunate circumstances" with 29 %. 8 % of accidents resulted from a "failure to wear personal protection" and the "non-observance of regulations". It is precisely this value that could be further reduced by greater employee vigilance.

Systematic training and raising of awareness levels

The demands on EVN employees have risen markedly in recent years, but this has not resulted in an increase in accidents at work. The positive trend of accident numbers has primarily been achieved through targeted training, a growing sense of individual responsibility, and the heightening of safety awareness among the staff. In addition, high levels of qualification and the care taken by employees have clearly had a positive effect in this regard. Improved work process planning and preparation has also played a significant role in the reduction of accident frequency.

The number of reported accidents per year at the beginning of the 1990s stood at over 100. However, during the following ten years this figure dropped steadily, with the result that there were only 65 accidents in 2001. Electrical power and gas accidents are already relatively rare, but tend to be more serious.

"Safety at Work Oscar"

As a special employee incentive, since the 1980s EVN has regularly awarded prizes for outstanding achievement in the preservation and improvement of work safety. In particular, awards are made to those organisational units with accident rates of less than 1 (corresponding to 1 working accident per 100 employees).


Each year, organisational units with low accident rates are awarded prizes by EVN.

Since 2000, this prize has been awarded under the name "Safety at Work Oscar". The prize-winning employees can celebrate their award at a joint dinner held at the invitation of EVN. In 2001, 15 units, whose accident rates were below 1 % were awarded prizes.

Preventive fire protection

Number of fires at EVN



20
16
12
8
4
Number of fires
1999
2000
2001
37,870
14,571
49,540
3
4
3
50,000
40,000
30,000
20,000
10,000
Estimated total damage in EUR

Nine company trained fire officers and 26 fire protection points ensure preventive fire protection at EVN. The officers support the employer in their individual working areas with the implementation and fulfilment of the mandatory regulations.

In accordance with the respective fire regulations, fire extinguishing equipment, e.g. portable fire extinguishers, is installed in all EVN buildings for an immediate response. Like the smoke alarm systems, this equipment is examined and serviced by accredited inspectors from the manufacturers at regular, statutory intervals. Special fire prevention plans exist for many of EVN's plants and these have also been supplied to the local fire brigades.

EVN carries out regular fire drills with its work force, including a fire alarm and evacuation exercise at company headquarters during the period under review. In the past financial year, 560 employees were trained in the use of emergency fire fighting equipment.



The spraying of live lines and installations with water must be practiced. EVN carries out regular training with fire-fighters for this purpose.

Fire brigade training

In order to minimise the danger to the rescue services, EVN completes regular fire-fighting exercises with fire brigades located in the vicinity of substations. These trials involve the theoretical and practical aspects of spraying live components. During the period under review such exercises took place with eight voluntary fire brigades.

Helicopter line maintenance

One major contribution to increased work safety is the helicopter tree pruning method, which was developed in Scandinavia and is used by EVN in rough mountain terrain. Helicopter tree pruning, e.g. for lines in the Alpine foothills reduces the increased accident risk that previously appertained to such maintenance work in difficult country. Moreover, this process also means that overhanging trees and branches can be removed quickly and safely. This makes life less dangerous for the employees involved and also safeguards the supply of EVN customers by reducing the possibility of power cuts.



EVN as an attractive employer

Initiatives in the interests of the work force

EVN systematically pursues its goal of positioning itself as an attractive employer. This aim relates to both current company personnel and potential recruits. Apart from the creation of pleasant working conditions, this approach includes, e.g. a flexible working time model.

Concrete measures are being taken in the EVN Personnel Marketing area to actively address the best people available on the job market. In line with the concept of long-term personnel planning, EVN looks for lengthy employment relationships with its work force. The company regards itself as an employer that not only furthers and challenges its personnel, but also as an organisation upon which the employee can rely.

Human resources management principles

In the course of its efforts to be an attractive and fair employer, EVN sees itself as being obliged to adhere to a number of fundamental principles with regard to its work force:

- EVN endeavours to provide its staff with an ideal balance between their professional and private lives. As a family-friendly company, EVN offers its female personnel maternity leave that extends beyond the statutory period up to the third birthday of the child and carries a reinstatement guarantee.

- In line with the concept of transparency, all major business decisions are taken on the basis of the standard legal statutes and the staff representatives are informed of and integrated into the decision-making process. A high degree of clarity applies to the job advertising process and the award of available positions. Accordingly, all vacancies are advertised on the intranet and can be accessed by the entire work force.

- One matter of course, is the equal treatment of all employees irrespective of gender or nationality.

- As one of just a few Austrian companies, EVN offers its work force a flexi-time model without core time, i.e. without a fixed period of obligatory attendance. Employees are entitled to organise their working time independently and freely, although company requirements are naturally taken into consideration. Flexi-time also facilitates re-entry to employment following maternity leave. Moreover, EVN tries wherever possible to accommodate the individual needs of its employees and hence has a 4.2 % part-time staff quota.



Personnel development

Particularly in a liberalised market, well-educated, service-oriented and motivated employees constitute a major prerequisite for sustained, successful corporate development. Consequently, EVN utilises a range of measures to improve employees' qualifications, in order to be able to build on just the right personnel in every area of the company. Development of competence and know-how enhancement and further training are the key factors in this regard.

EVN's personnel development programme is designed as an integrated process and has a modular structure. Depending on the specific development target, the "educational event", "e-learning" or "training on the job" modules are employed and either defined as an "obligatory" or a "voluntary" module. The offer extends from IT training, sales seminars, product and branch information, special technical training, language courses, environment and safety schooling, to personality enhancement training.

Some concrete examples:

At EVN new employees are introduced to their working environment by individual mentors.







- In the case of new recruits, the main target is to integrate the new employees into the working process as quickly and efficiently as possible. EVN has introduced a mentor system for this purpose, which guarantees new recruits a positive start at the company and quickly makes them both effective and productive. A mentor is nominated for each new recruit, with tasks that include assistance in the design of the first working day and an introduction to the world of work at EVN. In addition, the mentor is the primary contact person for all questions relating to "standard practice" at EVN. On the first working day, the new recruit receives a "welcome folder" with information concerning the company and life at EVN, as well as a personal e-mail greeting.

- Furthermore, new employees are provided with introductory days, an e-learning module for business management interrelations, as well as acquire a basic knowledge of EVN's technological capabilities. This range is supplemented through training in presentation techniques and teamwork.

- EVN regards structured employee discussions as an important instrument in personnel development. The main objective of these discussions is to agree on targets and to plan work focuses, as well as to determine concrete personal development measures. In addition, such meetings also serve to co-ordinate goals within the company.

EVN further training 2001/02



EVN attaches great value to a first class education.

- In line with its claim to offer optimum, individual service, EVN makes every effort to provide its employees in the Customer Centres with multiple training. This is intended to ensure that during the realisation of the "One Face to the Customer" concept, employees are able to provide comprehensive information concerning all of EVN's energy and services activities and can be used in these areas. For these reasons EVN promotes the double and multiple qualification of its work force. Accordingly, the completion of second and third apprenticeships, as well as master certificates, is actively supported through financial payments. During the past financial year, 77 employees concluded additional training (as electricity, gas or heating fitters). In total, over 400 staff members, around 20 % of the EVN work force, possess multiple qualifications.

- Specialists, who are equally important to business operations, also have an opportunity at any time to maintain their know-how at the highest levels by means of external specialist seminars or conferences.

- In addition to activities at a purely professional level, EVN also offers an extensive educational programme. This extends from language courses to a variety of possibilities in the area of social and methodological competence and is intended to assist employees with the improvement of co-operation in teams and organisational units. At a human level, training involves human relations and the constructive management of tensions and conflicts and at a methodology level, the design of working processes with the objective of on-going optimisation.

With expenditure of around EUR 1.05 m, EVN spent slightly more on further training (seminar charges, trainers, e-learning) during the 2001/02 financial year than in the comparable period of 2000/01.

Educational structure


5 %
7 %
17 %
17 %
47 %
7 %
University graduates
A-level graduates
Polytechnic graduates
Employees with a complete apprenticeship
Employees with a masters' certificate
Others

The vast majority of the EVN work force possesses one or more specialist qualifications.

EVN further training 2001/02

	Events	Participants
EDP	53	492
Specialist seminars	171	2,189
Behavioural training	20	296
Total internal further training	**244**	**2,977**
External further training	**402**	**611**
Total further training	**646**	**3,588**

EVN personnel marketing

In order to raise the levels of efficiency and transparency with regard to staff appointments, EVN uses various methods during the recruiting process:

- The personnel page on the EVN website enables employees to make direct personal, written or electronic applications. The website also provides a fundamental presentation of EVN as an employer.
- A special job site under the name "Young Energy" has been installed for graduates and young applicants.
- EVN makes certain that it is represented in leading career guides.


EVN
Willkommen in der
EVN presentation as an employer at the Career Fair of the Vienna University of Economics and Business Administration.

- Thanks to close co-operation with schools, polytechnics and universities, EVN recruits the majority of its apprentices from Lower Austrian vocational schools. EVN also numbers among the sponsors of the Wiener Neustadt Polytechnic, from where several students come each year to complete their professional practice at EVN or one of its subsidiaries. This co-operation has already provided EVN with interesting work from seminars and degree dissertations.
- In line with its medium-term personnel planning, EVN attends job fairs as a potential employer. This was exemplified by a stand at a career fair, held in November 2001 at the Job Planning Centre of the Vienna University of Economics and Business Administration.
- Every year EVN offers summer jobs and internships to approximately 250 pupils and students, thereby enabling them to supplement their theoretical knowledge with practical experience.

Apprentice training


In September 2002, the 15-year-old Elisabeth Kessler became the first young woman to undertake an EVN apprenticeship as an electrician.

In the interests of medium- and long-term personnel planning, as well as the fulfilment of its responsibilities as a regional employer, traditionally EVN offers apprenticeships in the industrial sector with a primary focus on electricians. Motivated young people are given an opportunity to acquire practical and theoretical knowledge within the scope of a dual training system. EVN works closely with both partner companies, such as various electrical installation companies, as well as the Lower Austria vocational schools and the apprenticeship department of the Lower Austrian Chamber of Commerce.

On September 1, 2002, another 23 young people commenced their apprenticeships as electricians.

The EVN pension fund – a third pillar for retirement benefits

Since 1995, EVN has offered its work force a modern and attractive form of superannuation in the shape of the EVN pension fund, one of only twelve such company pension schemes in Austria. Designed as a supplement to the statutory state pension, the EVN pension scheme is also open to employees from other EVN Group companies. Accordingly, apart from EVN, five other Group companies are included in the pension fund.

The EVN pension scheme provides an opportunity to create an additional private pillar for retirement benefits on the basis of private initiative supported by the company. EVN is thus making a sizeable contribution to safeguarding its employees' retirement income, which in view of demographic developments, can barely be maintained by the state pension alone. Therefore, the creation of this third pension pillar also represents a socio-political initiative on the part of EVN.

Retirement benefits were deliberately not transferred to an inter-company pension fund, but instead a separate company pension fund was founded in which the right of employees to a share in the decision-making process is guaranteed via their representatives. All the bodies in the EVN pension scheme work on an unpaid basis, in order that staff contributions are not additionally burdened with administrative costs.

As of September 30, 2002, the pension fund comprised around 2,130 people with pension rights and some 90 with an entitlement to payments (retired persons already receiving benefits).

The EVN pension fund is a contribution-oriented pension scheme, in which the amount of the future pension to be paid derives from the annuity on employer and employee contributions up to the date of retirement.

Initiatives for increased employee job satisfaction

Broad-based employee information



The transparency provided by the EVN intranet is an important motivating factor.

The supply of up-to-date and comprehensive employee information concerning developments at the company is one of the most important tasks of communications at EVN. For many years, the EVN work force has been able to obtain an insight into current company, energy and employee representative matters via the employee magazine, "EVN Intern". In addition, via the intranet, employees have access to further information concerning all internally advertised appointments, their personal flexi-time data and an overview of booked and completed seminars and educational events.

Structured employee suggestion system

In a highly competitive market, good ideas from the employees can play an important role in increasing a company's success. The liberalisation of the energy markets and the permanent changes in EVN's social, economic and technological environment mean that the company faces an increasing challenge to provide high quality, reasonable priced and innovative products, in order to secure an essential competitive lead. Equally, these circumstances also underline the importance of using the creative potential of the work force to the full in the form of improvement suggestions. At the same time, the opportunity to introduce and implement one's own ideas constitutes a significant motivating factor.

In July 2000, the long-standing EVN employee suggestion scheme was repositioned in the course of a re-launch, which primarily involved the introduction of an attractive bonus system. Transparency and communications relating to the ideas submitted were also markedly improved. All information concerning the employee suggestion scheme in general and details concerning the individual suggestions are now available to the entire EVN staff, both via a central access point in the intranet and publications in the employee magazine.

Last year, 254 ideas were submitted, of which 93 won bonuses and were put into effect. The idea competition, which focuses on environmental protection, work safety and fire protection, provided a successful means of using employee potential in a targeted manner for the improvement of individual processes and service areas.

Naturally, the commitment shown by those participating is rewarded appropriately.



Substations are repeatedly subject to failures caused by small animals (birds, weasels, etc.) or air-borne material (e.g. hay) accidentally coming into contact with the exposed 20 kV rail. The resulting power cuts mostly affect large areas, e.g. several villages, towns or city quarters. This gave Karl Groher from Pressbaum and his colleagues the idea of covering the bare power supply lines with high-voltage insulating tape and thus preventing short-circuits of the above type. The results are greater security of supply and increased customer satisfaction.

The EVN canteen and cafeteria

In order to offer EVN employees an attractive lunch at a reasonable price, as well as suitable surroundings for meetings, company headquarters has a canteen and since 2000, a separate cafeteria.

- The canteen, which was part of the headquarters building completed in 1963, was completely renovated in 1994 and redesigned as a modern free-flow system (self-service) with a drinks and salad bar. Balanced meals are on offer, primarily consisting of local produce, which are supplemented by an extensive salad buffet. The canteen provides a total of around 75,000 meals annually.

- While the company canteen is only open at lunchtime, the EVN cafeteria is open around the clock. As opposed to the former canteen buffet, which was only open for an hour in the morning, the cafeteria also offers a far larger range of non-alcoholic beverages and snacks.

EVN Culture and Sports Association

One staff initiative with long traditions is the EVN Culture and Sports Association (KSV). Founded soon after World War II under the former NEWAG, KSV clubs have developed steadily over many years and now offer an extensive range of activities. In their leisure time, EVN employees can enjoy curling, soccer, gymnastics, walking, or tennis, to name just a few activities. All the clubs have strong links with their respective regions and are largely managed autonomously. They are sponsored by EVN in line with employee communications and the related promotion of social ties within the company.



Balanced meals at attractive prices in the EVN canteen.

Key figures from the personnel sector

Staff development since 1989
Average Group personnel numbers in terms of capacity (part-time employees are only included in this statistic on an aliquot basis in accordance with the extent of their employment) have been reduced by around 35 % from 3,362 employees in 1989, to 2,199 in the 2001/02 financial year. This was achieved despite the sizeable, simultaneous increase in the scope and volume of the activities of EVN and its subsidiaries.

Sales per employee
Sales per employee in the 2001/02 financial year amounted to about EUR 506,500 and had therefore risen by 10.1 % during the same period. This means that today EVN occupies first place among Austria's energy suppliers.

Personnel expenses in ratio to sales
Personnel expenses amounted to approximately 16.2 % of sales. As compared with the remaining national and international energy producers, this represents a top position. In the 1991/92 financial year, this figure had totalled 26.7 % at EVN.

Age structure
The average age of EVN employees is approximately 44. This relatively high figure is the result of the massive rationalisation measures of recent years and in particular, the policy of not filling job vacancies. EVN employees have an average of 22 years of service, which underlines the level of company loyalty. Logically, the fluctuation rate (< 1 %) is also extremely low.

Initiatives for quality of life in Lower Austria

Involvement in social, cultural, sporting and local matters

As a significant player in the Lower Austrian economy, EVN accepts its responsibility to become engaged in social matters in a manner appropriate to the company and its activities. Therefore, within the scope of its possibilities, EVN contributes to both social and charitable initiatives in its supply area and thus underlines its local origins.

EVN also sponsors regional exhibitions and other cultural events. Since the mid-1990s, the core of company involvement in this sector has been formed by the EVN Collection, which consists of contemporary works of art of international calibre.

Numerous other EVN initiatives within its social environment such as the support of diverse sporting events, co-operation with schools and technical colleges and the consideration of current developments in the fields of science, technology and the energy industry round off the company's activities in this area.

Regular support of the SOS Kinderdorf Hinterbrühl

EVN has been a regular supporter of the SOS Kinderdorf Hinterbrühl for many years, thereby fulfilling the company's social responsibility as one of Lower Austria's largest enterprises. Indeed, EVN's predecessor companies, NEWAG and NIOGAS, were among the sponsors that enabled the building of this Kinderdorf near the Austrian capital of Vienna. The companies assumed the patronage of two houses, which like the rest of the village were started in 1956 and handed over in 1958.

EVN continues to contribute to the upkeep of both houses. The "Zu den sieben Geißlein" house (donated by NIOGAS) is home to four children as is the "Ottenstein" house (donated by NEWAG).

Senior citizens Christmas celebration at the Theiss power station



The 2001 Christmas celebration at the EVN power station in Theiss was enjoyed thoroughly by some 60 senior citizens.

In December 2001, EVN issued an initial invitation to senior citizens from the neighbouring municipalities of Gedersdorf and Rohrendorf and the Krems home for the aged to attend a reflective Christmas celebration at the Theiss power station Information Centre. The highlight of the event was a look back in pictures and sound to the festive seasons of the past, leading up to the touching Christmas address given by the federal chancellor, Leopold Figl, in 1945. In addition, the Gedersdorf parish priest told a Christmas story with the assistance of ministrants from Rohrendorf. The world's most famous carol, "Silent Night" and the presentation of small gifts rounded off a very pleasant afternoon.

Children's Safety Olympics at the Theiss power station



A great atmosphere in combination with safety training characterised the heats of the "Safety Tour 2002" competition organised by the Austrian Civil Defence Association at Theiss power station.

Fun and games in an Olympic competition – and increased safety for all! This is the motto of the Children's Safety Olympics, which is organised annually by the Austrian Civil Defence Association and involves more than 10,000 primary school children.

Following an invitation from EVN, the "Safety Tour 2002" knock-out heats for the districts of Krems Stadt, Krems Land and Zwettl took place in May 2002 at the Theiss power station. Where heat and power are normally generated for Lower Austria, young athletes from twelve primary schools convened to participate in numerous competitions and games, including cycling, a safety quiz, first aid, fire extinguishing and a danger sign puzzle. The especially courageous had the chance to climb to dizzy heights on the rescue ladder of the Krems fire brigade. Naturally, the power station was open for viewing and the children were able to surf on the internet islands in the EVN Information Centre. During the long competition break, the "EVN Young Energy Disco" provided a special surprise.

James Bond on charity mission at EVN

On the occasion of the EVN Cup 2002, Roger Moore in his function as a UNICEF ambassador, and Martha Kyrle, the president of UNICEF Austria, received a cheque for EUR 10,000 from the EVN Chairman, Rudolf Gruber. EVN also doubled the revenues from the ORF summer party and donated it to the ORF "Flood Victim Fund". For the first time, the international race for electric vehicles, which is organised annually by EVN and ÖAMTC (Austrian Automobile Association), was held in the Arena Nova in Wiener Neustadt. Roger Moore was also unable to resist the temptation of completing a number of laps in one of the innovative and environment-friendly racers.


N-CUP 2002
EUR 10.000,-
für
unicef-Kinderhilfe
N-CUP 2002
EUR 35.000,-
für

Employee involvement in social matters

Besides their professional activities, many EVN employees make a sizeable contribution to Lower Austrian society. Large numbers of the workforce are members of organisations such as the Red Cross and volunteer fire brigades. In the main, employees carry out these activities outside working hours. However, should extra free time be required, EVN does as much as possible as an employer to ensure that this can be worked in through the flexi-time scheme.

Employees called out on emergencies with the fire brigade are also supported by the payment of their wages during their enforced absence. Therefore, the roughly 530 EVN employees who are members of the voluntary fire brigade in Lower Austria were granted around 1,250 hours of paid leave during the flood disaster in August 2002.

Regional cultural highlights

In accordance with the assignments contained in its mission statement regarding the sponsorship of the arts and culture in Lower Austria, apart from several on-going projects, during the 2001/02 financial year EVN primarily supported regional, cultural events. For the local people these events all shared a strong, emotional and meaningful content and thus provided a sustained positive image transfer for EVN.

Worthy of special mention in the past financial year were the "1000 Jahre Wienerwald" exhibition, the special "Cisto 2002" exhibition in Lilienfeld monastery and various summer festivals.

The EVN Collection

The EVN Collection was founded in 1995 and is administered by the curators, Brigitte Huck, Georg Kargl, Paul Katzberger, Wolfgang Kos and Hans Ulrich Obrist. The artists and works represented in the EVN Collection are intended to offer a wide range of possibilities for reception, both from their technical selection and with regard to their content.

The works in the collection range from approaches to the phenomena of mass culture (Muntean/Rosenblum) and a poetic consideration of day-to-day existence (Wolfgang Tillmans, Lois Weinberger), to a confrontation with fundamental architectural and social principles (Luca Vitone, Joep van Lieshout). This selection represents a mere fraction of the multiplicity of topics contained in the EVN Collection, but does indicate the underlying theme of a constant relationship to the immediate present.

The demand for the exhibition of many works both nationally and internationally, as well as the lively presence of virtually all the artists represented in the Collection in the international art world, point to the high standing of the Collection, its actuality and meaningfulness.


YOU COULD COMPLAIN THAT SUCH A TOWN DOESN'T FIT WITH THE WAY THE WORLD WORKS NOW. THAT THE REAL WORLD IS A WORSE AND DEVIOUS AND COMPLICATED PLACE TO LEAD A LIFE IN.

MUNTEAN/ROSENBLUM
Untitled ("You could complain..."), 2001
Acrylic on canvas
200 x 250 cm
Purchase 2002
Photo: Fotostudio Otto, Vienna

Since the spring of 2002, the presentation of the works is no longer limited to the EVN FORUM, the lobby area and various floors of EVN headquarters, but is also displayed in the lounge areas on the southern stairwell. This offers EVN employees a greater opportunity for the consideration and direct observation of these pieces of art. The presentation of the works on the intranet also provides employees with an immediate opportunity for more detailed insights and information. In addition, guided tours, discussions with artists and exhibition visits relating to the EVN Collection are all available (evn.sammlung@evn.at).



Wolfgang TILLMANS
blue jacket, grey jeans, 1995
Photo, Edition of 3
50 x 60 cm
Purchase 2001
Photo: Fotostudio Otto, Vienna



Lois WEINBERGER
Verlauf/Drift, 1999
Oil on molino
150 x 250 cm
Purchase 2002
Photo: Fotostudio Otto, Vienna

"Eco-sport" – the EVN Spinning Marathon


EVN

In May 2002, EVN held the third EVN Spinning Marathon in Wiener Neustadt. Around 150 athletes (of which half were women) pedalled more than 30 specially converted Spinning Bikes for twelve hours, thereby generating environment-friendly electricity, which was fed into the EVN network. For the first time, this event was coupled with a successful attempt on the world natural power generation record. The target was to enter the Guinness Book of Records with a maximum amount of "muscle power electricity ". *The 5 kWh of electricity generated brought the* required entry and was also sufficient for 50 hours of television or morning shaves for 200 men.

More EVN teams at the company run in Wiener Neustadt

Full of energy, even during their leisure time. 27 EVN employees in nine teams held the company flag high during the company run in Wiener Neustadt.



The EVN school service – an investment in the future

EVN co-operation with Lower Austrian schools has a long and successful 40-year history. Numerous teaching aids for primary and secondary schools on the subject of energy, a wide range of excursions and power station tours, as well as more than 800 talks annually by EVN advisors in schools throughout Lower Austria, form the focal points of EVN's activities in this area.

This represents clear recognition by EVN of its responsibilities towards people and the environment and above all, a contribution to the education of future generations. Simultaneously, active contacts with schools allow the customers of tomorrow to be addressed at a very early age. The long tradition of the EVN schools service is unique among Austrian energy companies, as is the extent of the school range on offer. In Lower Austria, there is already a current generation of parents, who themselves were able to research the secrets of electricity during their own school years, using teaching aids from EVN.


Energie und Umwelt
EVN

Comprehensive energy information for the customers of *tomorrow.*

Over the years, the first further training seminars for Lower Austrian teachers, which were organised by EVN at the beginning of the 1960s, have developed into an extensive range for every pupil age group. The design and didactic structure of the teaching aids and experimental materials from EVN have also evolved to reflect current taste and above all, the state of the art. Nonetheless, they continue to convey messages concerning the careful use of energy and communicate the basic principles of energy supply in a lively manner.

More than 30,000 differing EVN teaching aids are distributed among Lower Austrian schoolchildren free of charge. Even more young people come into personal contact with EVN by taking advantage of the selection of guided tours on offer, or by attending a presentation given by an EVN expert to their class. The attractive programme for children at EVN events, as well as the separate internet site for young people, also allow a growing number of contacts with children outside the school premises.

An exchange of opinions with experts


Erdgas – das
reinste Vergnügen

Always keeping people up-to-date through information events and expert discussions. The photo shows an information event for EVN's partner electricians concerning new products and services

The exchange of information with experts, market partners and opinion leaders is of considerable importance to EVN. Therefore, each year, a series of events takes place, which facilitates the examination of current developments in the sciences, technology and energy industry in pleasant surroundings.

For example, in November 2001, EVN held a seminar concerning the use of biomass and was able to play host to students and academics from nine European countries at the international Vienna University symposium, "European Energy". Special interest was aroused among the international audience at this event by the demonstration of a pilot plant for electricity generation using biomass in Wiener Neustadt.

Co-operation with the Donauauen National Park – barn owls nest in EVN transformer stations





The barn owl not only enjoys a great deal of interest in the world of Harry Potter, but also in the area to the north of the Danube between Orth and Hainburg, east of Vienna. Within the scope of a joint conservation project with the Donauauen National Park, the Haringsee bird of prey station und zoologists, nesting boxes are being installed in 15 EVN tower transformer stations in order to provide this threatened species with possibilities for breeding. As a result of the modern design of farm buildings and the increasing number of closed church attics, barn owls find it virtually impossible to discover "natural" nesting sites. The EVN transformer stations represent an ideal alternative for the barn owls as civilisation commensals, not only due to their height, but also their general proximity to developed areas, which offers plentiful opportunities for mouse hunting. The first nesting boxes were put in place at the end of September 2002.

Statement of the environmental auditors

As environmental auditors accredited in accordance with Section I of the Environmental Management Act (UMG) pursuant to the Directive 92.770/233-IX/I/96 from December 17, 1996, subsequently 92.770-IV/9/00 from March 9, 2000 (BMwA), we have examined the content of the "Ecology" and "Society" sections of the EVN Sustainability Report which relates to the period from October 1, 2001 to September 30, 2002, and following random sampling and the completion of an audit on November 18, 2002 can verify both the content and the derivative sustainable effects.

Vienna, November 18, 2002

ÖKO-CERT AUSTRIA
Environmental Auditing Association

Franz W. Mayer m.p.
Judicially accredited expert
for air, waste and
industrial waste cleanliness

Hans Kolb m.p.
Judicially accredited expert
for mining and metallurgy

Georg Schörner m.p.
Judicially accredited expert
for ecology and environmental
compatibility

Verifiers' Report

We were instructed by EVN AG to verify the figures contained in the EVN AG Corporate Responsibility Report for the 2001/02 financial year. The Corporate Responsibility Report itself is the responsibility of the EVN AG management.

On the basis of the assignment allocated to us, we express the following opinion:

The financial figures contained in the "Economy" section of this report are taken from the consolidated financial statements of EVN AG as at September 30, 2002, September 30, 2001 and September 30, 2000, which were prepared in accordance with the International Accounting Standards and received our unqualified auditor's opinion. The financial data in the afore mentioned section is correctly repeated.

In addition, we would like to point out that for an understanding of the financial figures, the consolidated financial statements of EVN AG for the 2001/02 financial year should be read together with the notes to the financial statements.

Vienna, November 26, 2002

KPMG Austria GmbH

Johann Perthold m.p.
Chartered accountant
and tax consultant

Peter Honzak m.p.
Chartered accountant
and tax consultant

EVN AG

Head Office

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations

Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718
investor.relations@evn.at

Environmental and Safety Department

Hans-Georg Rych
Phone +43 2236 200-12526
Fax +43 2236 200-82526
umweltcontrolling@evn.at

Human Resources Department

Karl Huber
Phone +43 2236 200-12092
Fax +43 2236 200-84714
karl.huber@evn.at

Informationen on the Internet

www.evn.at
www.investor.evn.at (NEW!)